SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

Articles of Association of Sinopec Shanghai Petrochemical Company Limited	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: February 27, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

3

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

ARTICLES OF ASSOCIATION

Amendment History

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 15 June 1995 and approved by the State Commission for Restructuring the Economic Systems and Securities Commission of the State Council on 17 July 1995

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 15 June 1999 and approved by the State Economic & Trade Commission on 28 June 1999

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 15 June 2000 and approved by the State Economic & Trade Commission on 20 June 2000

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 18 June 2003 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 13 August 2003

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 18 June 2004 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 30 July 2004

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 28 June 2005 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 5 August 2005

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 15 June 2006 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 8 August 2006

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 19 June 2007

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 12 June 2008

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 18 June 2009

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 23 June 2010 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 31 August 2010

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 27 June 2012

•	As adopted and amended by special resolution of shareholders at the Second Extraordinary General Meeting of the Company held on 11 December 2013 and approved by the State- owned Assets Supervision and Administration Commission of the State Council on 26 January 2014

ARTICLES OF ASSOCIATION

OF

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

CHAPTER 1 GENERAL PROVISIONS

Article 1	These Articles of Association are formulated in accordance with “The Company Law of the People’s Republic of China” (the “Company Law”), “The Securities Law of the People’s Republic of China” (the “Securities Law”), “The State Council Special Regulations Relating to Issue of Shares and Overseas Listing of Joint Stock Limited Companies” (the “Special Regulations”), “The Mandatory Provisions for Companies Listing Overseas” (the “Mandatory Provisions”), the “Listed Companies Articles of Association Guidelines”, the “Listed Companies Corporate Governance Principles” and other relevant regulations, in order to protect the lawful rights and interests of Sinopec Shanghai Petrochemical Company Limited (the “Company”), its shareholders and creditors, and to regulate its organisation and behaviour.

The Company is a joint stock limited company established pursuant to the Company Law, the Special Regulations and other laws and regulations.

The establishment of the Company was approved by the State Commission for Restructuring the Economic System of the PRC pursuant to the document Ti Gai Sheng (1993) No. 95 by the promoter method. The Company was registered at the Shanghai Administration for Industry and Commerce and was issued an enterprise legal person business licence on 29 June 1993. The number of the enterprise legal person business licence is 310000000021453.

The promoter of the Company is Shanghai Petrochemical Complex.

Article 2	The registered name of the Company is:

Chinese:

Abbreviation:

English: Sinopec Shanghai Petrochemical Company Limited

Abbreviation: SPC

Article 3	The legal address of the Company is: 48 Jinyi Road, Jinshan District, Shanghai, People’s Republic of China.

Postal code: 200540

Telephone number: (021) 5794 1941

Facsimile number: (021) 5794 2267

Article 4	The legal representative of the Company is the chairman of the Company.

Article 5	The Company is a permanently existing joint stock company. The capital of the Company is divided into equal shares. The rights and liabilities of shareholders of the Company are limited to the shares subscribed by them, and the Company is liable for its debts to the extent of its entire assets.

The Company is an independent legal person, under the jurisdiction and protection of the laws and regulations of the People’s Republic of China (hereinafter referred to as the “PRC”, and for the purpose of these Articles, excluding Hong Kong, Macau and Taiwan).

Article 6	The Articles of Association were effective from the date of establishment of the Company.

As from the effective date of the Articles of Association, these Articles constitute the rules governing the organisation and conduct of the Company and become a legally binding document regulating the rights and obligations between the Company and a shareholder and among the shareholders inter se.

Article 7	The Articles of Association are binding on the Company, its shareholders and its directors, supervisors and senior officers. The aforementioned persons may raise any claims relating to the affairs of the Company in accordance with these Articles.

The Company may take action against its directors, supervisors and senior officers in accordance with the Articles. The Company may take action against its shareholders in accordance with these Articles. Shareholders may take action against each other in accordance with these Articles and a shareholder may take action against the Company and its directors, supervisors and senior officers in accordance with these Articles.

For the purposes of this Article, “action” includes court proceedings or application for arbitration proceedings.

Unless the context otherwise requires, the term “senior officers” referred to in these Articles and the appendices attached hereto means the general managers, deputy general managers, financial officers and the secretary to the board of directors of the Company.

Article 8	The Company may invest in other limited liability companies or joint stock companies and is liable to the amount of the investment in these companies.

The Company may invest in any other enterprises; provided that, unless the law otherwise requires, the Company shall not act as an investor in any invested enterprise that assumes joint and several liability for the debts owed by such enterprise.

Article 9	Subject to the provisions of PRC laws and administrative regulations, the Company has the power to raise or borrow money, including (without limitation) the power to issue corporate bonds and to mortgage or charge its assets.

Article 10	The Company shall take steps to establish a healthy investor relations management system and also take an initiative to strengthen the communication and exchange with shareholders especially public shareholders in different ways. The secretary to the board of directors of the Company is responsible for the work of investor relations management.

CHAPTER 2 PURPOSE AND BUSINESS SCOPE

Article 11	The purpose of the Company shall be to build and operate a diversified industrial company which will be one of the world’s leading petrochemical companies; to promote the development of the petrochemical industry in the PRC through the production of a broad variety of outstanding products; to practise advanced scientific management and apply flexible business principle; and to develop overseas markets for the Company’s product, so that the Company and all shareholders may receive reasonable economic benefits.

Article 12	The Company’s scope of business shall be based on the projects approved by the Company’s registration authorities.

The Company’s scope of business include: crude oil processing, oil products, petrochemical products, synthetic fibres and monomers, plastic and plastic products, raw materials and products for knitting, catalyst preparation and spent solvent reclamation, supply of electricity, heat energy, water and gas, water processing, loading and unloading on railways, river transport, terminals, storage, design, research and development, “Four Technologies” services, property management, leasing of self-owned property, training of employee in the system, design, production of different types of advertisement, to conduct advertising by making use of the Company’s own media platform (in case of franchise operation, to operate the same by virtue of the relevant licence), quality technology services.

Article 13	The Company may establish subsidiaries and branches, representative offices, business offices and other non-independent legal person branches in accordance with its business development needs.

Subject to approval by the relevant governmental authorities, the Company may adjust the business and operation scope or investment directions and methods in accordance with PRC domestic and international market trends, the business requirements inside and outside of the PRC and the development capabilities of the Company.

CHAPTER 3 SHARES AND REGISTERED CAPITAL

Article 14	The Company shall have ordinary shares at all times. The ordinary shares issued by the Company shall include domestic shares and foreign shares. The Company may issue other types of shares subject to the approval of the responsible company approval authority as authorized by the State Council and its own requirements.

Article 15	All the shares issued by the Company shall have par value. The par value shall be one Renminbi each. Renminbi refers to the official currency of the PRC.

Article 16	The stock of the Company takes the form of shares. Upon the approval of the securities regulatory authority of the State Council, the Company may issue shares to investors inside the PRC and investors outside the PRC. The issue of the Company’s stock shall adhere to the principles of openness, fairness and justice. Shares of the same class shall rank pari passu with each other. For the same class of shares offered at the same time, each share shall have the same offer terms and price. For the same class of shares subscribed by any organisation or individual under the same offering, the price payable for each of such share shall be the same.

The aforementioned investors outside the PRC refer to investors in foreign countries, Hong Kong, Macau and Taiwan regions who subscribe for shares of the Company. Investors inside the PRC refer to investors in the PRC, excluding the aforementioned regions, who subscribe for shares of the Company.

Article 17	Shares issued by the Company investors inside the PRC and subscribed for in Renminbi are referred to as domestic shares. Shares issued by the Company and subscribed for in foreign currency are referred to as foreign shares. Foreign shares listed overseas are referred to as overseas listed foreign shares. The holders of domestic shares and the holders of overseas listed foreign shares are both ordinary shareholders, and have the same rights and obligations.

The aforementioned foreign currency refers to the official currency of other countries or regions, other than Renminbi, as recognised by the responsible foreign exchange authority of the PRC which can be used for subscribing for shares.

Article 18	The overseas listed foreign shares issued by the Company and listed in Hong Kong are referred to as H shares. H shares are shares which have been approved for listing by The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange” ), the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars.

Article 19	The domestic shares issued by the Company are held in custody by the China Securities Registration and Clearing Company Limited, Shanghai Branch. The H shares issued by the company are held in custody by Hong Kong Securities Clearing Company Limited.

Article 20	Having been approved by the responsible company approval authority as authorized by the State Council upon the Company’s establishment, the Company may issue a total of 7,200,000,000 ordinary shares, or which 4,000,000,000 shares have been issued to the promoter and have been subscribed by the promoter’s assessed asset upon its establishment, representing 55.56% of the authorized ordinary share capital.

Article 21	After the establishment of the Company, the Company has issued 2,330,000,000 ordinary shares which are overseas listed foreign shares, representing 32.36% of the authorized ordinary share capital. The Company has also issued 870,000,000 ordinary shares to the general public (including the employees of the Company) which are domestic shares representing 12.08% of the authorized ordinary share capital.

The shareholding structure of the Company after issue of the shares pursuant to the above paragraph is: 7,200,000,000 ordinary shares, of which 4,000,000,000 shares issued at the time of establishment of the Company, 870,000,000 domestic shares listed in the PRC and issued after the establishment of the Company, and 2,330,000,000 overseas listed foreign shares.

In 2013, the Company converted capital reserve to increase share capital of 3,600,000,000 shares. The shareholding structure of the Company after the above mentioned conversion is: 10,800,000,000 ordinary shares, of which 7,305,000,000 domestic shares listed in the PRC, representing 67.64% and 3,495,000,000 overseas listed foreign shares, representing 32.36%.

Article 22	The plan as to the issue of domestic shares and overseas listed foreign shares as approved by the securities regulatory authority of the State Council shall be implemented and arranged by the directors of the Company.

The plan as to the issue of domestic shares and overseas listed foreign shares as mentioned above may be implemented within fifteen (15) months from the date of approval by the State Council securities regulatory authority.

Article 23	In issuing the planned shares, the Company shall issue the domestic shares and the overseas listed foreign shares in single tranches respectively. Where there are special circumstances such that the shares cannot be issued in one tranche, the Company may issue the shares in several tranches, subject to the approval of the China Securities Regulatory Commission.

Article 24	The registered capital of the Company shall be RMB10,800,000,000.

Article 25	As required by its operations and business development, the Company may increase its capital in accordance with the Articles of Association.

The Company may increase its capital by the following methods:

(1) public share offering;

(2) non-public share offering;

(3) distribution of new shares to existing shareholders;

(4) transfer of the capital reserve fund to increase capital;

(5) any other means as permitted by law or administrative regulations and approved by the State Council securities regulatory authority.

In increasing its capital and issuing new shares, following the approval in accordance with the stipulations of the Articles, the Company shall comply with the procedures laid down in the laws, administrative regulations and listing rules and regulations of the PRC and the locale in which the foreign shares are listed overseas.

Article 26	Except as prescribed by applicable laws and administrative regulations, the shares of the Company shall be freely transferable and shall also be free from all lien.

CHAPTER 4 REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

Article 27	The Company may reduce its registered capital in accordance with the Articles. The Company shall comply with the procedures laid down in the Company Law, other relevant regulations and the Articles in reducing its registered capital.

Article 28	The Company shall prepare balance sheet and inventory of assets when it reduces its capital.

The Company shall notify its creditors within ten (10) days after the resolution to reduce the capital is passed and shall publish a notice in newspapers designated by the relevant regulatory authorities located at the place where the shares of the Company are listed within thirty (30) days after the resolution is passed. The creditors shall have the right to demand for repayment of the debts or for a guarantee for repayment of the debts within thirty (30) days of receiving such notice (or, for creditors who do not receive the notice, within forty-five (45) days from the date on which the notice is published).

The share capital shall not be lower than the statutory minimum after the capital reduction.

If the Company reduces its registered capital, it shall amend its registration record filed with the registration authorities of the Company in accordance with the law.

Article 29	Subject to the approval by the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedure provided in these Articles:

(1) cancellation of shares for reduction of capital;

(2) merger with other companies which hold shares of the Company;

(3) granting shares as incentive compensation to the staff of the Company;

(4) acquiring the shares of shareholders who vote against any resolution adopted at the general meeting of shareholders on the merger or division of the Company;

(5) other circumstances as permitted by law or administrative regulations. The Company shall comply with Articles 30 to 33 in repurchasing its shares.

Except in the circumstances set forth above, the Company shall not engage in any activity in connection with trading its own shares.

Article 30	Upon approval by the relevant authority, the Company may repurchase its shares by one of the following ways:

(1) making a general offer to all the shareholders in proportion to their shareholding;

(2) purchasing its shares in public on a stock exchange;

(3) making an off-market contract;

(4) other methods as stipulated by laws or administrative regulations and approved by the State Council securities regulatory authorities.

Article 31	The Company may, with the prior sanction of shareholders obtained at the shareholders’ general meeting in accordance with these Articles, repurchase its shares by an off-market contract in accordance with the relevant PRC and overseas regulations; the Company may release, vary or waive its rights under a contract so entered into by the Company with the prior approval of shareholders obtained in the same manner.

A contract to repurchase shares referred to in the above paragraph includes but is not limited to an agreement to become obliged to repurchase or an acquisition of the right to purchase shares of the Company.

Rights of the Company under a contract to repurchase its own shares are not capable of being assigned.

Article 32	Unless otherwise required by laws, administrative regulations, rules and regulations of authorized departments or these Articles of Association, if the Company repurchases its own shares pursuant to items (1) to (3) of Article 29 of these Articles of Association, resolutions relating thereto shall be adopted at a general meeting of shareholders. If the Company repurchases its own shares in accordance with the preceding paragraph under the circumstances set forth in item (1) of Article 29, the shares so repurchased shall be cancelled within ten days from the repurchase date. In the event of the circumstances set forth in items (2) and (4) of Article 29, the shares so repurchased shall be transferred or cancelled within six months.

If the Company repurchases its own shares in accordance with item (3) of Article 29, the shares so repurchased shall not exceed 5% of the total number of shares issued by the Company. Funds used for any repurchase shall be paid out of the after tax profits of the Company. The repurchased shares shall be transferred to the employees within one year.

If shares are required to be cancelled when they are repurchased in accordance with the law, the Company shall apply to the Company’s original registration authorities to register the alteration of the registered capital of the Company. The share capital of the Company shall be reduced by the aggregate par value of the cancelled shares accordingly.

Article 33	Unless the Company is in the course of liquidation, the Company shall comply with the following provisions in repurchasing its shares:

(1) where the Company repurchases its shares at face value, payment shall be made out of distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose;

(2)    where the Company repurchases its shares at a premium, payment up to the face value may be made out of distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose. Payment of the portion in excess of the face value shall be effected as follows:

(i) if the shares being repurchased were issued at face value, payment shall be made out of distributable profits of the Company;

(ii)    if the shares being repurchased were issued at a premium, payment shall be made out of distributable profits of the Company or out of proceeds of a fresh issue of shares made for that purpose, provided that the amount paid out of proceeds of the fresh issue shall not exceed the aggregate of premiums received by the Company on the issue of the shares repurchased nor the current amount of the Company’s capital reserve fund (including the premiums on the fresh issue);

(3) payment by the Company in consideration for the following shall be made out of distributable profits

(i) the acquisition of rights to repurchase shares of the Company;

(ii) the variation of any contract to repurchase shares of the Company;

(iii) the release of the Company’s obligations under any contract to repurchase shares of the Company;

(4)    to the extent that shares are repurchased out of distributable profits of the Company, the amount of the Company’s registered share capital reduced shall be transferred to the Company’s capital reserve fund.

CHAPTER 5 FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES

Article 34	The Company or any of its subsidiaries shall not at any time give any form of Financial Assistance to a person who is acquiring or is proposing to acquire shares in the Company. The person referred to in this paragraph includes any person who directly or indirectly incurs a liability for the purpose of acquiring the Company’s shares.

Neither the Company nor any of its subsidiaries shall give any form of Financial Assistance to the person for the purpose of lessening or discharging the liability.

This Article shall not apply to the circumstance under Article 36.

Article 35	For the purposes of this Chapter, “Financial Assistance” includes (but not limited to) the following forms:

(1) financial assistance given by way of gift;

(2)    financial assistance given by way of guarantee (including the provision of an undertaking or assets to secure performance of the obligations by the obligor) or indemnity, other than an indemnity in respect of the Company’s own neglect or default, or by way of release or waiver;

(3)    financial assistance given by way of a loan or any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party to the agreement, or by way of the novation of, or the assignment of rights arising under, a loan or such other agreement; or

(4) any other financial assistance given by the Company when the Company is insolvent or has not net assets or when its net assets would thereby reduce to a material extent.

For the purposes of this Chapter, “incurring a liability” includes changing one’s financial position by making an agreement or arrangement (whether enforceable or unenforceable, and whether made on his own account or with any other person) or by any other means.

Article 36	This following transactions are not considered prohibited under Article 34:

(1)    the provision of Financial Assistance where the Financial Assistance is given in good faith in the interests of the company and the Company’s principal purpose in giving that assistance is not to give it for the purpose of any such acquisition, or the giving of the assistance is but an incidental part of some larger purpose of the Company;

(2) a distribution of the Company’s assets by way of dividend lawfully declared;

(3) the allotment of bonus shares;

(4) a reduction of share capital, a repurchase of shares of the Company, a reorganisation of the share capital or other restructuring of the Company effected in compliance with these Articles;

(5)    the lending of money by the Company in the ordinary course of its business, where the lending of money is part of the scope of business of the Company (only if the Company has net assets which are not thereby reduced or, to the extent that those assets are thereby reduced, if the assistance is provided out of distributable profits);

(6)    the provision of money by the Company for contributions to employees’ share schemes (only if the Company has net assets which are not thereby reduced or, to the extent that those assets are thereby reduced, if the assistance is provided out of distributable profits).

CHAPTER 6 SHARE CERTIFICATES AND SHAREHOLDERS’ REGISTER

Article 37	The share certificates of the Company shall be in registered form.

The share certificates of the Company shall contain the following particulars:

(1) the Company name;

(2) the date on which the Company was registered as established;

(3) the type of shares, the value of the shares and the number of shares represented by the certificate;

(4) the serial number of the share certificate;

(5) other information as required by the Company Law, the Special Regulations and the stock exchange where the relevant shares are listed.

Article 38	The Company shall have a securities seal in Hong Kong for the purpose of authenticating the issue of H share certificates.

The Company’s shares may be transferred, gifted, inherited or pledged in accordance with the stipulations of relevant laws, administrative regulations, rules and regulations of authorized departments and these Articles. The transfer and assignment of shares must be registered with the share registration organ authorized by the Company.

Article 39	The Company does not recognise the use of its shares as the subject of a mortgage.

Article 40	During their terms of office, directors, supervisors and other senior officers of the Company shall periodically report to the Company their shareholdings in the Company and changes therein and shall not transfer more than 25% of such shareholdings per year during their terms of office. The aforesaid persons shall not transfer the shares in the Company held by them within six months from the date on which their resignation from the Company comes into effect.

Article 41	Unless otherwise required by laws, administrative regulations, regulatory authorities or stock exchanges at which the shares of the Company are listed, any gains from any sale of shares of the Company by any director, supervisor, senior officer or shareholder of the Company holding 5% or more of the shares of the Company within six months after their purchase of the same, and any gains from any purchase of shares of the Company by any of the aforesaid parties within six months after sale of the same shall be disgorged and paid to the Company, and the board of directors of the Company shall recover such gains from the abovementioned parties. Notwithstanding so, this six-month limitation shall not apply to any securities company holding 5% or more of the shares of the Company which purchasing of the shareholding is as a result of its underwriting obligation.

This Article shall apply to legal person shareholders holding 5% or more of the stock of the Company with voting power and Senior Management as stipulated in these Articles, including but not limited to directors, supervisors and general manager.

If the board of directors of the Company fails to comply with the requirements in accordance with the preceding paragraph, a shareholder shall have the right to request the board of directors to effect the same within thirty days. If the board of directors fails to do so within the said time limit, a shareholder shall have the right to initiate proceedings in the People’s Court directly in his own name for the interests of the Company.

If the board of directors of the Company fails to comply with the requirements in accordance with the first paragraph, the responsible director or directors shall assume joint and several liability in accordance with the law.

Article 42	The Company’s share certificates shall be signed by the chairman of the board of directors. If the stock exchange where the shares are listed requires other senior officer’s signature, such signature shall be included. The share certificates shall be effective with affixure of the Company’s seal or a facsimile seal. Authorization from the board of directors is required for affixing the Company seal to share certificates. Signature of the chairman or other senior officer may be made by facsimile signatures.

Article 43	The Company shall maintain a register of holders of shares and enter therein the following particulars:

(1) names, addresses, occupations or descriptions;

(2) the number of each class of shares held;

(3) the amount paid or agreed to be paid on the shares of shares held;

(4) the serial number of the shares held;

(5) the date at which each holder was entered in the register as a shareholder;

(6) the date at which each holder ceases to be a shareholder.

The register of shareholders shall be sufficient evidence, unless evidence to the contrary is shown, of shareholding in the Company.

Article 44	The Company may maintain the register of holders of overseas listed foreign shares outside the PRC in accordance with the memorandum of understanding and agreement made between the responsible securities authority of the State Council and the securities regulatory authority overseas and appoint an overseas agency for the management of such register. The original of the register of holders of overseas listed foreign shares shall be maintained in Hong Kong.

The Company shall maintain a copy of the register of holders of overseas listed foreign shares at the legal address of the Company. The overseas agency so appointed shall ensure from time to time the consistency between the original and the copy of the register of holders of overseas listed foreign shares.

In the event of inconsistency between the original and the copy of the register of holders of overseas listed foreign shares, the original version shall prevail.

Article 45	The Company shall maintain a complete register of shareholders.

The register of shareholders shall include the following parts:

(1) the register of shareholders maintained at the legal address of the Company other than that specified in paragraphs (2) and (3) of this Article;

(2) the Company’s register of holders of overseas listed foreign shares maintained at the place where the stock exchange having the shares listed is located;

(3) the register of shareholders deposited at other places decided by the board of directors as necessary for the listing of the Company’s shares.

Article 46	The various parts of the register of shareholders shall not overlap. The transfer of shares registered in a certain part of the shareholders’ register shall not be registered in other parts of the shareholders’ register during the existence of the registration of such shares.

All fully paid foreign shares listed in Hong Kong may be transferred freely in accordance with these Articles provided that the board of directors may without assigning any reason therefor decline to recognise any instrument of transfer, unless:

(1)    A fee in the sum of two Hong Kong dollars and fifty cents (2.5) or such higher sum then agreed by the Hong Kong Stock Exchange is paid to the Company in respect of the registration of any transfer in the title of the shares to which it relates or for the alteration in the title of such shares or other documents;

(2) the instrument of transfer is only in respect of foreign shares listed in Hong Kong;

(3) the stamp duty payable in respect of such instrument of transfer has been paid;

(4) share certificates or other evidence as the board of directors may reasonably require to prove the right of the transferor to make the transfer shall be provided;

(5) if the shares are proposed to be transferred with joint holders, the number of joint holders shall be no more than four (4); and

(6) the relevant shares are free from any lien by any company.

The transfer of overseas-listed foreign shares listed in Hong Kong shall be carried out in writing through transfer instrument in normal or ordinary form or in the form acceptable to the board of directors; and such transfer instrument can be signed by hand or, if the transferor or transferee is a recognised cleaning house as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) or its attorney, signed by hand or signed in printed mechanical form. All the transfer instruments shall be maintained at the legal address of the Company or another place the board of directors may designate from time to time.

Any change or alteration to the various parts of the register of shareholders shall be conducted in accordance with the laws of the place where such part of the shareholders’ register is maintained.

Article 47	No registration of any change in the register of shareholders arising from a transfer of shares shall be effected thirty (30) days before the holding of a shareholders’ general meeting or within five (5) days before the decision is made on the distribution of dividends by the Company. The changes of the register of A shareholders are more applicable to the laws and regulations in PRC.

Article 48	The board of directors or the convenor of a shareholders’ general meeting shall fix a date as the date for the determination of shareholders for the purposes of holding shareholders’ general meetings, distribution of dividends, liquidation and for other activities requiring determination of shareholders. Shareholders whose names are registered in the register of shareholders at the close of business on the date of determination shall be the shareholders of the Company.

Article 49	Any person objecting to the register of shareholders and requesting to have its name registered or removed from the register of shareholders may apply to a court with jurisdiction to have the register of shareholders amended.

Article 50	Any person who is registered holder of shares in the Company or who claims to be entitled to have his name entered in the register of shareholders in respect of shares in the Company may, if it appears that the certificate (the “original certificate”) relating to the shares is lost, apply to the Company for a new certificate in respect of such shares (the “relevant shares”).

Holders of domestic shares whose share certificates have been lost may apply for issue of new share certificates in accordance with the procedure set out in article 144 of the Company Law.

Holders of overseas listed foreign shares whose share certificates have been lost may apply for issue of new share certificates in accordance with the procedures laid down by the law, the rules of the stock exchange and other relevant regulations of the place where the original register of holders of overseas listed shares is located.

The issue of new share certificates to H shareholders whose share certificates have been lost shall meet the following requirements:

(1)    the applicant shall submit an application to the Company in prescribed form accompanied by a notarial act or a statutory declaration made by the applicant stating the grounds upon which the application is made, the circumstances of the loss, and such other particulars as the case may require in order to verify the grounds upon which the application is made and that no other person is entitled to have his name entered in the register of shareholders in respect of the relevant shares;

(2)    prior to the Company deciding to issue new share certificates, the Company not having received any statutory declaration from any person other than the applicant requesting for his name to be entered into the shareholders’ register;

(3)    the Company shall, if it intends to issue a new share certificate, publish a notice of its intention once every thirty (30) days in a period of ninety (90) consecutive days in such newspaper as may be prescribed by the board for this purpose from time to time;

(4)    the Company shall, prior to publication of the notice for issue of new share certificates, deliver to the stock exchange on which the relevant shares are listed a copy of the notice to be published and received confirmation from such stock exchange that the notice has been exhibited on its premises. The period of exhibition of the notice at the relevant stock exchange shall be ninety (90) days.

In the case of an application made without the consent of the registered holder of the relevant shares, a copy of the notice to be published shall be delivered to such registered holder;

(5)    if, by the expiration of the 90-day period referred to in sub-paragraphs (3) and (4), the Company shall not have received notice of any other claim in respect of the relevant shares, the Company may issue a new certificate for the relevant shares to the applicant or as he may direct;

(6) where the Company issues a new certificate under this Article, it shall forthwith cancel the original certificate and enter the cancellation and issue in the register of shareholders accordingly;

(7)    all expenses relating to an application for the cancellation of an original certificate and the issuance of a new certificate by the Company shall be borne by the applicant and the Company may refuse to take any action until reasonable security is provided.

Article 51	Where the Company issues a new certificate in compliance with these Articles, the name of a bona fide purchaser to whom the new certificate is issued or who is subsequently entered in the share register shall not be removed from the register.

Article 52	The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original certificate or the issuance of the new certificate, unless the claimant proves that the Company had acted deceitfully.

CHAPTER 7 RIGHTS AND OBLIGATIONS OF SHAREHOLDERS

Article 53	Shareholders of the Company are persons who legally hold the shares of the Company and have their names registered on the shareholders’ register.

A shareholder has rights and bears obligations in accordance with his shareholding and class of shares held by him. Shareholders of the same class have the same rights and obligations.

In the case of joint shareholders, if one of the joint shareholders has passed away, the surviving shareholder shall be deemed by the Company to have the ownership of the related shares, but the board of directors is entitled to ask for the provision of the suitable death certificate for the purpose of amendment of the register of shareholders. For joint shareholders of any shares, only the first-named shareholder in the register of shareholders has the right to receive the share certificates of the related shares, receive notices from the Company, attend shareholders’ general meetings and exercise his voting rights; and any noticed delivered to the said shareholder shall be deemed as if notice has been delivered to all of the joint shareholders of the related shares.

Article 54	Holders of ordinary shares shall have the following rights:

(1) to receive dividends or other forms of distribution proportional to their shareholding;

(2) to request, call on, preside and attend general meetings of shareholders in person or by proxy in accordance with the law and to exercise their corresponding voting rights;

(3) to supervise the business operations and activities of the Company and to make suggestions or raise questions;

(4) to transfer, gift or pledge shares in accordance with law, administrative regulations and these Articles;

(5)    upon providing with evidence of the class and number of shares of the Company held, and following confirmation of the shareholder’s identity by the Company, to receive information in accordance with laws, administrative regulations and these Articles, including:

1. to obtain a copy of the Articles of Association after payment of charges at cost;

2. to inspect and copy for reasonable charges:

(i) all parts of the shareholders’ register;

(ii) particulars of the directors, supervisors and senior officers of the Company including:

(a) present and past names and aliases;

(b) principal residential address;

(c) nationality;

(d) primary and all other business occupations;

(e) identity document and its number;

(iii) the share capital of the Company;

(iv) stubs of company bonds;

(v)    reports showing the number and par value of shares repurchased by the Company since the end of the last financial year, the aggregate amount paid by the Company for the shares and the maximum and minimum price paid in respect of each class of shares repurchased;

(vi) minutes of shareholders’ meetings, resolutions of the board of directors and resolutions of the supervisory committee and financial and accounting reports;

(6) to receive the distribution of residual assets of the Company in proportion to their shareholding upon winding up or liquidation of the Company;

(7) to request the Company to acquire their shares if the shareholders disapprove any resolution passed at the shareholders’ general meeting on the merger or demerger of the Company;

(8)    where resolutions of the shareholders’ general meeting or the board of directors violate the provisions of laws or administrative regulations, and infringe the lawful rights and interests of shareholders, to have the right to bring an action to request the ceasing of the abovementioned violation or infringement and the right to request the Company to take action seeking compensation;

(9) to have other rights granted by law, administrative regulations and the Articles of Association.

Article 55	Holders of the ordinary shares shall assume the following obligations:

(1) to comply with the Company Articles;

(2) to pay subscription monies in respect of the shares they have subscribed for and in accordance with the agreed manner of payment;

(3) not to return shares other than in such circumstances stipulated by law and administrative regulation;

(4)    not to abuse their shareholders’ rights to harm the interest of the Company or other shareholders, and not to abuse the independent legal person status of the Company and the limited liability of shareholders to harm the interest of any creditor of the Company. If a shareholder of the Company abuses its shareholder’s rights and thereby causes loss on the Company or other shareholders, such shareholder shall be liable for damages in accordance with the law. If a shareholder of the Company abuses the Company’s independent legal person status and the limited liability of shareholders for the purposes of avoiding debts, resulting in materially impairing the interests of the creditors of the Company, such shareholder shall be jointly and severally liable for the debts owed by the Company.

(5) to assume other obligations as imposed by law, administrative regulations and the Company Articles.

Except as agreed at the time of subscription of shares, shareholders shall not be liable to make any further contribution to the share capital.

Article 56	The Controlling Shareholders and the de facto controllers of the Company shall not take the advantage of its connected relationship to impair the Company’s interest. Any of the above shareholders or persons who violates such provisions and causes losses to the Company shall be liable for damages.

The Controlling Shareholders and beneficial controllers of the Company have fiduciary duties toward the Company, its public shareholders and other shareholders. A Controlling Shareholder shall exercise its rights as shareholder strictly in compliance with the law. A Controlling Shareholder shall not jeopardize the lawful interests of the Company, public shareholders and other shareholders by way of connected transactions, profit allocation, asset reorganization, external investments, fund misappropriation and provision of guarantee for loans, nor shall it jeopardize the interests of the Company, public shareholders and other shareholders by utilizing its controlling position.

In addition to obligations imposed by laws, administrative regulations or required by rules of the stock exchanges on which the shares of the Company are listed, a Controlling Shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some of the shareholders of the Company:

(1) to relieve a director or a supervisor of his duty to act honestly in the best interests of the Company;

(2)    to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) in any guise of the Company’s assets, including without limitation any opportunities which are favourable to the Company;

(3)    to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including without limitation rights to distribution and voting rights save and except pursuant to restructuring submitted to shareholders for approval in accordance with these Articles.

Article 57	For the purpose of these Articles, a “Controlling Shareholder” refers to a person who satisfies one of the following conditions:

(1) he alone or acting in concert with others has the power to elect half or more than half of the members of the board;

(2) he alone or acting in concert with others has the power to exercise or to control the exercise of thirty per cent. (30%) or more of the voting rights in the Company;

(3) he alone or acting in concert with others holds thirty per cent. (30%) or more of the issued and outstanding shares of the Company;

(4) he alone or acting in concert with others in any other manner de facto controls the Company.

For the purposes of these Articles, the term “de facto controllers” means the persons, not being shareholders of the Company, who are able to exercise de facto control over the acts of the Company through an investment relationship, agreement or other arrangement.

For the purposes of these Articles, the term “connected relationship” means the relationship between the controlling shareholder, de facto controllers, directors, supervisors and senior officers of the Company and any enterprise directly or indirectly under his or her control, and any other relationship that may result in the transfer of the Company’s interests. However, enterprises in which the State has a controlling interest shall not be treated as having a connected relationship merely due to the controlling interest held by the State.

For the purposes of this Article, “acting in concert” means two or more persons who have reached agreement (whether orally or in writing) to achieve or consolidate control of the Company through the acquisition by any of them of voting rights in the Company.

CHAPTER 8 SHAREHOLDERS’ GENERAL MEETINGS

Article 58	The shareholders’ general meeting is the Company’s authoritative organisation which exercises its powers in accordance with law.

The Company shall formulate the Rules of Procedure for the Shareholders’ General Meetings and shall implement the same upon approval at a shareholders’ general meeting. The Rules of Procedure for the Shareholders’ General Meetings shall include the following;

(1) functions and powers of the shareholders’ general meeting;

(2) delegation of powers to the board of directors by the shareholders’ general meeting;

(3)    the procedures to convene a shareholders’ general meeting, including the proposal and collection of motions, notice and change of the notice of the meeting, registration of the meeting, convening the meeting, voting and resolutions, adjournment of the meeting, post-meeting matters and public announcement etc.;

(4) any other issues which the shareholders’ general meeting considers necessary.

The Rules of Procedure for the Shareholders’ General Meetings shall form an integral part of, and shall have the same legal effect as, these Articles. The Rules of Procedure for the Shareholders’ General Meetings shall be drafted by the board of directors and approved at a shareholders’ general meeting.

Article 59	The shareholders’ meetings exercise the following powers:

(1) to decide on the Company’s operational policies and investment plans;

(2) to elect and replace directors and decide on matters relating to the remuneration of directors;

(3) to elect and replace the supervisors who are not employee representatives and decide on matters relating to the remuneration of supervisors;

(4) to examine and approve reports of the board of directors;

(5) to examine and approve reports of the supervisory committee;

(6) to examine and approve the Company’s proposed annual financial budgets and final accounts;

(7) to examine and approve the Company’s profit distribution plans and plans for making up of losses;

(8) to decide on increases in or reductions of the Company’s registered capital;

(9) to decide on issues such as merger, division, dissolution, liquidation or changing of the form of the Company and other matters;

(10) to decide on the issue of bonds by the Company;

(11) to decide on the appointment, dismissal or termination of appointment of auditors;

(12) to amend the Articles of Association;

(13) to review any requisition by the board of directors, supervisory committee or shareholders holding shares with 3% or more of the total voting rights of the Company;

(14) to examine and approve matters relating to guarantees stipulated in Article 60 of the Articles of Association;

(15)  to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(16) to examine and approve changes in the use of proceeds;

(17) to examine and approve share incentive schemes;

(18) to authorize and entrust the board of directors to handle any matters authorized and entrusted thereto;

(19)  to resolve other matters of the Company as required to be resolved in shareholders’ general meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, these Articles and the Rules of Procedures for Shareholders’ General Meetings.

Where matters are required to be resolved in shareholders’ meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, these Articles and the Rules of Procedures for Shareholders’ General Meetings, the board of directors should convene a shareholders’ meeting to review such matters in order to protect shareholders’ rights of decision-making. Except to the extent that the functions and powers of a shareholders’ meeting are prohibited to be exercised on its behalf by the board of directors or other authorities and individuals by way of authorization as provided for in the laws, administrative regulations, rules and regulations of authorized departments, if the circumstances reasonably require, where it is not possible or not necessary for specific matters related to the resolutions to be by the shareholders’ meeting, the shareholders’ meeting may authorize the board of directors to make decisions within the scope of the authority entrusted by the shareholders’ meeting.

Where the resolution in relation to which the shareholders’ meeting authorizes the board of directors is an ordinary resolution, then a majority of the shareholders attending the meeting (in person or by proxy) must approve the authorization. If it is a special resolution, then two-thirds or more of the shareholders attending the meeting (in person or by proxy) must approve the authorization. The content of the authorization must be clear and specific.

Article 60	The following matters relating to guarantees provided by the Company to a third party shall be subject to the approval by shareholders at general meetings:

(1)    any subsequent guarantee to be provided by the Company in favour of a third party when the aggregate amount of guarantees of the Company and its holding subsidiaries given in favour of third parties has already exceeded 50% of the Company’s most recently audited net asset value;

(2)    any subsequent guarantee to be provided by the Company in favour of a third party, when the aggregate amount of guarantees of the Company given in favour of third parties has reached or has already exceeded 30% of the Company’s most recently audited total asset value;

(3) any guarantee to be provided by the Company in favour of an entity which is subject to a gearing ratio of over 70%;

(4) any single guarantee to be provided by the Company exceeding 10% of the Company’s most recently audited net asset value;

(5) any guarantee to be provided in favour of any shareholder, de facto controllers and their connected parties.

Article 61	Unless prior approval by special resolution of the shareholders’ meeting is obtained, the Company shall not enter into any contract with any person other than a director, supervisor or the senior officer of the Company to entrust the management of all or a material part of the businesses of the Company to such person.

Article 62	General meetings of shareholders shall be divided into annual general meetings and extraordinary general meetings, and shall be convened by board of directors. An annual general meeting must be convened once each year, and held within six months after the end of each financial year.

The board of directors shall convene an extraordinary general meeting within two months of any of the following circumstances:

(1) the number of the directors is less than the number required by the Company Law or less than two-thirds required by these Articles;

(2) the unrecovered losses of the Company’s capital reach one-third of the Company’s paid-up share capital;

(3) upon written requisition by the shareholders individually or jointly holding ten per cent. (10%) or more of the issued and outstanding voting shares of the Company;

(4) when deemed necessary by the board of directors or proposed by the supervisors;

(5) in other circumstance as required by the laws, administrative regulations, departmental rules or these Articles.

In paragraph (3) above, shareholdings will be calculated as of the day upon which the written requisition is made.

Article 63	Any requisition by the supervisory committee or by shareholders alone or together holding ten per cent (10%) or more of the total voting rights of the Company to convene an extraordinary general meeting or a class meeting shall be dealt with the “Rules and Procedures of Shareholder Meetings”.

Article 64	When the Company convenes a shareholders’ general meeting, the board of directors, supervisory committee and shareholders who individually or jointly hold shares with three per cent. (3%) or more of the total voting rights of the Company shall have the right to move motions in writing for shareholders’ meetings.

Shareholders who individually or jointly hold three per cent. (3%) or more of the shares of the Company may propose and submit in writing an extraordinary motion to the convener ten (10) days prior to the convening of the shareholders’ general meeting. The convener shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of such motion and shall make an announcement on the content of the extraordinary motion.

Except for those provided for in the preceding paragraph, the convener shall neither amend the motion specified in the notice of the shareholders’ general meeting nor add any new motion after the issuance of the notice of the shareholders’ general meeting.

Motions for shareholders’ meetings shall comply with the following conditions:

(1) the contents do not conflict with laws, regulations and the Articles, and is within the business scope of the Company and the powers of the shareholders’ meeting;

(2) there is a clear subject and specific resolution;

(3) it is submitted or delivered in writing to the board of directors.

Motions which are not specified in the notice of the shareholders’ general meeting or do not comply with the requirements set forth in the preceding paragraphs shall not be voted or resolved at a shareholders’ general meetings.

Article 65	The board of directors should be guided by the best interests of the Company in reviewing motions raised in accordance with the previous Article.

Article 66	The Company convened a general meeting of shareholders to consider and approve Article 93 of the Articles that is related to the resolutions of public shareholders. The Company shall reannounce the notice of the general meeting of shareholders within three days after the date of share registration notwithstanding that a notice of the general meeting of shareholders has been issued.

Article 67	The location for holding a general meeting of the Company shall be in Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

The same voting right shall only select any one of the voting methods, namely voting on-site, voting online or other voting methods. Only the first voting result is viewed as valid for any multiple voting of the same voting right.

Shareholders or their proxies who vote online or in other methods are entitled to check their own voting results through the relevant voting system.

Article 68	The Company shall calculate the number of shares carrying voting rights of the shareholders who have replied to attend the shareholders’ meeting twenty (20) days before the meeting. The Company shall convene the general meeting if the number of the shares carrying voting rights of the shareholders who propose to attend is more than half of the total number of shares carrying voting rights of the Company. If the requirement is not met, the Company shall publish an announcement containing the proposed agenda, date and place of the meeting within five (5) days to re-notify the shareholders of the meeting. The Company can convene the shareholders’ meeting after having published the announcement.

An extraordinary general meeting shall not resolve on matters which are not contained in the notice of meeting.

Article 69	A notice of shareholders’ meeting shall:

(1) be in writing;

(2) specify the place, date and time of the meeting;

(3) state the general nature of business to be transacted at the meeting;

(4)    provide such information and explanation as are necessary for the shareholders to exercise an informed judgment on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganise the share capital structure of the Company or other restructuring, the terms of the proposed transaction shall be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal shall be properly explained;

(5)    if matters relating to election of directors and supervisors are proposed to be discussed at a general meeting of shareholders, detailed information concerning the candidates shall be fully disclosed in the notice of the general meeting, which shall at least include the following:

(i) personal information relating to the candidates’ including educational background, work experience and all other positions undertaken on a part-time basis;

(ii) whether the candidates are connected with the Company, its controlling shareholders or de facto controllers;

(iii) disclosing the candidates’ shareholdings in the Company;

(iv) whether the candidates have been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange.

(6)    contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor and the senior officer of the Company in the business to be transacted and the effect of the business to be transacted on them in their capacity as shareholders so far as it is different from the effect on the interest of shareholders of the same class;

(7) contain the text of any special resolution proposed to be resolved at the meeting;

(8)    contain conspicuously a statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote for and on behalf of him and that a proxy need not also be a shareholder;

(9) state the record date for shareholders entitled to attend the meeting;

(10) state the time and place for delivery of proxy forms for use at the meeting;

(11) state the name and telephone number of the contact person for the meeting.

Article 70	Notice of the meeting shall be served by delivery or sent by prepaid airmail to the shareholders (whether or not entitled to vote thereat) at the addresses as registered on the shareholder register (whether that address is in the PRC or overseas). In the case of domestic shareholders, the notice may also be given by announcement.

An announcement as aforementioned refers to the announcement made in one or more newspapers specified by the relevant securities authority of the State Council within forty-five (45) days to fifty (50) days before the date of when the general meeting is to be held. Such publication shall be deemed receipt of the notice of the meeting by each holder of the domestic shares. In any event, the aforementioned announcement must at the same time be published in one or more newspapers specified by the relevant securities authority in Hong Kong.

Article 71	The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Article 72	If a meeting convenor has issued a notice for convening a shareholders’ meeting, the meeting may not be postponed or cancelled without cause and the motions specified in the notice of the shareholders’ general meeting shall not be cancelled. In the event of any delay or cancellation of the shareholders’ general meeting, the meeting convenor shall issue an announcement and explain the reasons for such delay or cancellation at least two (2) working days prior to the date on which the shareholders’ general meeting has been scheduled to convene.

Article 73	The board of directors of the Company together with other convenors shall adopt necessary measures to maintain the normal order of the general meeting of shareholders. Measures shall be taken to stop any act which interferes with or causes nuisance at a general meeting and any act which infringes the lawful interests of the shareholders. Timely report of these acts shall be made to the relevant authority for investigation.

Article 74	All shareholders who are listed on the Company’s register as of the record date or their proxies shall be entitled to attend the shareholders’ general meeting and exercise their voting rights in accordance with the relevant laws and regulations and these Articles.

Any shareholder entitled to attend and vote at a meeting of the Company may attend the meeting in person or appoint one or more than one person (whether a shareholder or not) as his proxy/proxies to attend and vote for and on behalf of him, and the proxy so appointed:

(1) shall have the same right as the shareholder to speak at the meeting;

(2) may demand or join in demanding a poll;

(3) may vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

Where a shareholder is a recognised clearing house as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the shareholder may authorize one or more suitable person to act as its representative at any shareholders’ meeting or at any class meeting; however, if more than one person is authorized, the power of attorney shall clearly indicate the number and type of shares related to such authorization. The persons who have received such authorization may exercise the rights on behalf of the recognised clearing house (or its proxy), as if such persons were individual shareholders of the Company.

Article 75	A shareholder may appoint a proxy to attend a shareholders’ meeting by an instrument in writing. The proxy instrument shall set out the number of shares represented by the proxy. If more than one person is appointed as a proxy, the proxy instrument shall clearly set out the number of shares represented by each such person. The instrument of proxy shall be signed by the shareholder appointing the proxy or by a person duly authorized in writing to appoint such proxy. If the appointer is a legal person, the common seal of the legal person shall be affixed, or the signature of its directors or the person duly authorized to appoint such proxy.

Article 76	The proxy instrument issued by a shareholder authorizing a proxy to attend a shareholders’ meeting shall set out the following information:

(1) the name of the proxy;

(2) the number of shares represented by the proxy;

(3) whether or not the proxy shall exercise voting rights;

(4) indicate in relation to each motion on the agenda of the shareholders’ meeting directions to vote for or against;

(5) date, and period of validity;

(6)    the signature (or seal) of the appointer or by the person duly authorized in writing to appoint such proxy; where the appointer is a legal person shareholder, the seal of the legal person entity or the signature of the director or the person duly authorized shall be affixed.

If the shareholder does not make any specific direction, the proxy instrument must clearly indicate that the proxy may vote as it sees fit.

Article 77	The instrument appointing a proxy shall be deposited at the address of the Company or such other place as specified in the notice convening the meeting 24 hours before the time for holding the meeting to which the instrument of proxy relates or 24 hours before the time specified for the vote. If the instrument of proxy is signed by an attorney authorized by the appointor, the power of attorney or other authorization documents shall be notarised. The power of attorney or other authorization documents so notarised shall be deposited together with the instrument of proxy at the legal address of the Company or such other place specified in the notice convening the meeting.

If the shareholder appointing a proxy is a legal person, its legal representative or any person authorized by the board of directors or by other decision making body pursuant to a resolution shall attend the Company’s shareholders’ general meeting on its behalf.

Article 78	Any form of proxy provided to the shareholders by the Company’s board of directors for the appointment of shareholders’ proxies shall allow the shareholders to elect freely to instruct the proxy in the casting of votes (in favour or against) and give instructions in respect of each matter of every business to be transacted at the meeting for which a poll is required. The instrument of proxy shall specify that if no instruction is given by a shareholder, the proxy may vote according to his own will.

Article 79	A vote given by a proxy in accordance with an instrument of proxy shall be valid notwithstanding the death or incapability of the appointor, revocation of the proxy or of the authority under which the proxy was executed or the transfer of the shares in respect of which the proxy is given, provided that no notice in writing of such matters as aforesaid shall have been received by the Company before the commencement of the meeting in connection therewith.

Article 80	Individual shareholders attending a meeting in person should produce their identity document. A proxy attending a meeting on behalf of another person should produce their identity document and the proxy instrument.

Article 81	Directors other than independent directors and shareholders complying with the relevant legal requirements may solicit voting rights at shareholders’ meetings from shareholders. Such soliciting must be without compensation, and information must be fully disclosed to the person being solicited.

Article 82	The Company is responsible for registration of attendees at a meeting. Information registered should include the name of the attendee (or organisation), identity document number, number of shares held or voting power of shares represented and name of person (or organisation) being represented.

The convenor and the legal advisers retained by the Company shall jointly verify the eligibility of the shareholders to vote based on the Company’s shareholder register provided by the securities registration and clearing authority and shall register the name of the shareholders together with the numbers of voting shares in their possession. Registration shall come to a close before the chairman of the meeting announces the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote.

Prior to voting, the chairman of the meeting shall announce the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote. The number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote shall be determined in accordance with those registered during the meeting.

Article 83	When convening a general meeting of shareholders, all directors, supervisors and the secretary of the board of directors of the Company shall attend the meeting. Other senior officers shall attend the meeting as non-voting attendees.

Article 84	When a shareholders’ meeting is considering and approving matters relating to connected transactions, the relative connected shareholders may not exercise any voting rights, and the voting rights represented by the number of shares held by such connected shareholders shall not be calculated in the total number of shares valid and voting. The announcement of the resolutions of the shareholders’ meeting must fully disclose the results of the non-connected shareholders’ voting.

Article 85	Subject to Article 90, shareholders (including proxies) shall, on a poll, have voting rights corresponding to the number of shares held by them which carry voting rights and, other than in cases of cumulative voting set out in Article 121, each such share shall have one vote.

The shares held by the Company itself shall not be attached with voting rights. Such shares shall not be counted in the total number of voting shares held by shareholders attending the shareholders’ general meetings.

Article 86	Unless a poll is demanded by the following persons before or after a show of hands, resolutions at a shareholders’ general meeting shall be passed by a show of hands:

(1) the chairman of the meeting;

(2) at least two shareholders or proxies having the right to vote;

(3) one or more shareholders (including proxies) holding shares alone or jointly representing ten per cent. (10%) or more of the voting rights present at such meeting.

Unless a poll is demanded, a declaration by the chairman that a proposal has been adopted by a show of hands and recorded in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who demands it.

Article 87	A poll demanded on the election of the chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other questions shall be taken at such time as the chairman of the meeting directs, and any business other than that on which the poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

Article 88	On a poll, shareholders (including proxies) having the right to cast two or more than two votes need not cast all their votes in favour of or against a resolution.

Article 89	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to a second vote.

Article 90	Resolutions of the shareholders’ general meeting shall be divided into ordinary resolutions and special resolutions.

An ordinary resolution by a shareholders’ general meeting shall require the approval of shareholders (including proxies) representing a majority or more of the voting rights present at the meeting.

A special resolution by a shareholders’ general meeting shall require the approval of shareholders (including proxies) representing two-thirds or more of the voting rights present at the meeting.

Shareholders (including proxies) present at the meeting should clearly indicate a vote for or against each resolution requiring a vote at the meeting. Abstentions or failures to vote will not be processed as shares with voting rights when the Company is calculating the results of voting.

Where any shareholder is under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) required to abstain from voting or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

Article 91	The following matters shall be adopted by ordinary resolution at shareholders’ general meetings:

(1) the working reports by the board of directors and the supervisory committee;

(2) the profit distribution proposal and proposal to recover losses formulated by the board of directors;

(3) the appointment or removal of the members of the board of directors and members of the supervisory committee who are not employee representatives and their remuneration and method of payment;

(4) the Company’s annual budget and final report, balance sheet, profit and loss accounts and other financial statements;

(5) the Company’s annual report;

(6) other matters except those required to be adopted by special resolution in accordance with the provisions of law or administrative regulations or the Company Articles.

Article 92	The following matters shall be resolved by special resolution at shareholders’ general meetings:

(1) increase or reduction of the Company’s share capital and the issue of any type of shares, warrants and other similar securities;

(2) issue of corporate bonds;

(3) division, merger, dissolution, liquidation or the change of the form of the Company;

(4) amendments to the Articles of Association;

(5)    the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(6) share incentive schemes;

(7)    other matters which are required under the laws, administrative regulations or these Articles, and which are resolved by shareholders by ordinary resolution that are considered by the shareholders to be material to the Company and are required to be passed by special resolution.

Article 93	At the annual general meeting of shareholders, the board of directors and the supervisory committee shall report on their work for the previous year. Each of the independent directors shall also report on their work.

Directors, supervisors and senior officers shall provide responses and explanations to queries or recommendations raised by shareholders at a general meeting of shareholders, unless the matters relate to commercial secrets of the Company which cannot be disclosed at the general meeting of shareholders.

The external audit firm shall attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditor independence.

Article 94	The chairman of the board shall preside over general meetings of shareholders. If the chairman of the board is unable to or does not perform his or her duties, the vice-chairman of the board of directors (and in case the Company has two or more vice-chairmen of the board of directors, the vice-chairman of the board of directors jointly elected by half or more of the total number of directors) shall preside over and chair the meeting. If the vice-chairman of the board of directors is unable to or does not perform his or her duties, a director jointly elected by half or more of the total number of directors shall preside over and chair the meeting.

A shareholders’ general meeting convened by the supervisory committee on their own shall be presided by the chairman of the supervisory committee. If the chairman of the supervisory committee is unable to or does not perform his or her duties, the vice-chairman of the supervisory committee shall preside over the meeting. If the vice-chairman of the supervisory committee is unable to or does not perform his or her duties, a supervisor jointly elected by half or more of the total number of supervisors shall preside over the said meeting.

If a shareholders’ general meeting is convened by the shareholders on their own, the convener shall elect a representative to preside over the meeting.

When convening a shareholders’ general meeting, if the person presiding over the meeting violates the rules of procedure resulting that the shareholders’ general meeting becomes unable to proceed, a person may, subject to the consent of a majority of the shareholders with voting rights attending the meeting at the scene, be elected at the shareholders’ general meeting to act as the person presiding the shareholders’ general meeting so that the meeting may be proceeded.

Article 95	Before a resolution is decided on a motion at a general meeting of shareholders, two representatives of the shareholders shall be nominated to participate in counting the votes as well as supervising the counting process. If a shareholder is interested in the matters under consideration, the relevant shareholder and his proxies shall not participate in counting the votes or supervising the counting process.

At the time of deciding on a motion by voting at a general meeting, legal advisers, representatives of shareholders and representatives of supervisors shall participate in counting the votes as well as supervising the counting process. They shall announce the voting results to the meeting. The voting results in connection with the resolution shall be recorded in the minutes.

At any general meeting of shareholders, the chairman shall be responsible for deciding whether any resolution has been carried or not and the result of this decision shall be announced to the meeting and recorded in the minutes thereof and shall be conclusive.

Article 96	If the chairman has any doubt about the results of voting on a resolution, he may take a poll. If the chairman does not demand a poll, and if any of the shareholders or proxies attending the meeting have any doubts about the results announced by the chairman, they have the right to demand a poll immediately after such announcement, and the chairman shall immediately conduct a poll.

Article 97	If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting.

Article 98	A general meeting of shareholders shall not be declared closed for shareholders who attend in person at a time earlier than for those shareholders who attend via internet or other permitted means. The chairman of the meeting shall announce to the meeting the voting details and results of each motion and shall declare whether or not a motion is adopted on the basis of the relevant voting results.

Prior to announcing the voting results, all those who are involved in the meeting whether in person or via internet or other permitted means, including any companies, persons responsible for counting the votes, persons responsible for supervising the counting process, internet service providers and other relevant parties shall have the obligation to keep matters related to voting confidential.

Article 99	Minutes of a general meeting of shareholders shall be kept and such minutes shall be prepared by the secretary of the board of directors. Minutes of general meetings of shareholders should set out the following:

(1) the date and venue for convening the meeting, meeting agenda and the name of the convenor;

(2) the name of the chairman of the meeting as well as those of the directors, supervisors, and senior officers who attend the meeting as attendees and non-voting attendees;

(3)    the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company;

(4) a description of the considerations taken for each motion, the main points put forward by each speaker relating thereto and the voting results thereof;

(5) details of queries and recommendations of the shareholders and the corresponding response or explanation in relation thereto;

(6) the names of the legal advisers and persons responsible for counting the votes and for supervising the counting process; and

(7) other contents which should be recorded in the minutes as provided for in the Articles of Association.

The convenor shall ensure that the content of the minutes shall be true, accurate and complete. Minutes shall be signed by attendees of the meeting, including the directors, supervisors, secretary of the board of directors, the convenor or its representative and the chairman of the meeting. Minutes shall together with the register relating to shareholders present at the meeting in person and by proxy by way of issuing a proxy form or via internet or other permitted means, be kept by the Company at the Company address for an indefinite period of time.

Article 100	Copies of the minutes of meetings shall be made available for inspection by shareholders during the business hours of the Company free of charge. If any shareholder requests for a copy of any minutes, the Company shall send a copy to him within seven (7) days after receipt of reasonable charges.

Article 101	A public announcement of resolutions of a general meeting of shareholders should set out the number of shareholders (or proxies) attending the meeting, the number of shares (or proxies) represented and the proportion of the Company’s total shares with voting power thereby represented, the method of voting and the results of voting for each resolution. For resolutions proposed by shareholders, the announcement should set out the name of the shareholder proposing the resolution, the proportion of shares held and the content of the resolution.

For resolutions not passed at the meeting, or where shareholders amend a resolution, the directors should provide an explanation in the public announcement of resolutions of the general meeting of shareholders.

Article 102	The convenor shall ensure that a general meeting of shareholders is held on a continuous basis until a final resolution is adopted. If a general meeting is suspended or no resolution can be adopted due to force majeure or other exceptional reasons, necessary measures shall be taken so as to promptly re-convene the general meeting or to directly terminate the then general meeting, and public announcement relating thereto shall also be made on a timely basis. At the same time, the convenor shall report the same to the local office of China Securities Regulatory Commission and to relevant stock exchanges.

Article 103	At a general meeting of shareholders, the Company shall retain legal advisers and obtain legal advice in relation to the following issues which shall be incorporated into the shareholders’ resolutions for announcement purposes:

(1) whether the procedures for convening and holding a general meeting comply with the requirements of the laws, administrative regulations and these Articles of Association;

(2) whether attendees or the convenor of a general meeting meet the requisite legal requirements;

(3) whether the voting procedures for and the voting results of the general meeting are lawful and valid; and

(4) issuance of legal opinions on other relevant issues at the request of the Company.

Article 104	If a motion in respect of the distribution of cash or bonus shares, or in connection with the capital increase by conversion from common reserve funds is adopted at a general meeting of shareholders, the Company shall implement such distribution within two (2) months of the relevant general meeting. If the above motion is a profit distribution proposal, the board of directors of the Company is required to complete the distribution of dividends (or shares) within two (2) months after convening the shareholders’ general meeting.

CHAPTER 9 SPECIAL PROCEDURES ON CLASS MEETINGS

Article 105	Holders of different classes of shares are class shareholders.

Class shareholders shall have the same rights and obligations in accordance with law, administrative regulations and the Company Articles.

Article 106	Rights conferred on any class shareholder (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by shareholders of that class at a separate shareholders’ meeting held in accordance with Articles 109 to 113.

Article 107	The following shall be deemed to be a variation or abrogation of the class rights:

(1)    to increase or decrease the number of shares of such class, or increase or decrease the number of shares of a class having voting or distribution rights or other privileges equal or superior to the shares of such class;

(2)    to effect a conversion of all or a part of the shares of such class into another class or to effect a conversion or create a right of conversion of all or part of the shares of another class into the shares of such class;

(3) to remove or reduce rights to dividends, rights to accrued dividends or rights to cumulative dividends of such class;

(4) to reduce or remove the preferential rights to dividends of such class or the preferential rights to asset distributions of such class upon liquidation of the Company;

(5) to add, remove to reduce the rights to conversion, option, voting, transfer, preferential placement or acquisition of the Company’s securities of such class;

(6) to remove or reduce the rights to receive payment in particular currencies of such class;

(7) to create a new class of shares having voting or distribution rights or other privileges equal or superior to the shares of such class;

(8) to restrict the transfer or ownership of the shares of such class or add to such restrictions;

(9) to allot and issue rights to subscribe for, or to convert into, shares in the Company of such class or another class;

(10) to increase the rights or privileges of another class;

(11) to restructure the Company where the proposed restructuring will result in different classes of shareholders bearing a disproportionate burden of such proposed restructuring;

(12) to vary or abrogate this Article.

Article 108	Shares of the affected class, whether or not otherwise carrying the right to vote at general meetings, shall nevertheless carry the right to vote at class meetings in respect of matters concerning Articles 108(2) to 108(8), Articles 108(11) to 108(12) of these Articles, but Interested Shareholder(s) shall not be entitled to vote at class meetings.

The meaning of an Interested Shareholder as mentioned in the foregoing paragraph shall be:

(1)    in the case of repurchase of shares by making a general offer to the shareholders in proportion to their shareholding or repurchasing their shares in public on a stock exchange under Article 30, an “Interested Shareholder” means the Controlling Shareholder as defined in Article 57;

(2) in the case of a repurchase of shares by an off-market contract under Article 30, an “Interested Shareholder” means a holder of the shares to which the proposed contract relates;

(3)    in the case of a restructuring of the Company, an “Interested Shareholder” means a shareholder within a class who bears less than a proportionate burden imposed on that class under the proposed restructuring or who has an interest in the proposed restructuring different from the interest of shareholders of that class.

Article 109	Resolutions of any class shareholders’ meeting shall be made by two-thirds or more of the votes of the shareholders whose shares carry rights to vote of that class present at that meeting in accordance with Article 109 of these Articles.

Article 110	Notice of class shareholders’ meeting shall be given to the class shareholders forty-five (45) days (exclusive of the date of meeting) before the date of the meeting in writing. The agenda, date and place of the meeting shall be notified to all of the class shareholders whose names are on the register (regardless of whether the registered address of such shareholders are within or outside the PRC). The class shareholders who wish to attend the meeting shall send their reply regarding the proposed attendance in writing to the Company twenty (20) days before the date of the meeting.

The Company shall convene the class shareholders’ meeting if the voting rights of the class shareholders who propose to attend hold shares carrying more than half of the total voting rights of that class. If the requirement is not met, the Company shall publish an announcement (by publication in newspapers) containing the proposed agenda, date and place of the meeting within five (5) days to re-notify the shareholders of the meeting. The Company can convene the class shareholders’ meeting after having published the announcement.

Article 111	Notice of class shareholders’ meeting needs only be served on class shareholders who are entitled to vote thereat.

Meeting of any class of shareholders shall be conducted as nearly as possible as general meetings of shareholders. The provisions of these Articles relating to any meeting of shareholders shall apply to any meeting of a class of shareholders.

Article 112	Save and except for other classes of shares, holders of domestic shares and overseas listed foreign shares are deemed to be different classes of shareholders.

The special procedures of approval by separate class shareholders shall not apply to the following circumstances:

(1)    where the Company issues, upon approval by a special resolution of the shareholders in a general meeting, either separately or concurrently once every twelve months, not more than twenty per cent. (20%) of each of the existing issued domestic shares and overseas listed foreign shares of the Company; or

(2)    where the Company’s plan to issue domestic shares and overseas listed foreign shares on establishment is implemented within fifteen (15) months from the date of approval by the State Council Securities Commission.

CHAPTER 10 BOARD OF DIRECTORS

Article 113	The Company shall have a board of directors which shall consist of eleven to fifteen (11-15) members, of which more than one-third shall be independent (non-executive) directors (that is, directors who are independent from the shareholders of the Company and do not hold any office in the Company, hereinafter referred to as “independent directors”), and at least one independent director shall be an accounting professional (that is, a person holding a senior position or a certified accountant).

There shall be one (1) chairman and one (1) to two (2) vice-chairman.

The board of directors may establish such committees as the strategic planning (development), audit, remuneration and appraisal, and nomination committees based on need. Of these committees, the audit, remuneration and appraisal, and nomination committees shall have independent directors as a majority of its members.

Each specialist committee shall have the following basic responsibilities:

(1) Major responsibilities of the audit committee are:

(i) to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii) to oversee the Company’s internal audit policy and the implementation thereof;

(iii) to be in charge of the communications between the Company’s internal and external auditors;

(iv) to review the Company’s financial reports and the disclosure thereof;

(v) to review the Company’s internal control system and submit to the board an annual self-assessment report on the Company’s internal control;

(vi) to review the major connected transactions;

(vii)      to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

(viii) to perform other duties and powers as assigned by the board.

(2) Major responsibilities of the remuneration and appraisal committee are:

(i)          to formulate a remuneration policy and an implementation scheme according to the main terms of reference, duties and significance of the management positions of the directors and officers, as well as on the basis of the pay levels for the relevant positions at other relevant companies;

(ii)        to carry out the remuneration policy and the implementation scheme, which primarily comprise performance appraisal standards and procedures, a main evaluation mechanism, award and penalty regimes and standards, etc.;

(iii) to review and approve the remuneration proposals for the management with reference to the Company’s business goals and objectives set by the board;

(iv) to review the performance of duties by the directors and officers of the Company and to conduct annual performance appraisals thereof;

(v)         to review and approve compensation payable to executive directors and officers of the Company for any loss or termination of office, or compensation arrangements in connection with the dismissal or removal of directors of the Company for misconduct to ensure that such compensation or compensation arrangements are consistent with contractual terms or are otherwise fair and not excessive;

(vi) to ensure that no director or any of his directly interested parties thereof is involved in deciding his own remuneration; and

(vii) to perform other duties and powers as assigned by the board.

(3) Major responsibilities of the nomination committee are:

(i) to examine the criteria, procedures and methods for the selection of directors and officers and to submit the same to the board for consideration;

(ii)        to review the structure, size and composition of the board (including the skills, knowledge and experience) at least annually and to make recommendations on any proposed changes to the board to complement the Company’s corporate strategies;

(iii) to identify candidates with appropriate qualifications to act as directors and to select and nominate such candidates;

(iv) to conduct an investigation into the candidates for directorships and the position of general manager and to recommend to the board;

(v) to make recommendations to the board on the appointment or re-appointment of directors and succession planning for directors (especially the chairman and the general manager);

(vi) to assess the independence of independent non-executive directors;

(vii) to conduct fact-finding investigations into the candidates for other management positions as proposed by the general manager and to offer opinions on such investigations to the board;

(viii) to search for candidates available for employment in the domestic and overseas human resources markets and within the Company and to make recommendations to the board;

(ix) to perform other duties as assigned by the board; and

(x) to perform other duties as assigned by the securities regulatory authorities in places where the Company is listed.

The board of directors shall have one or more directors as executive directors. The executive directors shall be responsible for matters as entrusted by the board.

Article 114	The independent directors shall perform their duties faithfully to protect the interests of the Company, and should particularly ensure that the lawful interests of public shareholders shall not be jeopardized.

Independent directors shall perform their duties independently and none of them shall be influenced by the Company’s substantial shareholders, beneficial controllers or entities or parties that are interested in the Company, its substantial shareholders or beneficial controllers.

Article 115	Directors shall be natural persons, and are not required to hold shares in the Company.

Directors shall be elected by shareholders at shareholders’ general meetings. The term of office of the directors shall be three (3) years, which commences from the date on which such directors serve their term of office until the end of the current session of the board of directors. The directors may be re-elected after the expiration of their term, however independent directors may not serve for terms exceeding six (6) years. Serving more than nine (9) years could be relevant to the determination of a non-executive director’s independence. If an independent non- executive director serves more than nine (9) years, his further appointment should be subject to a separate resolution to be approved by shareholders. The papers to shareholders accompanying that resolution should include the reasons why the board believes he is still independent and should be re-elected.

Newly appointed directors or supervisors shall serve their respective term of office immediately after a shareholders’ general meeting is closed or at such time as may be specified in a resolution adopted at the shareholders’ general meeting.

If the term of the directors expires but re-election has not been conducted in time, the existing directors shall continue to perform their directors’ duties in accordance with the laws, administrative regulations, the rules and regulations of the competent authorities together with these Articles and the appendices attached hereto until the re-elected directors serve their respective term of office.

The chairman and vice-chairman shall be appointed and removed from office by more than half of all the directors. The term of office of the chairman and vice-chairman shall be three years and they may be re-elected after the expiration of their term.

Article 116	The candidates for election as directors shall be placed as a resolution before a general meeting of shareholders.

Candidates for independent directors may be nominated by the board of directors, supervisory committee or shareholders individually or together holding one per cent. (1%) or more of the issued shares of the Company, and shall be elected by the shareholders at shareholders’ general meetings.

Candidates for directors other than independent directors may be nominated by the board of directors, supervisory committee or shareholders individually or together holding three per cent (3%) or more of the total voting rights of the Company, and shall be elected by the shareholders at shareholders’ general meetings.

Article 117	The following procedure must be followed prior to electing independent directors:

(1)    Before nominating a candidate for election as an independent director, the nominator should first obtain the consent of the nominee, and fully understand the nominee’s qualifications, education, profession, detailed working experience and other positions held, and said nominator is responsible for providing such written materials to the Company. The candidate shall provide a written undertaking to the Company, agreeing to accept the nomination, confirming the truthfulness and completeness of the publicly disclosed materials relating to the candidate and guaranteeing that following election they will practically carry out the responsibilities of a director.

(2)    The nominator of the independent director must make a statement regarding the qualifications and independence of the nominee, and the nominee must make a public declaration that there does not exist any relationship between himself and the Company which may influence his independent objective judgement.

(3)    If the nomination of a candidate for independent director occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraphs (1) and (2) of this Article shall be made public together with the resolutions of the board of directors or the notice of the shareholders’ general meeting.

(4)    If shareholders alone or together holding three per cent. (3%) or more of the voting rights of the Company or the supervisory committee proposes a motion at the annual general meeting of shareholders for the election of a candidate for an independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraphs (1) and (2) of this Article, shall be delivered to the Company during a period of not less than ten (10) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than ten (10) days before the date of such shareholders’ general meeting.

(5)    When a notice convening the shareholders’ general meeting for the election of independent directors is announced, the Company should submit relevant materials regarding all nominees simultaneously to the stock exchanges authorized by the securities regulatory and administrative organs under the State Council on which the Company’s shares are listed. If the board of directors have any objections to the nominees, it should also submit its written opinions at the same time. Where the relevant stock exchanges have any objections to a nominee, that person shall not be a candidate for election as independent director. When convening a general meeting of shareholders to elect independent directors, the board of directors of the Company should explain whether the relevant stock exchanges have any objections to any of the candidates for election as independent director.

Article 118	Prior to electing non-independent directors, the following procedure should be followed:

	(1)	Before nominating a candidate for election as a non-independent director, the nominator should first obtain the consent of the nominee, and fully understand the nominee’s qualifications, education, profession, detailed working experience and other positions held, and said nominator is responsible for providing such written materials to the Company. The candidate shall provide a written undertaking to the Company, agreeing to accept the nomination, confirming the truthfulness and completeness of the publicly disclosed materials relating to the candidate and guaranteeing that following election they will practically carry out the responsibilities of a director.

	(2)	If the nomination of a candidate for non-independent director occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraph (1) of this Article shall be made public together with the resolutions of the board of directors or the notice of the shareholders’ general meeting.

	(3)	If shareholders alone or together holding three per cent. (3%) or more of the voting rights of the Company or the supervisory committee propose a candidate for election as a non-independent director to the annual general meeting of shareholders, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company during a period of not less than ten (10) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than ten (10) days before the date of such shareholders’ general meeting.

Article 119	Independent directors must fulfil the following basic conditions:

	(1)	be qualified to act as a company director pursuant to PRC and overseas laws and regulations;

	(2)	possess the independence required pursuant to these Articles;

	(3)	possess a basic knowledge of the operations of a listed company, and be familiar with the relevant laws, administrative regulations, rules and codes;

	(4)	have at least five (5) years working experience in law, economics or other area required for the fulfillment of responsibilities as an independent director.

Article 120	If the controlling shareholder of the Company exercise more than 30% control, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting method shall be adopted, thus when a shareholders’ general meeting is electing two or more directors, each share held by a shareholder participating in the vote has equal voting rights in relation to the total number of candidates for election as directors, and a shareholder may either vote all of their shares on one person, or divide their votes across several persons. The main contents of the cumulative voting system are as follows:

	(1)	when two or more directors are required to be elected, the cumulative voting method must be adopted;

	(2)	when the cumulative voting method is adopted, each share held by a shareholder has equal voting rights in relation to the number of candidates for election as directors;

	(3)	the notice of meeting must inform shareholders that the cumulative voting system will be adopted for the resolutions for the election of directors. The persons convening the meeting must prepare ballots suitable for the implementation of the cumulative voting method, and a written explanation of the cumulative voting method, instructions for filling in ballots and the method of counting votes must be provided;

	(4)	when the shareholders’ general meeting is voting on the resolutions for the election of directors, shareholders may divide their voting rights, and vote a proportional number of the shares held for each of the candidates for election as director. Alternatively, shareholders may concentrate their voting rights, and vote all of the voting rights represented by the shares held in favour on one particular candidate for election as director, or vote part of the voting rights represented by the shares held in favour of a certain number of the candidates for election as director;

	(5)	after a shareholder has concentrated the voting rights represented by all of the shares held by him on one or a certain number of candidates for director, he may not exercise his voting rights again in respect of other candidates for director;

	(6)	if the total number of votes exercised by a shareholder concentrating his voting rights on one or a certain number of candidates for director exceeds the total number of voting rights represented by the shares held by that shareholder, that shareholder’s vote is invalid, and will be deemed to be an abstention. If the total number of votes exercised by a shareholder concentrating his voting rights on one or a certain number of candidates for director is less than the total number of voting rights represented by the shares held by that shareholder, that shareholder’s vote is valid, and those voting rights not exercised will be deemed to be abstentions;

	(7)	where the total number of votes in favour won by a candidate for director exceeds one- half of the total of number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the total number of votes in favour exceeds the total number of opposing votes, that candidate will be elected as a director. If the number of directors so elected exceeds the number of positions available for director, then those receiving the most number of votes in favour shall be elected as directors (provided that where those receiving relatively less votes in favour have an equal number of votes in favour, which would cause the number of persons elected to exceed the positions available, then such candidates will be deemed to have not been elected). If an insufficient number of directors are elected at the shareholders’ general meeting to fill the positions available, then a further vote will be conducted for the remaining positions, until such point as all positions for director have been elected;

	(8)	where the general meeting holds a new round of election for directors in accordance with the requirements set out in paragraph (7) above, the cumulative votes of the shareholders shall be re-calculated based on the number of directors elected in each round of election.

	(9)	Independent directors and other members of the board of directors are elected separately.

Article 121	Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution remove any director whose term of office has not expired (however this will not prejudice any request for compensation which may be raised pursuant to any contract).

Article 122	Directors may resign prior to the expiration of their term of office. A director may resign by submitting written notice of his resignation to the board of directors, and an independent director must in addition provide explanations of any matters related to his resignation or which he believes should be brought to the attention of shareholders and creditors of the Company.

Subject to Article 124 of these Articles of Association, a director’s resignation shall be effected when the written notice of resignation is received by the board of directors. The board of directors shall disclose such resignation within 2 days of receipt of the written notice.

Article 123	If the resignation of a director would lead the board of directors of the Company to have less than the legally required number of directors, then such director’s notice of resignation will only become effective after a new director has been appointed to fill the vacancy so caused by his resignation. The remaining members of the board of directors must forthwith convene an extraordinary meeting of shareholders in order to appoint a director to fill the vacancy caused by the resignation. Prior to the shareholders’ general meeting resolution to elect the director, the resigning director and remaining directors powers should be reasonably restricted.

If the resignation of an independent director would lead the board of directors of the Company to have less than the minimum proportion of independent directors required by these Articles, then such independent director should continue to perform his/her duties in compliance with the requirements of the law, administrative regulations and the Articles until the commencement of the term of an elected replacement. The board of directors should convene a shareholders’ general meeting to elect a new independent director within two months. If a shareholders’ general meeting is not convened within the prescribed period, such independent director does not have to perform the duties thereafter.

Article 124	The board of directors shall be responsible to the shareholders’ general meeting and shall exercise the following powers:

	(1)	to be responsible for convening shareholders’ general meetings and reporting on its work to the shareholders’ general meeting;

	(2)	to implement the resolutions of the shareholders’ general meetings;

	(3)	to decide on the Company’s business plans and investment proposals;

	(4)	to formulate the Company’s proposed annual financial budgets and final accounts;

	(5)	to formulate the Company’s profit distribution plans and plans for recovery of losses;

	(6)	to formulate the Company’s financial strategy, proposals for the increase in or reduction of the Company’s registered capital and the issue of any kind of securities (but not limited to corporate bonds) and plans for their listing or the repurchase of the shares of the Company;

	(7)	to draft plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

	(8)	to formulate the proposal for amendments to the Articles of Association;

	(9)	to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the shareholders’ general meeting;

	(10)	to decide on issues relating to the provision of guarantee in favour of a third party within the scope of authority conferred by the shareholders’ general meeting;

	(11)	to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nomination, to appoint or dismiss deputy general manager and financial officers of the Company; to appoint or dismiss the company secretary; and to decide on their remuneration;

	(12)	to appoint or change the members of the boards of directors and supervisory committees of the Company’s wholly-owned subsidiaries, to appoint, change or recommend shareholder representatives, directors (or candidates) and supervisors (or candidates) to the Company’s controlled subsidiaries or subsidiaries in which the Company holds shares;

	(13)	to decide on the establishment of the Company’s internal management structure;

	(14)	to decide on the establishment of branch entities of the Company;

	(15)	to formulate the Company’s basic management system;

	(16)	to administer the disclosure of information by the Company;

	(17)	to submit nominations for the appointment or change of accounting firms as the auditors of the Company to the shareholders’ general meeting;

	(18)	to review the work reports of the general manager and monitor the work of the general manager;

	(19)	to develop and review the Company’s policies and practices on corporate governance;

	(20)	to review and monitor the training and continuous professional development of directors and senior management of the Company;

	(21)	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

	(22)	to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

	(23)	to decide other major matters and administrative matters not required by laws, administrative regulations or these Articles to be decided by the shareholders’ general meeting, and to sign other major agreements; and

	(24)	to exercise other powers as stipulated by laws, administrative regulations, the rules and regulations of authorized departments or these Articles or as authorized by shareholders’ general meeting.

Save and except for the matters in sub-paragraphs (6), (7), (8) above which require the consent of two-thirds or more of all the directors, all the other matters may be approved upon resolution by a majority of all the directors (in which the matter as forth in sub-paragraph (10) is still subject to approval upon resolution by two-thirds or more of all the directors).

Article 125	Where the board of directors are in unanimous agreement, the powers of the board of directors set out in the previous Article may be delegated to one or more directors, however matters relating to the major interests of the Company should be decided by the entire board of directors. The scope of delegation by the board of directors must be clear and specific.

Article 126	Major connected transactions of the Company as well as the appointment or removal of auditors shall require the approval by more than one half of the independent directors before presenting to the board of directors for discussion. The proposal to convene an extraordinary general meeting of shareholders by independent directors to the board of directors, the proposal to convene a meeting of the board of directors and the solicitation of proxies from shareholders publicly prior to the shareholders’ general meeting shall require approval by more than one half of independent directors. Subject to the approval by all independent directors, the independent directors may independently appoint external auditors and consultants to conduct auditing and consultation on specific issues and the relevant costs shall be borne by the Company.

Article 127	Other than the powers set out in the previous Article, independent directors should also express their independent opinion on the following major matters to the board of directors or shareholders’ general meeting:

	(1)	nomination or removal of directors;

(2) appointment or removal of Senior Management;

(3) the remuneration of directors and Senior Management;

(4) existing or new loans or other financial transaction between the Company and its shareholders, actual controlling persons or related enterprises which equal to or exceed the recognised standards of major connected transactions that must be approved by the board of directors or shareholders’ general meeting (as determined by the standards promulgated from time to time by the authorized regulatory bodies), and whether the Company has taken effective measure to be repaid amounts owing;

(5) matters which the independent directors believe may harm the rights and interests of minority shareholders;

(6) any other matters on which the independent directors are required to express an independent opinion pursuant to the laws, regulations, listing rules and other rules of the places where the shares of the Company are listed.

In relation to the above matters, independent directors should express one of the following opinions: (1) agree; (2) qualified opinion and reasons therefore; (3) oppose and reasons therefore; (4) unable to form an opinion and impediments to doing so.

If the matter is a matter requiring disclosure, the Company must announce the opinions of the independent directors. Where the independent directors are divided and are not able to provide a unanimous opinion, the board of directors should separately disclose the opinions of each independent director.

Article 128	The independent directors shall attend the meeting of the board of directors regularly in order to understand the production and operation of the Company, initiate investigation, and obtain the situation and information necessary for making decisions. An annual report from all independent directors describing the situations regarding the performance of their duties shall be submitted by the independent directors to the annual general meeting of the Company.

Article 129	The Company shall establish a system governing the work of independent directors. The secretary to the board of directors shall take the initiative to assist the independent directors for the performance of their duties. The Company shall provide independent directors with working conditions necessary for the performance of their duties, ensure independent directors have the rights to be informed same as that of other directors, and provide independent directors with relevant materials and information in a timely manner. The Company shall also provide regular reports on its operations and organize on-site visits for independent directors when necessary.

Article 130	The board of directors must explain to the shareholders’ general meeting when a registered accountancy firm issues a non-standard audit opinion in respect of the Company’s financial statements.

Article 131	The board of directors shall formulate “Rules of Procedure for Board of Directors’ Meetings”, in order to ensure the effective working and scientific policy-making of the board of directors.

Article 132	When the board of directors makes a decision regarding the entering of new markets, mergers and acquisitions or investments in new fields, where the amount of investment or assets being acquired exceed ten per cent. (10%) of the Company’s total assets, a consultancy body should be appointed to provide an expert opinion, as a major basis of the board of directors’ decision.

The “Rules of Procedure for Shareholders’ General Meetings” and “Rules of Procedures for Board of Directors’ Meetings” shall set out regulations for the limitations on the power of the board of directors to approve the investments in third parties, acquisition and disposal of assets, mortgage of assets, provision of guarantee to third parties, entrusted assets management, connected transactions and other related matters. The board of directors shall establish strict review and approval procedures for the above matters.

For major investment projects exceeding the board of directors’ approval limits, the board of directors must organise relevant experts and specialists to assess the projects, and report to the shareholders’ general meeting for approval.

Article 133	The board of directors, in disposing of the Company’s fixed assets, shall not without the prior approval of the shareholders in general meeting, dispose of or agree to dispose of any fixed assets of the Company where the aggregate of the expected value or amount of consideration for the proposed disposition and any fixed assets of the Company which have been disposed of in the period of four (4) months immediately preceding the proposed disposition exceeds thirty-three per cent. (33%) of the value of the Company’s fixed assets as shown in the last balance sheet submitted to the shareholders in shareholders’ general meeting.

For the purpose of this Article, a disposition includes an act involving some transfer of an interest in assets other than by way of security.

The validity of a disposition by the Company shall not be affected by a breach of the first paragraph of this Article.

Article 134	The chairman of the board of directors shall exercise the following powers:

(1) to preside over shareholders’ general meetings and convene and preside over meetings of the board of directors;

(2) to organise the implementation of the responsibilities of the board of directors, and to supervise the implementation of board resolutions;

(3) to sign the Company’s securities;

(4) to sign major documents of the board of directors and other documents which require signature by the legal representative of the Company;

(5) to exercise the powers of the legal representative;

(6)    in the case of major natural disaster or other circumstances of force majeure, to exercise special management of matters of the Company in accordance with laws, regulations, and the interests of the Company, and subsequently to report to the board of directors and shareholders’ general meeting;

(7) to exercise other powers as authorized by the board of directors.

The vice-chairman of the board of directors shall assist the chairman of the board of directors with his or her duties. When the chairman is unable to, or does not, perform his or her duties, the vice-chairman of the board of directors shall perform the said duties (and if the Company has two or more vice-chairmen of the board of directors, the vice-chairman of the board of directors jointly elected by half or more of the total number of the directors shall perform the said duties). When the vice-chairman of the board of directors is unable to, or does not, perform his/her duties, a director jointly elected by half or more of the total number of the Directors shall perform the said duties.

Article 135	Meetings of the board of directors shall be convened at least four times per year by the chairman. Notice of meeting shall be given to all the directors at least fourteen(14) days prior to the meeting.

Article 136	In any one of the following circumstances, the chairman should convene and chair an extraordinary meeting of the board of directors within ten working days:

(1) shareholders representing not less than one-tenth of the voting rights requisition a meeting;

(2) not less than one-third of the directors together requisition a meeting;

(3) not less than one-half of the independent directors together requisition a meeting;

(4) the supervisory committee requisitions a meeting;

Where the chairman cannot convene an extraordinary meeting of the board of directors for special reasons, the chairman shall appoint the vice-chairman or other director to convene the meeting. Where the chairman fails to convene the meeting without cause and fails to appoint any person to convene the meeting on his behalf, a director may be nominated by the vice- chairman or half or more of the total number of all directors to convene the meeting.

Article 137	Notice of meeting of the board of directors shall be given in the following manner:

(1) regular meetings of the board may be held without notice if the time and place of such meetings have been fixed in advance by the board;

(2)    notice of the time and place of meetings of the board, for which a time and place have not otherwise been fixed in advance by the board, shall be given by the chairman to the directors by telex, telegram, telefax, courier, registered airmail or personal delivery not less than ten (10) days in advance;

(3)    notices shall be given in the Chinese language. An English version may be attached if necessary. The agenda shall also be given. Any of the directors may waive his right to receive notice of board meeting;

(4) any director may waive his rights to receive notice of board meeting.

Article 138	Notice of meeting of the board of directors shall include the following:

(1) the time and place of the meeting;

(2) the duration of the meeting;

(3) the agenda of the meeting, particulars of the resolutions to be considered at the meeting and any documents or information relevant to the board meeting;

(4) the date of the notice.

Notice is deemed to be given to any director who attends the meeting without objecting, before or at its commencement, for not receiving any notice.

Article 139	The quorum for a meeting of the board of directors is a majority of all members of the board (including directors who appoint other directors as proxies). Each member of the board shall have one vote. Any board resolution shall be passed by more than half of all the directors. When there is a tie, the chairman of the board shall have a casting vote.

All resolutions passed by the executive directors committee shall be passed by two-thirds of all the executive directors attending the meeting. Regular meetings of the executive directors committee shall be convened by the chairman or the executive director appointed by the chairman. The resolutions of such meeting shall be circulated to all directors for the purpose of managing workflow.

Article 140	The directors should attend board meetings in person. Should any directors be unable to attend the meeting, he may authorize another director by a way of a written instrument of proxy to attend on his behalf. Should any independent director be unable to attend the meeting, he may authorize another independent director by way of a proxy form to attend on his behalf. The proxy form shall set out the name of the proxy, the matter the appointment relates to, scope of authority and should be signed or sealed by the appointer.

Any director acting as a proxy shall exercise the right of the appointment director within the scope of authority as set out in the proxy form. In the event that no proxy is appointed by the absent director to attend a board meeting, the absent director shall be deemed to have waived his right to vote at such a meeting.

Article 141	If an independent director fails to attend three consecutive board meetings in person, the board of directors shall propose at the shareholders’ general meeting to remove that independent director. Before the expiry of his term of office, an independent director shall not be removed from his/her office without a legitimate cause. Where an independent director is removed from his/her office before the expiry of his/her term, the Company shall make special disclosure of the termination of his/her office. The independent director being removed may make a public declaration if he/she believes that he/she has been removed improperly.

Other directors shall be deemed as failing to carry out their duties if they fail to attend two consecutive board meetings in person and to appoint an alternate director to attend board meetings on their behalf. The board of directors shall propose at the shareholders’ meeting for the removal of such directors.

Article 142	Expenses incurred by the directors in attending board meetings shall be paid by the Company. Such expenses shall include transportation costs from the place where the director is located to the place of the meeting and the cost of accommodation and meals during the period the meeting is held. Incidental expenses, such as the rent of the place of the meeting and local transportation, shall also be borne by the Company.

Article 143	A written resolution may be adopted by the board of directors if such resolution has been sent to all the directors and affirmatively signed by the number of directors which would form the quorum required to pass such a resolution. Such written resolution shall become a directors resolution in lieu of a board meeting, provided that such written resolution is sent to the secretary of the board of directors.

Article 144	The minutes of the board resolutions discussed in the board meetings shall be recorded in the Chinese language.

The board minutes shall include the following:

(1) date, time, the name of the convener and the chairman;

(2) name of the directors, the person preparing the proxy and the proxy attending;

(3) agenda of the meeting;

(4) the key points of the directors’ views as expressed at the meeting (in the case of a written resolution, the key views of the directors set out in writing);

(5) the opinion of the independent directors and whether such opinion is consistent with that of the directors;

(6) the mechanism and results of voting for each resolution (the results shall include the number of votes cast for and against the resolution and the number of votes that abstained;

(7) the signature of the directors.

The opinions of the independent directors expressed shall be stated in the board resolution. The minutes of the board meeting shall be given to all directors as soon as practicable. Directors who wish to amend or supplement the minutes shall submit a written report setting out his comments to the chairman of the board within one week of this receipt of the draft minutes circulated. Once the board minutes have been finalised, all attending directors, the Secretary and the person recording such minutes shall sign the board minutes. The board minutes shall be kept in the Company’s office in PRC and a complete copy of the minutes shall be provided to each director.

Article 145	The board of directors shall be responsible for the resolutions passed. If any of the board resolution violates the laws, administrative regulations or the Articles of Association, resolutions of the shareholders’ general meeting and causes serious damage to the Company, such directors who voted in favour of such resolution shall be liable to the Company. Any director who abstained from voting or who neither attended in person nor appointed a proxy to attend the meeting shall not be exempted from liability. Any director who had objected to the resolution during discussions in the board meetings but did not vote against such resolution shall not be exempted from liability. Any directors who voted against such resolution and whose voting was recorded in the minutes of the board meeting shall be exempted from such liability.

CHAPTER 11 COMPANY SECRETARY

Article 146	The Company shall have a secretary of the board of directors (“the Secretary”) who shall be a senior officer of the Company. The board of directors may set up a company secretarial working committee should the need arise.

Article 147	A director or senior officer of the Company may be appointed to act as the Secretary. The accountants of the accounting firm and lawyers of the law firm employed by the Company shall not be appointed to act as the Secretary.

Where the Secretary is also a director of the Company and an act is required to be done by that director and the Secretary separately, a person who is both the Secretary and the director may not perform the act in both capacities.

Article 148	The Secretary shall be a natural person having the requisite professional knowledge and experience and shall be nominated by the Chairman of the board and appointed or removed by the board of directors.

Article 149	The main responsibilities of the Secretary are:

(1)    to assist directors in performing the day-to-day functions of the board of directors; continuously provide, remind and ensure that directors understand the requirements of local and overseas regulatory bodies on the Company’s operations, policies and requirements; assist directors and general manager to exercise their powers in accordance with the local and overseas laws and regulations, the Company’s Articles and other relevant rules;

(2)    to be responsible for organizing and preparing documents for board meetings and shareholders’ meeting; preparing minutes, ensuring that resolutions are passed in accordance with procedures required by law and be informed about the implementation of the board resolutions;

(3)    to be responsible for organizing and coordinating the Company’s disclosure, ensuring a timely, accurate, legal, true and fair disclosure of information relating to the Company; maintaining investor relations and enhancing the Company’s transparency;

(4) to participate and coordinate fund raising in the capital markets;

(5) to maintain relationships with market intermediaries, regulatory bodies, media and maintaining public relations.

Article 150	The scope of the Secretary’s duties includes the following:

(1)    coordinate and organize board meetings and shareholders’ meetings, prepare the relevant materials for the meeting, arrange matters relating to the meeting, responsible for keeping minutes of the meetings, ensuring the accuracy of the minutes, keeping documents and minutes of the meeting, actively informing himself of the implementation of resolutions; reporting and providing recommendations to the board of directors on material matters that are being implemented;

(2)    ensure that material decisions of the board of directors are performed strictly in accordance with the relevant requirements. Upon the request of the board of directors, participate in the consultation and analysis of the matters before the board of directors and offer his opinion and make recommendations accordingly; be authorized to perform the day-to-day functions of the board of directors and other committees;

(3)    act as the Company’s contact person with securities regulatory bodies, responsible for organizing, preparing and submitting documents required by such regulatory bodies, responsible for accepting, organizing and completing tasks delegated by such regulatory bodies; ensuring that the Company prepares and submits to the authorized bodies reports and documents required by such bodies in accordance with the law;

(4)    responsible for coordinating and arranging for the disclosure of the Company, putting in place an appropriate disclosure mechanism, participating in all meetings relating to information disclosure, be made aware of the Company’s material operating decisions and all related information;

(5)    responsible for keeping in confidence any price sensitive information of the Company, and put in place effective rules and systems for maintaining confidentiality of information. Where price sensitive information of the Company has been revealed to the public, take all necessary actions to rectify, explain and clarify and notify the overseas securities regulatory body of the place in which the Company is listed and the China Securities Regulatory Commission;

(6)    responsible for coordinating market publicity, reception of visitors, manage investor relations, maintain relationships with investors, market intermediaries and the mass media; responsible for ensuring that enquiries of the public are addressed, ensuring that investors receive information disclosed by the Company on a timely basis; organise and prepare publicity campaigns of the Company locally and overseas, preparing reports summarizing market publicity and material visits and arrange to report any related matters to the China Securities Regulatory Commission;

(7)    ensuring that the Company’s register of members is properly set up, responsible for maintaining and keeping the register of members, register of directors, information relating to shareholdings of substantial shareholders and directors, and a list of holders of debentures issued by the Company;

(8)    assisting directors and general manager to exercise their powers in accordance with local and overseas laws and regulations, the Company Articles and other requirements, and provide them with relevant information (including, but not limited to, providing newly appointed directors with all latest information published by the Company regarding corporate governance). When the Secretary is aware that the Company has made or may possibly pass resolutions that are in breach of the relevant requirements, he has an obligation to duly remind and report such breach to the China Securities Regulatory Commission and other regulatory bodies;

(9)    coordinate the provision of necessary information to the Company’s supervisory committee and other audit committees to enable them to perform their supervisory functions, and assist the investigation of the integrity of the Company’s financial controller, directors and general manager;

(10)  ensuring that the Company has a complete set of documents and minutes, such that persons who have the right to access to these documents and minutes can have timely access to such documents and minutes;

(11) perform other duties delegated by the board of directors and the other duties required by any stock exchange on which the Company is listed.

Article 151	The Secretary shall guide or assist the Company to comply with any relevant laws of the PRC and of any place in which the shares of the Company are listed and with the rules and regulations of any securities regulatory bodies of the place in which the shares of the Company are listed.

CHAPTER 12 GENERAL MANAGER OF THE COMPANY

Article 152	The Company shall have a general manager who shall be nominated by the Chairman of the board and appointed or removed by the board of directors.

Upon authorization by the board of directors, the general manager shall have the full right to manage the business of the Company and deal with the internal and external matters of the Company.

Directors can also be employed as the general manager, deputy general manager or any other senior management personnel but directors holding such offices shall not exceed one half of all the directors of the Company.

Article 153	The general manager is responsible to the board of directors and shall exercise the following powers:

(1) to be in charge of the Company’s production, operation and management of the Company and organise the implementation of the resolutions of the board;

(2) to organise the implementation of the Company’s annual business plan and investment plan;

(3) to formulate the proposal for the internal management structure;

(4) to formulate the setting up of the Company’s branch entities;

(5) to formulate the basic management system;

(6) to formulate the basic rules and regulations of the Company;

(7) to propose the appointment and dismissal of the deputy general manager and financial officers;

(8) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

(9) to decide on the salaries, awards or punishment, appointment, dismissal or removal of the staff and workers of the Company;

(10) to propose the convening of interim board meetings;

(11) to exercise other powers conferred by the Company Articles and the board of directors.

Article 154	A general manager who is not a director may attend board meetings and has the right to receive notices of meeting. A general manager who is not a director does not have the right to vote at board of directors’ meetings.

Article 155	The general manager shall report to board of directors or supervisory committee material contracts entered into by the Company, the implementation of these contracts, the use of funds and profitability of the business. The general manager shall warrant the accuracy of such report.

Article 156	The general manager shall consider the opinions of unions and workers representatives committees before making decisions relating to wages, benefits, work safety, work and workers’ insurance, termination of employment (or dismissal) and other employee-related matters.

Article 157	The general manager shall issue the “General Manager Guidelines” and seek approval from the board of directors before implementation.

Article 158	The “General Manager Guidelines” shall include the following:

(1) the requirements, procedures and attendees of a general manager meeting;

(2) the duties and division of responsibility between general manager, deputy manager and other senior management personnel;

(3) the usage of the Company’s funds and assets, the limits of his authority to enter into material contracts, and the mechanism of reporting to the board of directors and supervisory committees;

(4) other necessary matters as the board of directors shall see fit.

Article 159	In exercising their powers, the general manager, the deputy general manager and the financial controller shall not alter the resolutions passed by the shareholders at general meetings or by the board of directors or exceed their authority.

Article 160	In exercising their powers, the general manager, the deputy general manager and the financial controller shall comply with law, administrative regulations and the Company Articles and act honestly and diligently.

Article 161	The general manager, deputy general manager, financial controller and other senior management personnel shall give notice of their resignation to the board of directors in accordance with the provisions of their respective service contracts and shall follow the various procedures and requirements as provided for in such service contracts.

CHAPTER 13 SUPERVISORY COMMITTEE

Article 162	The Company shall have a supervisory committee.

Article 163	The supervisory committee shall consist of seven (7) supervisors, including four (4) supervisors who are not employee representatives (including supervisor who are qualified to act as external supervisors) and three (3) supervisors representing the employees. Supervisors who are not employee representatives shall be elected and removed from office by the shareholders in general meeting. The supervisors representing the employees shall be democratically elected and removed from office by the employees.

The supervisory committee shall have one chairman who shall be a supervisor. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election at the expiration of the term.

The election or removal of the chairman of the supervisory committee shall be decided by two- thirds or more of the members of the supervisory committee. The chairman of the supervisory committee shall co-ordinate the performance of the committee’s duties. Where the chairman of the supervisory committee cannot perform his duties, half or more of the members of the supervisory committee shall appoint a supervisor to exercise the chairman’s powers on behalf of the chairman.

Article 164	The supervisory committee shall set up an operations committee, according to its needs, to manage the supervisory committee’s day-to-day operations.

Article 165	The directors, the general manager, the deputy general manager, financial officers and the Secretary of the Company shall not act as supervisors concurrently.

Article 166	The list of candidates for election as supervisors who are not employee representatives shall be placed as a resolution before a general meeting of shareholders.

Candidates for election as supervisors who are not employee representatives (other than the candidates for election as independent supervisors) may be nominated by the board of directors, supervisory committee, and shareholders individually or together holding three per cent. (3%) or more of the total voting shares of the Company, and shall be elected at the shareholders’ general meetings.

Amongst candidates for election as supervisors who are not employee representatives, the candidates for election as independent supervisors may be nominated by the board of directors, supervisory committee and shareholders individually or together holding one per cent. (1%) or more of the total voting shares of the Company, and shall be elected at the shareholders’ general meeting.

Article 167	The following procedure must be followed when electing supervisors who are not employee representatives:

(1)    Before nominating a candidate for election as a supervisor who is not an employee representative, the nominator should first obtain the consent of the nominee, and fully understand the nominee’s qualifications, education, profession, detailed working experience and other positions held, and the said nominator is responsible for providing such written materials to the Company. The candidate shall provide a written undertaking to the Company, agree to accept the nomination, undertake that the publicly disclosed materials relating to the candidate are true and complete and guarantee that following election they will practically carry out the responsibilities of a supervisor.

(2)    If the nomination of a candidate for election as a supervisor who is not an employee representative occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraph (1) of this Article shall be published in the same announcement as that containing the resolutions of the board of directors or the resolutions of the supervisory committee or the corresponding notice of a shareholders’ general meeting.

(3)    If a shareholder who has the nomination power proposes to a shareholders’ general meeting a candidate for the election as a supervisor who is not an employee representative, then a written notice of the intention of such person nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company ten (10) days prior to the date of the shareholders’ general meeting.

Article 168	The Supervisory Committee shall propose at a shareholders’ meeting or trade union representatives’ meeting for the removal of a supervisor who, without reasons, fails to attend in person two consecutive supervisory committee meetings and fails to nominate another supervisor to act on his behalf.

A supervisor may resign before the termination of his office, and the provisions set out in Chapter 10 in relation to the resignation of directors shall be applicable to supervisors.

Article 169	Supervisory committee meetings shall be held at least four times each year, and the Chairman of the supervisory committee shall be responsible for convening such meeting.

All supervisors shall be given 10 days notice of the supervisory committee meeting, such notice shall be given by electronic means, fax, express post, registered post or in person. Such notice shall also include the date of the meeting, the place and duration of the meeting, the agenda and resolutions to be passed and the date of the notice. If an extraordinary supervisory committee meeting is proposed to be convened, all supervisors shall be given three days verbal or written notice of the meeting.

Article 170	The supervisory committee shall report to shareholders’ general meetings and shall have the following powers:

(1) to inspect the Company’s financial situation;

(2)    to supervise the directors and senior officers in relation to their performance of duties of the Company and to propose removal of a director or a senior officer who has contravened any law, administrative regulation, these Articles of Association or resolutions passed at a general meeting of shareholders;

(3)    to require the directors, the general manager, deputy general manager, financial controller and secretary of the Company to rectify their behaviour when their conduct is harmful to the interest of the Company and to report to the shareholders’ general meeting or the relevant competent authority of the State if necessary;

(4)    to verify the financial reports, business reports, profit distribution proposal and other financial information proposed to be submitted to shareholders’ general meetings and in the case of doubt, may request public accountants or auditors in the name of the Company to assist reviewing the same; to review periodic reports of the Company prepared by the board of directors and to furnish written review opinions,

(5) to make recommendations in relation to the appointment of accountant;

(6) to propose extraordinary resolutions at the annual shareholders’ meeting.

(7)    to requisite for convening extraordinary shareholders’ meetings, and to convene and preside over the shareholders’ general meetings when the board of directors fail to do so in accordance with the Company Law;

(8) to requisite for convening interim board meetings;

(9) to initiate proceedings against a director and senior officer in accordance with section 152 of the Company Law;

(10)  to conduct investigation into any identified irregularities in the Company’s operations, and where necessary, to engage accountants, legal advisers or other professionals to assist in the investigation; and

(11) to exercise other powers specified by the laws, administrative regulations, in the Articles of Association and as authorized by the shareholders’ meeting.

The supervisors may attend board meetings as non-voting attendees, and to make enquiries or give recommendations about the resolutions of the board of directors.

Article 171	Unless otherwise required by the Articles of Association, the supervisory committee shall resolve by way of passing a resolution with the affirmative votes of two-thirds or more of the members of the supervisory committee.

Article 172	Minutes shall be kept for all supervisory committee meetings. All supervisors attending the meeting and the person recording the minutes shall sign on the minutes of the supervisory meeting. Supervisors have the right to make, in the minutes, certain clarifications of the opinions they expressed at the supervisory committee meeting. Minutes of the supervisory committee meeting shall be permanently kept by the Company.

Article 173	Any reasonable expenses incurred by the supervisory committee in employing professionals such as lawyers, public accountants or auditors in the exercise of its authority shall be assumed by the Company.

Article 174	A supervisor shall act honestly in discharging his supervisory responsibilities in accordance with law, administrative regulations and the Company Articles.

CHAPTER 14 QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS, SUPERVISORS AND SENIOR OFFICERS OF THE COMPANY

Article 175	A person shall be disqualified for being a director, a supervisor or a senior officer of the Company if any of the following applies:

(1) the individual has no civil capacity or his civil capacity is restricted;

(2)    a period of less than five (5) years has elapsed since the person was released after serving the full term of a sentence of corruption, bribery, expropriation of assets, misappropriation of assets or social and economic disorder or since the deprival of political rights on the person due to a criminal conviction;

(3)    a period of less than three (3) years has elapsed since a company or an enterprise in which the person was a director, factory supervisor or a manager was wound up due to mismanagement and such person was held personally liable to the winding up of the company or the enterprise;

(4)    a period of less than three (3) years has elapsed since the revocation of the licence of a company or an enterprise for illegal business operations under circumstances where the person was the legal representative of such company or enterprise and was held personally liable to the illegal business operations of the company or the enterprise;

(5) the person has a debt of a material amount which has not been repaid or cleared when due;

(6) a civil servant;

(7) the person has committed criminal offence and is subject to investigation by judicial authorities and the case has yet to be settled;

(8) provisions of law or administrative regulations stipulates that the person is not permitted to assume the position of a leader of an enterprise;

(9) the person not being a natural person;

(10)  a period of less than five (5) years has elapsed since the date when the person was convicted of offences involving fraud or dishonesty and was considered by the relevant authorities to have violated relevant securities regulations;

(11) persons who have been identified as being prohibited from participating in the markets by the China Securities Regulatory Commission and where such prohibitions are still in force.

(12) other particulars as provided for by the laws, administrative laws and regulations or departmental rules and regulations.

If the election or appointment of a director, supervisor or senior officer is taken place in contravention of this Article, the said election, appointment or engagement shall be invalid. If a director, supervisor or senior officer falls into any of the circumstances set forth in the first paragraph of this Article during his term of office, the Company shall relieve him of his duties.

Article 176	The following persons cannot act as independent directors of the Company:

(1)    immediate family members and main social contacts employees (“immediate family members” includes spouse, parents, children; “main social contacts” includes brothers and sisters, father or mother-in-laws, son or daughter-in-law, brothers and sisters of the spouse) of persons employed by the Company or its associated entities;

(2)    persons, or immediate family members of persons who directly or indirectly hold 1% or more of the issued share capital of the Company or are the top 10 natural persons with the highest shareholdings in the Company, or if a person obtained his shareholdings from a connected person by way of gift or other forms of financial assistance;

(3)    shareholders who directly or indirectly hold 5% or more of the issued share capital of the Company, or persons or their immediate family members who are employed by the top five shareholders of the Company;

(4) persons to whom any of the above three conditions applied within the past one (1) year;

(5) persons who provide financial, legal, consultation or other services to the Company or its associated entities;

(6) persons who are already acting as independent directors for five other listed companies;

(7) any other persons as designated by the China Securities Regulatory Commission.

Article 177	The validity of an act of a director or senior officer of the Company on behalf of the Company is not, vis-a-vis a bone fide third party, affected by any irregularity in his election or appointment or any defect in his qualification.

Article 178	Directors, supervisors and senior officers of the Company cannot act on behalf of the Company or the board of directors, without being legally authorized by the Articles of Association or by the board of directors. Where such persons act on their own behalf but a third party may reasonably assume such persons to be acting on behalf of the Company, such persons shall state their own positions and identities.

Article 179	In addition to obligations imposed by law or administrative regulations or required by the stock exchanges on which shares of the Company are listed, each director, supervisor or senior officer of the Company owes the following duties to each shareholder, in the exercise of the powers of the Company entrusted to him:

(1) not to cause the Company to exceed the scope of business stipulated in its business licence;

(2) to act honestly in what he considers to be in the best interests of the Company;

(3) not to expropriate in any guise the Company’s assets, including without limitation, not to usurp the Company’s opportunities;

(4)    not to expropriate the individual rights of shareholders, including without limitation, rights to distribution and voting rights, save and except pursuant to a restructuring submitted to shareholders for approval in accordance with these Articles.

Article 180	Each director, supervisor or senior officer of the Company owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The duty of diligence to be discharged by directors, supervisors and senior officers includes but not limited to:

(1)    to exercise the rights conferred upon them in a prudent, serious and diligent manner so as to ensure that the commercial activities carried out by the Company are in compliance with the laws and administrative regulations, as well as the requirements of various economic policies of the State and falls within the scope of business provided for in the business license;

(2) to treat all shareholders equally;

(3) to keep informed of the business operation and management of the Company in a timely manner;

(4) to sign a written confirmation or opinion in connection with the regular reports of the Company and to ensure that the information disclosed by the Company is true, accurate and complete;

(5)    to inform the supervisory committee of the relevant circumstances and information that is in accordance with the facts, and shall not impede the supervisory committee or a supervisor from exercising their powers; and

(6) to perform other duties of diligence as required by the laws, administrative regulations, rules and regulations of authorized departments and these Articles of Association.

Article 181	A director, supervisor and senior officer of the Company, in the exercise of the powers of the Company entrusted to him, must observe the fiduciary principle and shall not place himself in a position where his duty and his interest may be in conflict with the same. The principle includes without limitation a duty:

(1) to act honestly in what he considers to be in the best interests of the Company;

(2) to exercise the powers within his authority and not to exceed the relevant authority;

(3)    to exercise the discretion vested in him personally and not to allow himself to act under the direction of another and, unless and to the extent permitted by laws, administrative regulations or the informed consent of shareholders in general meeting, not to delegate the exercise of his discretion;

(4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

(5) except in accordance with these Articles or with the informed consent of shareholders in shareholders’ general meeting, not to enter into a contract, transaction or arrangement with the Company;

(6) without the informed consent of shareholders in general meetings, not to use the Company’s assets for his own benefit in any form;

(7) not to accept bribery or other illegal income and not to expropriate in any guise the Company’s assets including without limitation, not to usurp the Company’s opportunities;

(8) without the informed consent of shareholders in general meeting, not to accept commissions in connection with the Company’s transactions;

(9)    to comply with the Articles of Association and act honestly in exercising his powers and discharging his functions and act in the best interest of the Company and not to use his position and power to make profits for himself;

(10) without the informed consent of shareholders in general meeting, not to compete with the Company;

(11)  not to expropriate funds of the Company or to lend the capital of the Company to others and not to expropriate the Company’s assets and deposit the same in his own name or another’s name and not to use the Company’s assets to provide security for any of the indebtedness of a shareholder of the Company or other person;

(12)  unless otherwise permitted by the informed consent of shareholders in general meeting, to keep in confidence confidential information acquired by him in the course of and during his office and not to use such information other than in furtherance of the interests of the Company, save and except that disclosure of such information to the court or other governmental authorities is permitted if:

(i) disclosure is made under compulsion of law;

(ii) there is a duty to the public to disclose;

(iii) it is so required for the interest of the director, supervisor or senior officer of the Company.

Any profits derived by a director, supervisor and senior officer in contravention of this Article shall be for the account of the Company. The relevant director, supervisor and senior officer shall be personally liable for any loss suffered by the Company as a result of his contravention of this Article.

Article 182	A director, supervisor or senior officer of the Company shall not cause any of the following persons or authorities (“Connected Person”) to do what he is prohibited from doing:

(1) the spouse or minor child of that director, supervisor or senior officer;

(2) a person acting in a capacity of a trustee of that director, supervisor or senior officer or any person referred to in sub-paragraph (1) above;

(3) a person acting in a capacity of a partner of that director, supervisor or senior officer or any person referred to in sub-paragraphs (1) and (2) above;

(4)    a company in which that director, supervisor or senior officer, alone or jointly with one or more persons referred to in sub-paragraphs (1), (2) and (3) above and other directors, supervisors or senior officers of the Company, has a de facto controlling interest;

(5) a director, supervisor or senior officers of a company referred to in sub-paragraph (4).

Article 183	During their respective term of office, a director, supervisor and senior officer of the Company shall regularly report to the Company their shareholdings in the Company and any changes in such shareholdings, and shall not transfer on an annual basis more than twenty-five per cent. (25%) of the total number of shares held in the Company. The shares held by such director, supervisor and senior officer are non-transferrable within one (1) year from the date on which the shares of the Company are listed and traded. The aforesaid personnel shall not transfer their shares in the Company within six months from the termination date of their employment with the Company. This provision shall not apply to the change in shareholdings due to judicial enforcement, succession, legacy and division of properties according to law.

If the number of shares held by a director, supervisor or senior officer is not more than 1,000 shares, such director, supervisor or senior officer may transfer all of his or her shares in lump sum and shall be free from the restriction on transfer ratio as described in the preceding paragraph.

Article 184	Where a director, supervisor and senior officer gives notice of this resignation or where his office terminates, the duty of a director, supervisor and senior officer does not necessarily cease when the resignation report has not become effective, or within a reasonable period after it has become effective or within a reasonable period after the termination of his office. The duty of confidence in relation to trade secrets of the Company survives the termination of his office until such trade secrets becomes public information. Other duties may continue for such a period as fairness may require and depending on the time which has elapsed between the termination and the act concerned and the circumstances under which the relationship with the Company is terminated.

Article 185	Directors, supervisors and senior officers of the Company who determine their office before the end of the term shall compensate the loss suffered by the Company as a result of such early termination.

Article 186	A director, supervisor or senior officer shall be personally liable for any loss suffered by the Company as a result of a violation by him of any law, administrative regulation, rules and regulations of authorized departments or these Articles of Association in the course of performing his duties.

Except for the circumstances under Article 56, a director, supervisor or senior officer may be relieved of liability for specific breaches of his duty by the informed consent of shareholders in general meeting.

Article 187	Where a director, supervisor or senior officer is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, other than his contract of service, he shall disclose the nature and extent of his interest to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors.

A director shall not be entitled to vote, whether for himself or on behalf of another director, on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his Associates has any material interest can be convened where a majority of the disinterested directors of the Company attend the meeting and any such resolutions shall be passed by a majority of the disinterested directors of the Company. If the number of disinterested directors present at a board meeting is less than 3, the matters shall be presented to the shareholders for consideration at a general meeting.

Unless the interested director, supervisor or senior officer has disclosed his interest in accordance with this Article and the contract, transaction or arrangement has been approved by the board at a meeting in which the interested director is not counted in the quorum and has refrained from voting, such contract transaction or arrangement in which a director, supervisor or senior officer is materially interested in is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the director, supervisor or senior officer concerned.

For the purposes of this Article, a director, supervisor or senior officer is deemed to be interested in a contract, transaction or arrangement in which a Connected Person or Associate of such director, supervisor or senior officer is so interested.

Article 188	Where a director, supervisor or senior officer of the Company gives to the board of directors a general notice in writing stating that by reason of facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of this Chapter to be sufficient declaration of his interest, so far as attributable to those facts, in relation to any contract, transaction or arrangement of that description which may subsequently be made by the Company; provided that such a general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

Article 189	The Company shall not in any manner pay taxes for or on behalf of a director, supervisor or senior officer of the Company.

Article 190	The Company shall not directly or indirectly make a loan to a director, supervisor or senior officer or to a director, supervisor or senior officer of its parent company, provide any guarantee in connection with a loan made by any person to such a director, supervisor or senior officer, or make a loan to or provide any guarantee in connection with any loan made by any person to a Connected Person of such a director, supervisor or senior officer.

The following transactions are not subject to the prohibition set out in foregoing paragraph of this Article:

(1) the provision of a loan or a guarantee for a loan by the Company to a company which is a subsidiary of the Company;

(2)    the provision of a loan or a guarantee for a loan or other sums by the Company under a service contract with any of its directors, supervisors or senior officers as approved by shareholders in general meeting for meeting expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him properly to perform his duties;

(3)    the Company may make a loan to or provide a guarantee for a loan made by another person to any of its directors, supervisors or senior officers or a Connected Person of such director, supervisor or senior officer in the ordinary course of its business on normal commercial terms, where the ordinary course of business of the Company includes the lending of money or the giving of guarantees.

Article 191	A loan made by the Company in breach of the preceding Article shall be forthwith repaid by the recipient of the loan regardless of the terms of the loan.

Article 192	A guarantee provided by the Company in breach of Article 191(1) shall be unenforceable against the Company unless:

(1)    the guarantee was provided in connection with a loan to a Connected Person of a director, supervisor or senior officer of the Company or its parent company and at the time the loan was advanced the lender was not aware of the relevant circumstances; or

(2) any collateral provided has been lawfully disposed of by the lender to a bona fide purchaser.

Article 193	For the purposes of the foregoing Articles in this Chapter, a guarantee includes an undertaking by the guarantor or the provision of assets to secure the performance of obligations by the obligor.

Article 194	In addition to any rights and remedies provided by law and administrative regulations, where a director, supervisor or senior officer is in breach of his duties to the Company, the Company has a right to:

(1) recover from such director, supervisor or senior officer compensation for losses sustained by the Company as a result of such breach;

(2)    rescind any contract or transaction entered into by the Company with such director, supervisor or senior officer and any contract or transaction entered into by the Company with a third party where such third party knew or should have known there was such a breach;

(3) request the director, supervisor or senior officer to account for the profits arising from such breach;

(4) recover any monies received by the director, supervisor or senior officer which should have belonged to the Company including without limitation commissions;

(5) request for the return from such director, supervisor or senior officer of the interest earned or which may have been earned on any monies which should have been returned to the Company.

Article 195	The Company shall, with the prior approval of shareholders in general meeting, enter into a contract in writing with each director or supervisor stipulating provisions relating to the rights and obligations of the Company and the director/supervisor, the emoluments of the director/supervisor, the liabilities of the director/supervisor if he commits a breach of the laws, regulations and the Company Articles, and compensation for early termination of the contract. Matters relating to emoluments shall be approved by the shareholders’ general meeting, including:

(1) emoluments in respect of his service as a director, supervisor or senior officer of a subsidiary of the Company;

(2) emoluments in respect of his service as a director, supervisor or senior officer of a subsidiary of the Company;

(3) emoluments otherwise in connection with the provision of services in connection with the management of the Company or a subsidiary of the Company;

(4) payment by way of compensation for loss of office by a director or supervisor or as consideration for or in connection with his retirement from office or loss of office.

Except under a contract entered into in accordance with the foregoing, no proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the above matters.

Article 196	In a contract where a director’s or supervisor’s emoluments are stipulated, it shall provide that in connection with the takeover of the Company, a payment may be made to a director or a supervisor of the Company by way of compensation for loss of office, or as consideration for his retirement from the office, with the prior informed consent of the shareholders in shareholders’ general meeting to his receiving such payment. A takeover of the Company refers to one of the following situation:

(1) an offer made to all the shareholders of the Company;

(2) an officer made by any person with a view to the offeror becoming a Controlling Shareholder within the meaning of Article 57.

If the relevant director or supervisor does not comply with the provisions set out in this Article, any sum received by the director or supervisor on account of the payment shall belong to those persons who have sold their shares as a result of the offer made; any expenses incurred by him in distributing that sum pro rata amongst those persons shall be borne by him and not be paid out of that sum.

CHAPTER 15 ACCOUNTING SYSTEM, ALLOCATION OF PROFITS AND AUDIT

Article 197	The Company shall establish its financial and accounting system in accordance with law and administrative regulations and the accounting standards of the responsible financial authorities of the State Council.

Article 198	The accounting year of the Company shall follow the calendar year, that is, the period from 1 January to 31 December each year shall be counted as one financial year.

The Company shall use Renminbi as the currency for its accounts, and the accounts shall be prepared in the Chinese language.

The Company shall prepare its financial report at the end of each accounting year and such reports shall be verified in accordance with the law.

Article 199	The board of directors shall place before the shareholders at every annual general meeting such financial report as is required by law, administrative regulations or normative provisions promulgated by competent regional government authorities and departments in charge to be prepared by the Company. Such reports shall be examined and verified.

Article 200	Twenty (20) days prior to the convening of the annual general meeting, the Company shall make available the financial report for inspection by shareholders at the Company. Every shareholder of the Company shall have the right to receive the financial report as referred to in this Chapter.

The Company shall send the above mentioned financial report and the directors’ report at least twenty-one (21) days before the convening of the annual general meeting by prepaid mail to every holder of the listed foreign shares. The address of the recipient shall be the address as registered on the shareholders’ register.

Article 201	The financial statements of the Company shall be prepared not only in accordance with the PRC accounting standards and regulations but also be prepared in accordance with international accounting standards or the accounting standards of the place where the overseas shares are listed. If there are material differences in the financial statements using different accounting standards, the differences should be set out in the financial statements. In distributing the after- tax profits of the relevant financial year, the after-tax profits shall be the smaller amount in either of the financial statements.

Article 202	Any interim results or financial information disclosed or announced by the Company shall be prepared and presented in accordance with the PRC accounting standards and regulations and shall also be prepared in accordance with the international accounting standards or the accounting standards of the place where the shares are listed.

Article 203	The Company shall make four announcements of its financial report in each financial year. The quarterly financial reports shall be submitted to a resident office of China Securities Regulatory Commission and a stock exchange and announced within one (1) month after the end of the first three (3) months and the first nine (9) months of the financial year respectively; the half-yearly financial report shall be submitted to a resident office of China Securities Regulatory Commission and a stock exchange and announced within two (2) months after the end of the first six (6) months of the financial year; and the annual financial report shall be submitted to a resident office of China Securities Regulatory Commission and a stock exchange and announced within one hundred and twenty (120) days after the end of the financial year. The annual financial report shall be examined and verified in accordance with law.

Article 204	The Company shall have no accounting ledgers other than the statutory accounting ledgers. The Company’s assets shall not be held under any personal account.

Article 205

(1)    The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be durative and stable, taking into account of the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

(2)    The Company may distribute dividends in the following forms: cash, shares or other forms approved by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

(3)    The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash outflows of operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

(4)    The Company may adjust its profits distribution policy referred to in sub- paragraphs (2) and (3) of this Article in case of war, natural disasters and other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by special resolution. The convening of shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

(5)    The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half- yearly dividends distribution of the Company shall comply with Article 213 of the Articles of Association.

Article 206	The after-tax profits of the Company shall be distributed in the following order of priority:

(1) to make up for losses of the previous year;

(2) allocation of 10% to the statutory common reserve;

(3) allocation to the discretionary common reserve; and

(4) payment of dividends.

Where the statutory common reserve of the Company is over 50% of the registered capital of the Company, profits need not be allocated to it.

Where the statutory common reserve of the Company is insufficient to make up the Company’s losses in the previous year, the profits of the current year shall be applied to make up the losses before allocations are made from the statutory common reserve.

The Company may allocate funds from profits after tax for discretionary common reserve, provided that funds have been first allocated for common reserves and shareholders’ resolution has been passed to approve such allocations.

The Company may distribute profits, after applying its profits towards making up losses, common reserve, in accordance with the proportions of shareholdings except where the Articles of Association stipulate that no profit distributions shall be made in accordance with the shareholding proportion.

Article 207	Before the Company has made up for losses and allocated to the statutory common reserve, no distribution in the form of dividend or bonus share shall be made.

If the general meeting has, in violation of the provisions of the preceding paragraphs, distributed profits to the shareholders before the Company has made up for its losses and made allocations to the statutory common reserve, the shareholders must return the profits distributed in violation of the provision to the Company.

No profits shall be distributed in respect of the shares held by the Company.

Article 208	Capital common reserve include the following amounts:

(1) the premiums over the par value of the shares issued;

(2) other income which are required by the responsible financial department of the State Council to be included in the capital common reserve.

Article 209	The common reserve of the Company shall be used for the purposes of making up losses of the Company, increasing the scale of production and operation of the Company or conversion into capital of the Company. The Company shall not apply the capital common reserve for making up its losses.

when the statutory common reserve is converted into share capital of the Company, the remaining statutory common reserve after such conversion shall be no less than twenty-five percent. (25%) of the registered capital.

Article 210	Once the dividend payout policy has been approved by the shareholders at the shareholders’ meeting, the directors shall complete the distribution of dividends (or shares) within two months after the shareholders’ meeting.

Any payment for the shares paid before calls on shares shall be entitled to dividends. However, shareholders shall not be entitled to receive dividends where the dividends are subsequently declared.

Article 211	Dividends and other payments made to local shareholders shall be paid in Renminbi. Dividends paid to holders of listed foreign shares shall be declared and calculated in Renminbi but paid in foreign currency. Dividends paid in respect of foreign shares listed in Hong Kong shall be paid in Hong Kong dollars.

Article 212	Unless otherwise provided in law and administrative regulations, the exchange rate used for the payment of cash dividend and other payments in foreign currency shall be the average closing rate quoted by the Foreign Exchange Trading Centre of the PRC in the calendar week before the declaration of dividend.

Article 213	Unless otherwise resolved by shareholders in general meeting, the board of directors to declare half- yearly dividends. Unless otherwise provided by law, the amount of half-yearly dividend shall not exceed fifty per cent. (50%) of the distributable profits as set out in the interim profit statements.

Article 214	When distributing dividends to its shareholders, the Company shall act as a withholding agent in relation to individual income tax payable in accordance with tax law of the PRC with respect to such distribution based on the amount distributed.

Article 215	The Company shall appoint on behalf of the holders of overseas listed foreign shares a receiving agent to receive on behalf of such shareholders dividends declared and all other monies owing the Company in respect of the overseas listed foreign shares.

Appointment of the receiving agent shall comply with the law of the place where the shares are listed or the requirements of the local stock exchange.

The Company shall appoint as receiving agent a company which is registered as a trust company under the Trustee Ordinance of Hong Kong.

Article 216	The Company shall implement internal audit procedures by engaging auditors dedicated to carrying out internal audit on the financial and business activities of the Company.

Article 217	The internal audit procedures and the duties of the internal auditors shall be implemented after such procedures and duties have been approved by the board of directors. The head of the internal auditors shall be accountable, and shall report its work, to the board of directors.

CHAPTER 16 APPOINTMENT OF A FIRM OF ACCOUNTANTS

Article 218	The Company shall appoint an independent firm of accountants which satisfies the relevant requirements of the PRC to audit the annual financial report of the Company and review other financial reports. The accounting firm engaged by the Company shall be determined at the shareholders’ meeting.

Article 219	The term of appointment of the Company’s accountants shall begin immediately after the shareholders’ meeting of the current year and end immediately after the shareholders’ meeting of the following year.

Article 220	The firm of accountants appointed by the Company shall have the following rights:

(1) to inspect the accounting ledgers, records or evidential documents of the Company and to request the directors or senior officers of the Company to provide relevant information and explanation;

(2) to request the Company to take all reasonable measures to obtain the information and explanation from its subsidiaries for the purpose of performing the duties of the firm of accountants;

(3)    to attend the shareholders’ general meeting, to receive the notice of the meeting and other information in relation to the meeting which is received by the shareholders and to be heard at any such meeting on any part of the business of the meeting which concerns it as the firm of accountants of the Company.

Article 221	If there is a vacancy in the office of the firm of accountants, the board of directors shall before the holding of the shareholders’ general meeting fill that vacancy by appointing another firm of accountants. If the Company has another firm of accountants holding the office during the vacancy period, that firm of accountants may still act.

Article 222	The firm of accountants may be removed by ordinary resolution of the shareholders in general meeting before the expiration of its term of office notwithstanding the provisions of the contract made between the Company and the firm of accountants. The right to sue for compensation for dismissal by such firm of accountants shall not be affected.

Article 223	The remuneration of the firm of accountants or the form of remuneration of the firm of accountants shall be decided by shareholders in shareholders’ general meeting. The remuneration of the firm of accountants who is appointed by the board of directors shall be decided by the board of directors.

Article 224	The appointment, dismissal or discontinuation of employment of the firm of accountants shall be decided by the shareholders in general meeting. The decision shall be announced in the relevant newspapers and where necessary, state the reasons for the change, and shall be filed with the China Securities Regulatory Commission for records.

Where a resolution at a general meeting of shareholders is passed to appoint a firm of accountants other than an incumbent firm of accountants, to fill a casual vacancy in the office of the firm of accountants, to re-appoint a retiring firm of accountants which was appointed by the board of directors to fill a casual vacancy, or to remove a firm to accountants before the expiration of its term of office, the following provisions shall apply:

(1)    a copy of the proposal shall be sent before a notice of meeting is given to the shareholders to the firm proposed to be appointed or the firm proposing to leave its post or the firm who has left its post (leaving includes leaving by removal, resignation and retirement);

(2) if the firm leaving its post makes representations in writing and requests their notification to the shareholders, the Company shall (unless the representations are received too late):

(i) in any notice of the resolution given to shareholders, state the fact of the representations having been made;

(ii) send a copy of the representations as an appendix to the notice to every shareholder in the manner set out in these Articles.

(3) if the firm’s representations are not sent under sub-paragraph (2) above, the firm may (in addition to its right to be heard) require that the representations be read out at the meeting;

(4) a firm which is leaving its post shall be entitled to attend:

(i) the general meeting at which its term of office would otherwise have expired;

(ii) any general meeting at which it is proposed to fill the vacancy caused by its removal;

(iii) any general meeting convened on his resignation;

and to receive all notices of, and other information relating to, any such meeting, and to be heard at any such meeting which it attends on any part of the business of the meeting which concerns it as former firm of accountants of the Company.

Article 225	Any removal or discontinuation of employment of the firm of accountants by the Company shall be notified to the firm of accountants. The firm of accountants has the right to explain in shareholders’ general meeting. Any resigning firm of accountants shall explain in the shareholders’ general meeting as to whether there is any irregularity.

A firm of accountants may resign its office by depositing at the Company’s address a notice in writing (any such notice shall terminate its office on the date on which it is deposited or on such later date as may be specified therein) to that effect and containing:

(1) a statement to the effect that are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

(2) a statement of any such circumstances.

Where a notice is deposited under the foregoing paragraph, the Company shall within fourteen (14) days send a copy of the notice to the competent authority in charge. If the notice contained a statement under sub-paragraph (ii) of the foregoing paragraph, a copy of the statement shall be placed at the Company for shareholders’ inspection and a copy of the notice shall also be sent by prepaid mail to every shareholder who is entitled to receive a copy of the Company’s financial report at the addresses as registered in the shareholders’ register.

Where the notice of resignation of the firm of accountants contains a statement under sub- paragraph (2) above, it may require the board of directors to convene an extraordinary general meeting of shareholders for the purpose of receiving an explanation of the circumstances connected with its resignation.

CHAPTER 17 INSURANCE

Article 226

(1)    The Company may take out various types of insurance from the People’s Insurance Company of China or other organisations permitted by applicable laws or regulations of the PRC to provide insurance coverage to the Company.

(2)    The types of coverage, the insurance premium and the term of insurance shall be discussed and decided at board meetings in accordance with the recommendation of the general manager based on the practices of similar businesses in other countries and the practice and legal requirements in the PRC.

CHAPTER 18 LABOUR MANAGEMENT

Article 227

(1)    Subject to laws, regulations and policies of the PRC and the Shanghai Municipality and as required by its operations and management, and Company shall hire and dismiss staff and workers at its own discretion and have the full right to prepare and implement its own system for remuneration and personnel management.

(2)    The Company should establish a labour contract system and provisions relating to the employment, dismissal, resignation, remuneration, welfare benefits, rewards, discipline, punishments, labour insurance and labour discipline of the staff and workers of the Company shall be specified in the labour contract to be entered into by the Company and each individual staff member and worker of the Company.

Article 228	The Company shall have the right to dismiss any staff and workers. Staff and workers shall enjoy the freedom to resign.

Article 229	The resignation or transfer of staff and workers who have attended special training programs of the Company shall require the approval of the general manager.

Article 230	The Company shall implement the laws and regulations of the State Council, relevant labour authorities and the Shanghai Municipal Government relating to labour protection and labour insurance for the Company’s retired and unemployed workers.

CHAPTER 19 TRADE UNION ORGANISATION

Article 231	(1) The staff and workers of the Company shall have the right to carry out trade union activities.

(2)    The Company shall in each month allocate an amount equal to two per cent. (2%) of the total amount of wages paid to the staff and workers of the Company to the trade union fund. Such fund shall be used by the trade union of the Company in accordance with the measures for the Management of Trade Union Funds formulated by the All China Federation of Trade Union.

CHAPTER 20 MERGER AND DIVISION OF THE COMPANY

Article 232	Any merger or division of the Company shall be conducted in accordance with the following procedures:

(1) the board of directors shall draft the merger or division proposal;

(2) the resolutions shall be passed at the shareholders’ general meeting in accordance with the Company Articles;

(3) all parties to the merger or division shall enter into a merger or division contract;

(4) carry out approval procedures in accordance with the law;

(5) deal with matters relating to merger and division, such as indebtedness and debtors; and

(6) cancel registrations or amend registrations.

Where the Company merges or divides, the board of directors shall take all necessary actions to protect the rights and interests of the shareholders who oppose the merger or division. Shareholders who oppose the merger or division proposal have the right to request the Company or those shareholders who agree with the merger or division proposal to acquire their shares at a fair value.

The resolution relating to merger or division shall be regarded as a specialised document and shall be made available for shareholders’ inspection. The documents shall be sent to the holders of foreign listed shares by mail.

Article 233	The merger of the Company may take the form of either merger by absorption or merger by establishment of a new company. Merger by absorption refers to a company absorbs another company and thereby the absorbed company shall be dissolved.

Merger by establishment of a new company refers to the creation of a new company by two companies or more and thereby the merging parties shall be dissolved.

In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date when the resolution relating to the merger is passed and shall publish notices in newspapers designated by the relevant regulatory authorities located at the place where the Company’s shares are listed within thirty (30) days of the date when the resolution relating to the merger is passed. A creditor may within thirty (30) days of receipt of the notice from the Company or, in the case of failure to receive such notice, within forty-five (45) days of the date of announcement, require the Company to repay its debts or to provide the corresponding guarantee for such debt.

Article 234	When the Company is divided, its assets shall be split accordingly.

In the event of a division, the parties to the division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The company shall notify its creditors within ten (10) days of the date when the resolution relating to the division is passed and shall publish notices in newspapers designated by the relevant regulatory authorities located at the place where the shares of the Company are listed within thirty (30) days of the date when the resolution relating to the division is passed.

Article 235	The assets, rights and liabilities of each party to the merger or division of the Company shall be stipulated clearly in a contract.

Pursuant to the merger of the Company, the rights and liabilities of the parties to the merger shall be assumed by the merged entity or newly formed company.

The liabilities of the Company before the division shall be jointly and severally assumed by the company after the division except to the extent that prior to the division, the Company has otherwise reached an agreement with its creditors in writing in respect of the settlement of debts.

Article 236	When the Company merges or divides and there is a change in any registered matter, the Company shall amend the registration details with the company registration authority in accordance with laws. When the Company dissolves, the Company shall cancel its registration in accordance with laws. When a new company is established, its establishment shall be registered in accordance with laws.

CHAPTER 21 TERMINATION AND LIQUIDATION OF THE COMPANY

Article 237	The Company shall be dissolved and liquidated in any of the following circumstances:

(1) the shareholders in a general meeting have decided to dissolve the Company;

(2) the Company is required to be dissolved due to merger or division;

(3) the Company cannot repay its debts when due and is declared insolvent in accordance with law;

(4) the Company has its business license revoked, is ordered to be closed down or terminated for contravention of laws and administrative regulations;

(5)    shareholders holding 10% or more of the total voting rights of the Company may apply to the People’s Court to dissolve the Company if the Company experiences extreme difficulties in respect of its operation and management, which cannot otherwise be resolved, such that if the Company continues to operate, its shareholders will suffer significant losses, and the Company would be dissolved after the People’s Court has rendered its judgment.

Article 238	If the Company is dissolved in accordance with Article 239(1), Article 239(4) and Article 239(5), a liquidation group shall be formed within fifteen (15) days and the members of the liquidation group shall be decided by ordinary resolutions of shareholders in general meetings. If a liquidation group is not set up within the specified time limit, the creditors of the Company may apply to the People’s Court to appoint designated persons to carry out the liquidation.

If the Company is dissolved in accordance with Article 239(2), the liquidation will be carried out by the parties to the merger or division in accordance with the provisions of the merger or division contract.

If the Company is dissolved in accordance with Article 239(3), the People’s Court shall organise a liquidation group in accordance with laws to carry out the liquidation. The group shall consist of shareholders, relevant authorities and relevant professional personnel.

Article 239	Where the board of directors proposes to liquidate the Company otherwise than because of a declaration of insolvency, the board shall, in the notice convening a general meeting of shareholders to consider the proposal, include a statement to the effect that, after having made a full inquiry into the affairs of the Company, the board is of the opinion that the Company will be able to pay its debts in full within 12 months after the commencement of the liquidation.

The board of directors and the general manager shall cease to function once the resolution to liquidate is passed by the shareholders in general meeting.

The liquidation group shall take instructions from the shareholders in general meeting and, not less than once each year, make a report to the shareholders of the group’s receipts and payments, the business of the Company and the progress of the liquidation and shall make a final report to shareholders on completion of the liquidation.

Article 240	The liquidation group shall within ten (10) days of its establishment send notices to creditors and within sixty (60) days of its establishment publish notices in newspapers designated by the relevant regulatory authority located at the place where the shares of the Company are listed. Creditors shall within in thirty (30) days upon receipt of such notice or, in the case of failure to receive such notice, forty-five (45) days from the notice publication date declare their creditors’ right to the liquidation group.

When declaring their creditors’ right, the creditors shall specify particulars of such creditors’ right and provide the evidential materials. The liquidation group shall register the creditors’ rights.

During the period of declaration of creditors’ right, the liquidation group shall not make repayment to the creditors.

Article 241	During the liquidation period, the liquidation group shall exercise the following powers:

(1) to deal with the assets of the Company and prepare a balance sheet and an inventory of assets;

(2) to send notices to creditors or notify them by public notice;

(3) to deal with and liquidate relevant uncompleted business matters of the Company;

(4) to settle in full all outstanding taxes and taxes incurred during the liquidation process;

(5) to deal with creditors’ rights and indebtedness;

(6) to deal with the residue assets after the Company’s debts have been paid;

(7) to represent the Company in any civil proceedings.

Article 242	After dealing with the Company’s assets and preparing a balance sheet and an inventory of assets, the liquidation group shall formulate a liquidation plan and present it to the shareholders’ general meeting or to the People’s Court authority for confirmation.

Upon first paying the liquidation fees, the Company shall make repayments out of its assets in the following order:

(1) wages, labour insurance contributions and statutory compensation of employees of the Company;

(2) outstanding tax liabilities; and

(3) bank loans, Company’s debts and other liabilities.

The Company shall subsist during the course of liquidation but shall not conduct any business activity that is not related to liquidation. No assets of the Company shall be distributed to the shareholders without having been used for making repayment in accordance with the preceding paragraphs.

The residue assets left after repaying its debts in accordance with the second paragraph of this Article shall be divided by the shareholders of the Company in accordance with the type of shares held by them and their shareholding proportion in the following order:

(1)    where there are preferences shares, the preference shareholders shall receive the face value of the preference shares; if there are insufficient funds for paying the preference shares amount, the assets will be distributed in accordance with their shareholding proportion.

(2) payment shall be divided by the ordinary shareholders in accordance with their shareholdings.

Article 243	Where the Company is liquidated upon dissolution, and the liquidation group after dealing with the assets of the Company and, preparing a balance sheet and an inventory of assets, finds that the assets of the Company is not sufficient to repay its debts, it shall apply to the People’s Court for insolvency.

After the Company is declared insolvent by the ruling of the People’s Court, the liquidation group shall transfer the liquidation matters to the People’s Court.

Article 244	After the liquidation of the Company is completed, the liquidation group shall prepare liquidation report and income and expenses statements together with financial ledgers for the liquidation period and shall submit to the shareholders’ general meeting or the People’s Court for confirmation after verification by accountants registered in the PRC.

The liquidation group shall within 30 days from the date of the confirmation by the shareholders’ general meeting or the People’s Court submit the abovementioned documents to the relevant company registration authorities for cancellation of the registration of the Company and publish a notice that the Company is terminated.

Article 245	Members of the liquidation group shall be devoted to their duties and shall perform their obligations in accordance with the law. Members of the liquidation group shall not exploit their position to accept bribes or other illegal income or misappropriate the Company’s properties.

Members of the liquidation group shall be liable for damages if their wilful default or gross negligence causes loss on the Company or its creditors.

CHAPTER 22 PROCEDURE FOR AMENDING THE ARTICLES

Article 246	The Company shall make amendments to these Articles in accordance with applicable laws, administrative regulations and the provisions of these Articles.

Article 247	The Company shall amend its articles of association in the following circumstances:

(1) where there has been a change in the Company Law or any relevant laws and regulations, and the Company Articles becomes inconsistent with the amended laws and regulations;

(2) where the circumstances of the Company change and become inconsistent with the existing articles of association;

(3) where it is resolved at the shareholders’ meeting that the articles are to be amended.

Article 248	The following amendments to the Articles shall require the approval of the relevant government authorities:

(1) change the name of the Company;

(2) change, expand or reduce the scope of the business operation of the Company;

(3) alter the share trading arrangement;

(4) increase or reduce the number of the shares issued by the Company in any class;

(5) change the class of all or part of the shares of the Company, or change all or any portion of the shares of the Company;

(6) create additional class of shares;

(7) create or cancel convertible securities;

(8) change the par value of the shares of the Company;

(9) alter any provisions of the Articles in respect of other matters which would require adoption of a special resolution of the shareholders.

When the Company reduces its capital and alters these Articles, the method to reduce capital shall be stipulated in the resolution which authorizes the alteration of the Articles.

The provisions of this Article are subject in all respects to any other provisions of these Articles.

Article 249	The following procedure shall be followed for the amendment of these Articles:

(1) the board of directors shall resolve to amend these Articles in accordance with these Articles and formulate the amendments;

(2) the shareholders shall be notified of the amendments and a shareholders’ meeting shall be convened to vote on the amendments;

(3) the amendment to these Articles shall be resolved by special resolution of the shareholders.

The board of directors shall amend these Articles pursuant to the resolutions of a shareholders’ general meeting in respect of the amendment of these Articles of Association and the examination and approval opinion of the relevant competent authorities.

Amendments to these Articles which involve the provisions of the Mandatory Provisions shall be effective after approval by the authorized company approval authority of the State Council.

Article 250	Where the amendments to these Articles involve matters requiring registration, the Company shall amend its registration with the responsible company registration authority in accordance with the applicable laws. Where the amendments to these Articles involve matters requiring disclosure by laws and regulations, the amendments shall be announced in accordance with the applicable laws.

CHAPTER 23 NOTICES

Article 251	The Company shall give notice in the following ways:

(1) personal service;

(2) by post;

(3) by way of announcement;

(4) methods as provided for in the Company Articles.

Where a notice is given by way of announcement, all relevant persons will be deemed as being served when the announcement is made.

Except as otherwise provided in these Articles, any notice, information or written statement to be given by the Company to shareholders of listed foreign shares must be served to the shareholders holding registered shares by personal service or by prepaid mail to the registered address of each shareholder of listed foreign shares.

Article 252	Where the Company serves notice by personal service, the person being served shall acknowledge receipt by signing (or affixing the seal) on the receipt. The person is deemed to be served on the date of acknowledging receipt.

Where the Company serves notice by way of announcement, the person is deemed to be served on the date the announcement is published.

Where a notice is sent by post, service of the notice shall be deemed to have been effected by properly addressing, prepaying and posting a letter containing the notice and to take effect five (5) business days after the letter containing the same is posted.

Any summons, notice, order, document, information or written statement to be served on the Company by shareholders or directors may be served by leaving it, or by sending it by registered mail addressed to the Company, at its legal address, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

Service of any summons, notice, order, document, information or written statement to be served on the Company by shareholders or directors may be proved by showing that that summons, notice, order, document, information or written statement was mailed in such time as to admit to its being delivered in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

Article 253	Meetings and resolutions passed in meetings shall not be null and void by reason of an accidental omission to notify any person who is entitled to receive notice of the meeting or if such person has not received notice of the meeting.

CHAPTER 24 RESOLUTION OF DISPUTES

Article 254	The Company shall comply with the following provisions in any dispute resolution:

(1)    For any disputes or claims arising from the rights or obligations conferred on by the Articles of Association, the Company Law and other applicable laws and administrative regulations between any holder of overseas listed foreign shares and the Company, between any holder of overseas listed foreign shares and a director, supervisor, or senior officer of the Company or between any holder of overseas listed foreign shares and holder of domestic shares, such disputes or claims shall be referred to arbitration.

When the abovementioned disputes or claims are referred to arbitration, they shall constitute the entire claims or disputes. All the persons who have the cause of action due to the same reason or the persons who are required to participate in the arbitration shall abide by the arbitration proceedings if the person is the Company, a shareholder, a director, a supervisor, or a senior officer of the Company.

Any disputes in relation to definition of shareholders or shareholders’ register may not be referred to arbitration.

(2)    The claimant may choose to arbitrate at either the China International Economic and Trade Arbitration Commission in accordance with its rules or the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party shall submit to the arbitral body elected by the claimant.

If the claimant chooses to arbitrate at the Hong Kong International Arbitration Centre, any of the parties may request for the arbitration to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong Arbitration Centre.

(3)    Unless otherwise provided by laws and administrative regulations, for any dispute or claim as mentioned in paragraph (1) above which is referred to arbitration, the governing law shall be the law of the PRC.

(4) The decision made by the arbitration body shall be final and conclusive and binding on all parties.

CHAPTER 25 SUPPLEMENTARY PROVISIONS

Article 255	These Articles were written in the Chinese language. If there is any discrepancy between any other language version or any version of the Articles of Association and these Articles, the most recent Chinese version registered with the registration authority of the Company shall prevail.

Article 256	References to “above”, “within”, “below” are inclusive; references to “less than”, “exclude”, “lower than” and “more than” are exclusive.

Article 257	In respect of the matters not covered by these Articles, they shall be proposed by the board and submitted to the shareholders in general meetings for resolution.

Article 258	The right to interpret these Articles shall be vested in the board of directors. The right to amend these Articles shall be vested in the shareholders in the general meeting.

Article 259	Where these Articles are inconsistent with the laws, regulations and requirements set out in other regulatory documents from time to time, such laws, regulations and requirements shall prevail.

Article 260	Any reference to a “firm of accountants” in these Articles shall mean “auditor” of the Company.

Any reference to “general manager” in these Article shall mean “manager” as defined under the Company Law.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

APPENDICES TO THE ARTICLES OF ASSOCIATION

Amendment History

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 18 June 2003 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 13 August 2003

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 18 June 2004 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 30 July 2004

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 28 June 2005 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 5 August 2005

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 15 June 2006 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 8 August 2006

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 12 June 2008

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 23 June 2010 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 31 August 2010

•	As adopted and amended by special resolution of shareholders at the annual general meeting of the Company held on 27 June 2012

•	As adopted and amended by special resolution of shareholders at the Second Extraordinary General Meeting of the Company held on 11 December 2013 and approved by the State-owned Assets Supervision and Administration Commission of the State Council on 26 January 2014

RULES OF PROCEDURE FOR

SHAREHOLDERS’ GENERAL MEETINGS

CHAPTER I GENERAL PROVISIONS

Article 1	These Rules are formulated in accordance with the laws and regulations and the rules and regulations governing the listed companies within and outside China, including the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Mandatory Provisions in the Articles of Association of Companies Listed Overseas, the Guidelines on the Articles of Association of Listed Companies, the Standards on Corporate Governance for Listed Companies, the Rules of Procedure for Shareholders’ General Meetings of Listed Companies and with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Articles”), in order to protect the lawful interest of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) and its shareholders, to clearly define the responsibilities and authority of the shareholders’ general meeting, to ensure the shareholders’ general meeting is conducted in a standardized, efficient and stable manner and to perform the functions and powers thereof according to law.

Article 2	These Rules shall be applicable to shareholders’ general meetings and shall have binding effect on the Company, all shareholders, proxies authorized by the shareholders, the directors, supervisors, general manager, deputy general managers, financial controller and the secretary of the board of directors of the Company and other relevant personnel who attend the shareholders’ general meeting.

Article 3	Shareholders’ general meetings can be classified as annual general meetings (hereinafter referred to as the “AGM”) and extraordinary general meetings.

Article 4	The AGM shall be convened once every year and shall be held within six months after the end of the preceding accounting year.

Article 5	For all shareholders’ general meetings convened each year, meetings other than the AGM shall be treated as extraordinary general meetings. The extraordinary general meetings shall be arranged in sequential order during the year.

Article 6	Shareholders holding different classes of shares shall be referred to as “class shareholders”.

Apart from holders of other classes of shares, holders of domestic shares and H shares shall be treated as holders of different classes of shares. In the event that the Company intends to change or abolish the rights enjoyed by the class shareholders, the said change or abolishment shall, in accordance with the Articles, be approved by a special resolution at the shareholders’ general meeting and a class meeting for the classes of shareholders shall be convened in connection therewith. No shareholders other than the classes of shareholders shall be allowed to attend such class meeting. Class meetings for the class shareholders can be classified as class meetings for holders of domestic shares and class meetings for holders of H shares.

Article 7	The board of directors of the Company shall strictly comply with the relevant requirements as provided in laws, administrative regulations, the Articles of Association and these Rules in respect of convening the shareholders’ general meeting and shall ensure that the shareholders can exercise their rights in accordance with law. The board of directors of the Company shall perform their duties earnestly and organize the shareholders’ general meeting diligently and in a timely fashion. All directors of the Company shall be diligent and responsible in duty performance so as to ensure the proper convening of the shareholders’ general meeting and its fulfillment of duties and powers in accordance with law.

Directors attending such meetings shall undertake their responsibilities in good faith and ensure that the substance of the resolutions shall be true, accurate and complete. No representation which may easily result in misinterpretation thereof shall be used.

Article 8	A shareholder who lawfully holds shares in the Company shall have the right to attend, in person or by proxy, the shareholders’ general meeting and shall enjoy various rights thereat according to the law and in accordance with these Rules, including the right to be informed, the right to speak, the right to question and the right to vote.

Shareholders and their authorized proxies shall comply with the relevant laws and regulations, the Articles and these Rules to maintain the order of the meeting conscientiously. The lawful interests of other shareholders shall not be infringed.

Article 9	The secretary of the board of directors of the Company shall be responsible for carrying out all preparatory and organization work for convening the shareholders’ general meeting.

Article 10	The shareholders’ general meeting shall be convened by adhering to the principles of cost-saving and simplicity. No additional benefits shall be granted to the shareholders (or their authorized proxies) attending such meeting.

CHAPTER II FUNCTIONS AND POWERS OF THE SHAREHOLDERS’ GENERAL MEETING

Article 11	The shareholders’ general meeting shall be the organ of authority of the Company. It may exercise the following functions and powers according to law:

(1) to determine the business objectives and investment plans of the Company;

(2) to elect and replace directors, and to determine matters relating to the remuneration of the directors;

(3) to elect and replace supervisors who are not employee representatives and to determine matters relating to remuneration of the supervisors;

(4) to consider and approve the reports of the board of directors;

(5) to consider and approve the reports of the supervisory committee;

(6) to consider and approve the Company’s plans for profit distribution and for making up losses;

(7) to consider and approve the Company’s annual budgets and the final accounts;

(8) to pass resolutions relating to the increase or reduction of the Company’s registered capital;

(9) to pass resolutions relating to matters including the merger, division, dissolution, liquidation or changing of the form of the Company;

(10) to pass resolutions on the issue of bonds of the Company;

(11) to pass resolutions on retaining or dismissing or ceasing to continue to retain the accounting firms;

(12) to amend the Articles of Association;

(13) to consider motions proposed by the board of directors, the supervisory committee and shareholders representing 3% or more of the voting right of the Company;

(14) to examine and approve matters relating to guarantees stipulated in Article 60 of the Articles;

(15)    to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(16) to examine and approve changes in the use of proceeds;

(17) to examine and approve share incentive schemes;

(18) to authorize or entrust the board of directors to handle all such matters as authorized or entrusted by it;

(19)    to resolve other matters of the Company as required to be resolved in shareholders’ general meetings in accordance with laws, administrative regulations, rules and regulations of authorized departments, and the Articles of Association and these Rules;

CHAPTER III DELEGATION OF POWERS OF THE SHAREHOLDERS’ GENERAL MEETING

Article 12	Matters which, in accordance with laws, administrative regulations, the rules and regulations of authorized departments and provisions of the Articles of Association and these Rules, fall within the scope of the authority of the shareholders’ general meeting must be examined at such meeting so as to safeguard the decision-making power of the shareholders of the Company on such matters.

Article 13	In order to ensure and enhance the stable, healthy and efficient daily operation of the Company, the shareholders’ general meeting may authorize, expressly and with restrictions, the board of directors to exercise the following functions and powers in respect of investment plans and assets disposal:

(1) Investment:

1.        The shareholders’ general meeting shall consider the medium- to long-term investment plans and the annual investment plans of the Company; it shall delegate to the board of directors the power to make an adjustment of no more than 15% on the capital expenditure amount for the current year which has been approved by the shareholders’ general meeting.

2.        For investments in individual projects (including, but not limited to, projects involving fixed assets and external equity), the shareholders’ general meeting shall examine and approve any project with an investment amount which exceeds 5% of the most recent audited net assets value of the Company; it shall delegate to the board of directors the power to examine and approve any project with an investment amount no more than 5% of the most recent audited net assets value of the Company.

3.        In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the shareholders’ general meeting shall examine and approve any such project with an investment amount which exceeds 2% of the most recent audited net assets value of the Company; it shall delegate to the board of directors the power to examine and approve any project with an investment amount of no more than 2% of the most recent audited net assets value of the Company.

(2) Transactions and asset transactions:

1.        When entering into any transaction as stated in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange”, whether or not such transaction shall be examined and approved by a shareholders’ general meeting shall be determined in accordance with the provisions of the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange”. With respect to any transaction not needed to be examined and approved by a shareholders’ general meeting, it shall be examined and approved by the board of directors or other authorized persons in accordance with the “Rules of Procedures for Board of Directors’ Meetings”.

2.        In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such transaction proposal are greater than 33% of the value of the fixed assets as shown in the balance sheets considered at the latest shareholders’ general meeting, a shareholders’ general meeting shall examine and approve such transaction. A fixed assets transaction which dispose of fixed assets at a value not greater than 33% shall be examined and approved by the board of directors.

For the purposes of these Rules, the term “transaction” of fixed assets includes transfer of certain interests in the assets but excludes using fixed assets for the provision of guarantee.

The validity of any fixed assets transaction undertaken by the Company shall not be affected by any breach of the first paragraph of this article.

3.        Any significant acquisition or disposal of material assets conducted by the Company within the period of one year with a value exceeding 30% of the latest audited total assets of the Company shall be subject to the approval by shareholders at general meetings, and the board of directors shall be authorized to consider and approve any acquisition or disposal of assets conducted by the Company within the period of one year with a value below 30% of the latest audited total assets of the Company.

(3) The following matters relating to guarantees provided by the Company to a third party shall be subject to the approval by shareholders at general meetings:

1.        any subsequent guarantee to be provided by the Company in favour of a third party when the aggregate amount of guarantees of the Company and its holding subsidiaries given in favour of third parties has already exceeded 50% of the Company’s most recently audited net asset value;

2.        any subsequent guarantee to be provided by the Company in favour of a third party, when the aggregate amount of guarantees of the Company given in favour of third parties has reached or has already exceeded 30% of the Company’s most recently audited total asset value;

3. any guarantee to be provided by the Company in favour of an entity which is subject to a gearing ratio of over 70%;

4. any single guarantee to be provided by the Company exceeding 10% of the Company most recently audited net asset value;

5. any guarantees to be provided in favour of any shareholder, de facto controllers and their connected parties.

For guarantees provided by the Company to a third party which are not subject to the approval by shareholders at general meetings, the board of directors shall be authorized to consider and approve these guarantees in accordance with the Rules of Procedure for Board of Directors’ Meetings.

(4)    In the event that any of the above investment, transaction or asset transaction constitutes a connected transaction according to the regulatory requirements of the listing venue, such matter shall be handled according to relevant regulatory requirements.

Article 14	The shareholders’ general meeting may reasonably authorize the board of directors the power to determine, to the extent permitted by the shareholders’ general meeting, any specific matters which are relevant to the matters being resolved and which are unable to be determined at the current shareholders’ general meeting, if necessary.

CHAPTER IV PROCEDURES TO CONVENE A SHAREHOLDERS’ GENERAL MEETING

Section 1 Proposing and seeking motions

Article 15	The content of the motions put forward in a shareholders’ general meeting shall fall within the scope of the duties and powers of the shareholders’ general meeting, and shall contain clear and definite items for discussion and specific matters to be resolved on, and shall comply with the relevant provisions of laws, administrative rules, the Articles of Association and these Rules.

Article 16	Motions are generally proposed by the board of directors to the shareholders’ general meeting.

Article 17	In the event that more than one-half of the independent directors propose to convene an extraordinary general meeting, such directors shall be responsible for proposing resolutions. In the event that the board of directors does not agree to convene the extraordinary general meeting, it shall disclose the relevant details of its decision.

Article 18	In the course of convening a shareholders’ general meeting, the board of directors, the supervisory committee, more than one-half of the number of independent directors or shareholders who, individually or jointly, hold more than 3% of the total voting shares of the Company shall have the right to propose a motion.

Shareholders individually or jointly holding more than 3% of the shares in the Company may propose an ex tempore motion ten days before the convening of a shareholders’ general meeting and make the motion to the convenor in writing. The convenor shall within two days after receiving the motion issue a supplemental notice of the shareholders’ general meeting to announce the content of the ex tempore motion.

In addition to the circumstances prescribed in the preceding paragraph, after giving notice of the shareholders’ general meeting, the convenor shall not amend the motions set out in the notice of the shareholders’ general meeting or add any new motion.

The shareholders’ general meeting shall not vote or resolve on any motion which is not set out in the notice of the shareholders’ general meeting or which does not comply with the provisions of Article 14 of these Rules.

Article 19	In the event that the supervisory committee proposes to convene an extraordinary general meeting, it shall be responsible to propose motions in relation thereto.

Article 20	In the event that shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company propose to convene an extraordinary general meeting, they shall be responsible to propose motions in relation thereto, regardless of whether or not the meeting is convened by the board of directors.

Article 21	Before the chairman of the board of directors issues the notice of the board of directors convening the shareholders’ general meeting, the secretary of the board of directors may seek and collect motions from shareholders who individually hold more than 3% of the total voting rights of the Company, the supervisors or independent directors and submit the same to the board of directors for consideration. Upon approval, such motions shall be treated as motions to be submitted to the shareholders’ general meeting for consideration.

Article 22	The AGM shall at least consider the following motions:

(1) the annual report of the board of directors, including the investment plan and business strategy for the coming year;

(2) the annual report of the supervisory committee;

(3) the audited final accounts of the Company for the preceding year;

(4) the Company’s plans for profit distribution and for making up losses of the preceding year;

(5) retaining, dismissing or ceasing to continue to retain an accounting firm.

Article 23	If an extraordinary general meeting or a class meeting is proposed to be convened by the supervisory committee, two or more than two shareholders who jointly hold more than 10% of the total voting shares at the proposed meeting, they may sign one copy or several copies of a written request in the same form and substance clearly specifying the topics for discussion for the meeting and at the same time submit to the board of directors a motion which complies with conditions as provided in the preceding articles of these Rules.

Article 24	A motion involving any of the following circumstances is deemed to be a change or abrogation of class rights, and the board of directors shall submit the same to a class meeting for consideration:

(1)      to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting rights, distribution rights or other privileges equal or superior to those of the shares of that class;

(2) to convert all or part of a class of shares into another class, or to convert all or part of another class of shares into that class of shares, or to grant such conversion right;

(3) to cancel or reduce the rights in respect of dividends or the cumulative dividends attached to shares of that class;

(4) to reduce or cancel preferential rights to dividends or to distribution of assets in the event that the Company is liquidated;

(5)      to add, cancel or reduce conversion rights, options, voting rights, transfer rights, pre-emptive rights arising from placement or the right to acquire securities of the Company attached to shares of that class;

(6) to cancel or reduce the rights to obtain payables in specific currencies from the Company attached to shares of that class;

(7) to create a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of that class;

(8) to restrict the transfer or ownership rights of such class of shares or impose additional restrictions thereto;

(9) to grant the right to subscribe for, or convert into, shares of such class of shares;

(10) to increase the rights and privileges of shares of another class;

(11) to conduct the proposed restructuring of the Company in such a way that may result in the holders of different classes of shares to assuming liability disproportionately;

(12) to amend or abrogate the provisions of Chapter 9, Special Procedures for Voting by a Class of Shareholders, of the Articles.

Section 2 Notice of meeting and change

Article 25	The convenor of the shareholders’ general meeting shall give notice of the shareholders’ general meeting. Convenors include the board of directors, the supervisory committee and shareholders who, individually or jointly, hold more than 10% of the total voting shares of the Company.

Article 26	The meeting convenor shall give notice of the shareholders’ general meeting 45 days before convening the shareholders’ general meeting (including the date on which the meeting is convened) to notify shareholders whose names appear in the register of shareholders of the motions proposed to be considered and the date and place of meeting.

Notice of the shareholders’ general meeting shall be given to the shareholders (whether or not having the right to vote at the shareholders’ general meeting) in person or by prepaid mail. The addresses of the recipients shall be subject to such addresses as shown in the register of shareholders. For holders of domestic shares, the notice of the shareholders’ general meeting may also be made by way of announcement.

The term “announcement” as mentioned in the preceding paragraph shall be published in one or more than one newspapers and journals as designated by China Securities Regulatory Commission (hereinafter referred to as the “CSRC”) within a period of 45 to 50 days before the shareholders’ general meeting is convened. Once an announcement is made, all holders of the domestic shares are deemed to have received the relevant notice of the shareholders’ general meeting.

In the event that the Company fails to give notice of the shareholders’ general meeting as scheduled such that the shareholders’ general meeting fails to convene for any reasons within six months since the end of the preceding accounting year, it shall promptly report the same to the stock exchange(s) on which the Company’s shares are listed to explain the reasons therefore and make an announcement relating thereto.

Article 27	The notice of the meeting of the class shareholders shall only be served to such shareholders who have the right to vote in the meeting of the class shareholders.

Article 28	The notice of the shareholders’ general meeting shall meet the following requirements:

(1) be made in writing;

(2) specify the place, date, time, and duration for the meeting;

(3)      set out the matters and motions to be considered in the meeting and disclose, in full, the content of all the motions being proposed. If it is necessary to change any resolutions of the preceding shareholders’ general meeting, the content of the motion proposed related thereto shall be complete, and not merely list out the content of the changes; for anymatter which is incorporated in “any other business but the content of which has not been specified, it shall not be treated as a motion and no voting shall be conducted in respect of such matter at the shareholders’ general meeting;

(4)      provide the shareholders such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where the Company proposes to merge with the other, repurchase its shares, restructuring its share capital or undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained;

(5)      if matters relating to election of directors and supervisors are proposed to be discussed at a general meeting of shareholders, detailed information concerning the candidates shall be fully disclosed in the notice of the general meeting, which shall at least include the following:

1. personal information relating to the candidates, including educational background, work experience and all other positions undertaken on a part-time basis;

2. whether the candidates are connected with the Company, its controlling shareholders or de facto controllers;

3. disclosing the candidates’ shareholdings in the Company;

4. whether the candidates have been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange.

Except where directors are to be elected through cumulative voting, each candidate for the position of supervisor or director shall be named by way of an individual motion.

(6)      contain a disclosure of the nature and extent of the material interests of any director, supervisor, senior officer in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class;

(7) contain the full text of any special resolution to be proposed and approved at the meeting;

(8)      contain a clear statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies to attend and vote at the meeting on its behalf and that such proxies need not be shareholders;

(9) state the shareholding record date for shareholders who have the right to attend the shareholders’ general meeting;

(10) state the date and place to serve a proxy form to appoint a proxy to vote in the meeting;

(11) state the names and contact numbers of the contact persons in connection with the meeting.

Article 29	In respect of a proposal made by an independent director for convening an extraordinary general meeting, the board of directors shall, in accordance with the provisions of laws, administrative regulations and these Articles, give a feedback in writing on whether it agrees or disagrees to the convening of an extraordinary general meeting within ten days after receiving the proposal.

If the board of directors agrees to the convening of an extraordinary general meeting, the board of directors shall give notice of the shareholders’ general meeting within five days after its adoption of the relevant resolution. If the board of directors does not agree to the convening of an extraordinary general meeting, the board of directors shall assign and announce reasons for its decision.

Article 30	The supervisory committee shall have the right to propose to the board of directors that an extraordinary general meeting be convened, and shall make the proposal in writing. The board of directors shall, in accordance with the provisions of laws, administrative regulations and these Articles, give a feedback in writing on whether it agrees or disagrees to the convening of an extraordinary general meeting within ten days after receiving the proposal.

If the board of directors agrees to the convening of an extraordinary general meeting, the board of directors shall give notice of the shareholders’ general meeting within five days after its adoption of the relevant resolution. Any change to be made to the original proposal and set out in the notice shall have the consent of the supervisory committee.

If the board of directors does not agree to the convening of an extraordinary general meeting, or the board of directors does not give a feedback within ten days after receiving the proposal, the board of directors shall be deemed to have been unable to or to have failed to perform its duty to convene a shareholders’ general meeting, and the supervisory committee may convene and chair the meeting on its own.

Article 31	Shareholders individually or jointly holding more than 10% of the shares in the Company shall have the right to request the board of directors to convene an extraordinary general meeting, and shall make the request in writing. The board of directors shall, in accordance with the provisions of laws, administrative regulations and these Articles, give a feedback in writing on whether it agrees or disagrees to the convening of an extraordinary general meeting within ten days after receiving the proposal.

If the board of directors agrees to the convening of an extraordinary general meeting, the board of directors shall give notice of the shareholders’ general meeting within five days after its adoption of the relevant resolution. Any change to be made to the original proposal and set out in the notice shall have the consent of the shareholders concerned.

If the board of directors does not agree to the convening of an extraordinary general meeting, or the board of directors does not give a feedback within ten days after receiving the proposal, shareholders individually or jointly holding more than 10% of the share in the Company shall have the right to request the supervisory committee to convene an extraordinary general meeting, and shall make the request to the supervisory committee in writing.

If the supervisory committee agrees to the convening of an extraordinary general meeting, the supervisory committee shall give notice of the shareholders’ general meeting within five days after receiving the request. Any change to be made to the original proposal and set out in the notice shall have the consent of the shareholders concerned.

If the supervisory committee fails to give notice of the shareholders’ general meeting within the prescribed time limit, the supervisory committee shall be deemed to have failed to convene and chair a shareholders’ general meeting, and shareholders individually or jointly holding more than 10% of the share in the Company for 90 consecutive days may convene and chair the meeting on their own.

Article 32	If the supervisory committee or shareholders decides to convene a shareholders’ general meeting on their own, the supervisory committee or shareholders shall notify the board of directors in writing and shall at the same time file a report to the local office of the China Securities Regulatory Commission and the securities exchange of the place where the Company is located for the record.

Before the resolution of the shareholders’ general meeting is announced, the shareholders’ proportion of the convening shareholders shall not be lower than 10%.

The convening shareholders shall, at the time of giving notice of the shareholders’ general meeting and announcing the resolutions of the shareholders’ general meeting, submit the relevant supporting material to the local office of the China Securities Regulatory Commission and the securities exchange of the place where the Company is located.

Article 33	The board of directors or the secretary of the board of directors shall facilitate the shareholders’ general meeting convened by the supervisory committee or shareholders on their own. The board of directors shall provide the shareholder register as at the ex-rights date.

Article 34	The cost which is necessarily incurred for a meeting convened by the supervisory committee or shareholders on their own shall be borne by the Company.

Article 35	Shareholders who intend to attend the shareholders’ general meeting shall serve a written reply on attending the meeting to the Company 20 days before the meeting is convened.

The Company shall calculate the number of voting shares represented by the shareholders who intend to attend the meeting based on the written replies it has received 20 days before convening the shareholders’ general meeting. In the event that the number of voting shares represented by the shareholders who intend to attend the meeting is more than one-half of the total number of the voting shares of the Company, the Company may convene the shareholders’ general meeting; if not, the Company shall, within 5 days, notify the shareholders again of the matters to be considered at, and the place and date for, the meeting by way of public announcement. The Company may convene the shareholders’ general meeting after such announcement.

Article 36	After the meeting convenor gives notice of the shareholders’ general meeting, the shareholders’ general meeting shall not be deferred or cancelled without cause, and motions set out in the notice shall not be cancelled. In the event that the shareholders’ general meeting is required to deferred or cancelled, the meeting convenor shall make an announcement stating the reasons at least two working days before the date originally scheduled for convening the shareholders’ general meeting.

Article 37	Notwithstanding a delay of the shareholders’ general meeting of the Company, the shareholding record date, as set out in the original notice, for the shareholders who have the right to attend the shareholders’ general meeting shall not be changed.

Article 38	The Company shall, in accordance with the requirements stipulated by the Shanghai Stock Exchange, post all information relating to the shareholders’ general meeting on the website of the Shanghai Stock Exchange at least 5 working days before convening such meeting.

Section 3 Registration of the meeting

Article 39	Shareholders may attend the shareholders’ general meeting in person or appoint a proxy to attend and vote on their behalf. Directors, supervisors, secretary of the board of directors and the PRC legal counsel retained by the Company shall attend such meeting. The general manager and other senior officers of the Company shall attend such meetings as participants. Other persons being invited by the board of directors may also attend such meeting.

In order to ensure the solemnity and proper order of the shareholders’ general meeting, the Company shall have the right to refuse persons other than those as set out in the preceding paragraph entry into the meeting venue.

Article 40	The Company shall be responsible for preparing a shareholder attendance register for shareholders who physically attend an on-site shareholders’ general meeting, which shall be signed by the shareholders who physically attend the on-site meeting or by the proxies of such shareholders. The shareholder attendance register for the on-site meeting shall contain the names of the people (and/or the entity) who (or which) attend the meeting, their identity card numbers, residential addresses, information to confirm the identity of the each of the shareholders (such as the shareholder’s account number), the number of voting shares held or represented, the name of the persons (or the names of the entities) which are represented by proxy, and so forth.

Article 41	In addition to what is stated in the preceding article, matters which shall be registered in respect of attendance at the shareholders’ general meeting by the shareholders or their proxies include:

(1) confirmation of the identities of the shareholders or their proxies;

(2) requests to speak together with a description of the content of the speeches, if any;

(3) numbers of votes which the shareholders or their proxies may cast in accordance with the number of shares they hold/represent;

(4) new motions, if any.

Article 42	If a natural person shareholder attends the meeting in person, he shall present his identity card and provide materials that enable the Company to confirm his status as a shareholder; if he appoints a proxy to attend the meeting, such proxy shall present his identity card, the proxy form signed by the principal, and provide materials that enable the Company to confirm the principal’s status as a shareholder.

Article 43	A legal person shareholder shall attend the meeting via its legal representative or a proxy authorized by the legal representative/board of directors/other decision-making authority. In the event of attending the meeting via its legal representative, he shall present his identity card, valid proof evidencing his qualification as legal representative, and provide materials that enable the Company to confirm its status as a legal person shareholder. In the event of attending the meeting via a proxy authorized by the shareholder, such proxy shall present his identity card, a written proxy form issued according to law by the legal representative/board of directors/other decision-making authority of the principal or a notarised copy of the authorization resolved by the board of directors or other competent authority of the legal person shareholder, and provide materials that enable the Company to confirm its status as a legal person shareholder.

Article 44	Shareholders shall appoint their proxies in writing. The content of such written proxy form shall state the following:

(1) the name of the proxy;

(2) the number of shares represented by the relevant proxy on behalf of the principal;

(3) whether or not the proxy has the right to vote;

(4) instruction to vote “for” or “against” in respect of each matter on the agenda of the shareholders’ general meeting;

(5) the date of signing and the term for such proxy form;

(6)    signature (or seal) of the principal or its proxy who is appointed in writing and, where the principal is a legal person, the official stamp of such legal person or the signature of its director or its duly appointed agent.

The proxy form shall expressly state that the proxy entrusted by the shareholders may cast vote at its own discretion in the absence of any specific instruction from the shareholder.

Article 45	The proxy form shall be lodged at the place of domicile or such place as specified in the notice of convening the meeting at least 24 hours before convening the meeting for which votes will be cast under the proxy form or 24 hours before the specified voting time. In the event that such proxy form is caused to be signed under an power of attorney issued by the principal, such power of attorney or other authorization documents related thereto shall be notarised. The notarised power of attorney and authorization documents together with the proxy form shall be lodged at place of domicile or other place as specified in the notice of convening the meeting.

Article 46	Shareholders attending the shareholders’ general meeting shall be registered. The following documents shall be provided respectively for the purposes shareholders’ registration at the meeting:

(1)    Natural person shareholders: their identity cards or other valid certification or evidence or share account cards which can show their identities shall be presented; in case of attending the meeting by proxies, such proxies shall present their identity cards, the proxy forms issued by the shareholders, and provide materials that enable the Company to confirm the principal’s status as a shareholder.

(2)    Legal person shareholders: in the case of authorized representatives attending the meeting, such authorized representatives shall present their identity cards together with the valid proofs evidencing their qualification to act as legal representatives, and shall provide materials that enable the Company to confirm their identities as legal person shareholders; in the case of attending the meeting by proxies, such proxies shall present their identity cards, proxy forms issued by the legal representatives of the legal person shareholders according to law or notarised copies of the authorization resolved by the board of directors or other decision-making bodies of the legal person shareholders, and shall provide materials that enable the Company to confirm their identities as legal person shareholder.

Article 47	The convenor and the legal advisers retained by the Company shall jointly verify the eligibility of the shareholders to vote based on the Company’s shareholder register provided by the securities registration and clearing authority and shall register the name of the shareholders together with the numbers of voting shares in their possession. Registration shall come to a close before the chairman of the meeting announces the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote.

Article 48	Prior to voting, the chairman of the meeting shall announce the number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote. The number of shareholders and proxies physically present at the meeting as well as the total number of voting shares represented by the shareholders who are entitled to vote shall be determined in accordance with the Company’s shareholder register.

Article 49	In the event that a shareholder or its proxy requests to speak at the shareholders’ general meeting, it shall register with the Company before convening the shareholders’ general meeting. The number of persons registered to speak at the meeting shall be limited to 10. In the event that there are more than 10 speakers, the first ten shareholders with the largest shareholdings shall have the right to speak. The priority to speak shall be arranged according to the shareholdings in such a way that shareholder with the largest shareholding shall have the first priority.

Section 4 Convening the meeting

Article 50	The location for holding a general meeting of the Company shall be in Shanghai, Shenzhen or Hong Kong and the exact location shall be specified in the notice of general meeting.

The Company shall, on the premise of ensuring the lawfulness and validity of the general meeting, expand the proportion of social public shareholders participating in the general meeting, through various methods or channels including the provision of up-to-date information technology measures such as online voting platforms.

Article 51	The chairman of the board of directors shall preside over the shareholders’ general meeting. If the chairman of the board of directors is unable to or does not perform duties for some reason, the meeting shall be presided over by the vice-chairman (If the Company has two or more vice-chairmen, the meeting shall be presided over by the vice-chairman jointly elected by more than half of the directors.). If the vice-chairman is unable to or does not perform duties, the meeting shall be presided over by a director jointly elected by more than half of the directors.

A shareholders’ general meeting convened by the supervisory committee on its own shall be presided over by the chairman of the Supervisory Committee. If the chairman of the Supervisory Committee is unable or fails to perform duties, the meeting shall be presided over by a supervisor jointly elected by more than half of the supervisors.

A shareholders’ general meeting convened by the shareholders on their own shall be presided over by a representative elected by the convenors.

When a shareholders’ general meeting is convened, if the chairman of the meeting contravenes the rules of procedure and the shareholders’ general meeting cannot proceed as a result, upon the consent of more than half of the shareholders who physically attend the shareholders’ general meeting and having voting right, the shareholders’ general meeting may elect one person to preside over and proceed with the meeting.

Article 52	The chairman of the meeting may, being aware that all persons attending the meeting are in compliance with the legal requirements and that the registration of shareholders’ request to speak are completed, declare the opening of the meeting at the time as scheduled in the notice, or at a later time in the event of any of the following circumstances:

(1) when the equipment placed at the meeting venue is out of order such that the meeting cannot proceed as usual;

(2) when any matters of material importance take place affecting the normal proceeding of the meeting.

Article 53	After the chairman of the meeting has declared the meeting officially open, he shall first announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Thereafter, he shall read out the agenda as set out in the notice and inquire whether or not the shareholders attending the meeting have any objection to the voting order for the motions.

Article 54	After the chairman of the meeting finishes his inquiries on the meeting agenda, he may start to read the motions or entrust a person to read them out and, when necessary, make an explanation on the motions in accordance with the following requirements:

(1) in the event that the motion is proposed by the board of directors, the chairman of the board of directors or other persons entrusted by him shall make an explanation in relation thereto;

(2)    in the event that the motion is proposed by the supervisory committee or shareholders who, individually or jointly, hold more than 3% of the total voting shares of the Company, the said person or its legal representative or a proxy who is lawfully and validly authorized by a shareholder shall give an explanation in relation thereto.

Article 55	Motions which are included on the meeting agenda shall be considered before voting. Each motion shall be given a reasonable time for discussion during the shareholders’ general meeting. The chairman of the meeting shall orally inquire whether shareholders attending the meeting have finished considering such motions. In the event that the shareholders attending the meeting have no objection in connection therewith, consideration of the motions shall be deemed completed.

Article 56	No shareholder shall speak more than twice without the consent from the chairman of the meeting. He may not speak for more than 5 minutes for the first time and 3 minutes for the second time.

A shareholder requesting to speak shall not interrupt a person from presenting his report or interrupt other shareholders from making their speech.

Article 57	Shareholders may query the Company during the shareholders’ general meeting. The chairman of the meeting shall direct the directors, supervisors or senior officers to respond to or provide explanations in connection with queries raised by shareholders, except questions relating to the commercial secrets of the Company which shall not be disclosed during the shareholders’ general meeting.

At the annual general meeting of shareholders, the board of directors and the supervisory committee shall report on their work for the previous year. Each of the independent directors shall also report on their work.

The external audit firm shall attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditor independence.

Article 58	The board of directors of the Company together with other convenors shall adopt necessary measures to maintain the normal order of the general meeting of shareholders. Measures shall be taken to stop any act which interferes with or causes nuisance at a general meeting and any act which infringes the lawful interests of the shareholders. Timely report of these acts shall be made to the relevant authority for investigation.

Section 5 Voting and resolutions

Article 59	Shareholders’ general meetings shall pass resolutions on specific motions.

Article 60	Matters not covered in the notice of a shareholders’ general meeting shall not be resolved upon at the meeting. In the course of considering the content of the motions as set out in the notice of a shareholders’ general meeting, no alteration shall be made to the content of the motions. If any alteration is made, the alteration shall be deemed to be a new motion which shall not be voted upon at the shareholders’ general meeting.

Except in the case of the cumulative voting system, the shareholders’ general meeting shall vote on all motions that are put on the agenda one-by-one. Except in the case of force majeure or other special reasons which lead to suspension of the shareholders’ general meeting or its failure to adopt a resolution, voting on the same shall neither be put on hold nor be refused for any reason. In the event that different motions are proposed for the same matters, voting on such motions shall be conducted based on the order of the time of proposing such motions to the shareholders’ general meeting.

Article 61	The chairman of the meeting is obliged to demand a poll on the motions at the shareholders’ general meeting (by open ballot). Unless a poll is demanded by the chairman of the shareholders’ general meeting, at least 2 shareholders or proxies having the right to vote, or one or more shareholders (including the proxies thereof) individually or jointly holding more than 10% of the total voting shares of the Company, voting in the shareholders’ general meeting shall be conducted by a show of hands.

Each shareholder or its proxy shall exercise its voting right on the basis of the number of the voting shares represented. Except for voting on the motions in connection with the election of directors, which shall be conducted by way of cumulative voting, in accordance with the Articles, each share shall have the right to one vote.

Article 62	Each vote can only be exercised once either physically at a meeting, via internet or through other permitted means. If the same vote is exercised more than once, only the first vote will be accounted for.

Shareholders of the Company or their proxies who cast their votes via internet or through other permitted means shall have the right to monitor the voting results by the corresponding voting platform.

Article 63	The cumulative voting method shall be adopted for voting on motions in connection with the election of directors at the shareholders’ general meeting in accordance with the Articles. The main contents of the cumulative voting system are as follows:

(1) The cumulative voting method must be adopted where the number of directors to be elected are more than two;

(2) When the cumulative voting method is adopted, each of the shares held by a shareholder shall carry the same voting right as to the number of directors to be elected;

(3)    The notice of the shareholders’ general meeting shall notify shareholders of the adoption of the cumulative voting method for electing directors. The meeting convenor must prepare such ballot papers as are suitable for carrying out the cumulative voting method and specify and explain, in writing, the method for casting cumulative votes, completing the ballot paper and calculating the votes;

(4)    When voting on directors candidates at a shareholders’ general meeting, a shareholder may exercise his voting right by spreading his votes evenly and for each of the directors candidates casting the number of votes corresponding to the number of shares he holds; or he may exercise the voting rights in a way to concentrate his votes on a particular director candidate by casting the total number of votes carried by all of his shares while the number of voting rights carried by each of his shares is the same as the number of directors to be elected; or he may spread his votes over several candidates and cast for each of them part of the total number of votes carried by the shares he holds while the number of voting rights carried by each of his shares is the same as the number of directors to be elected;

(5)    Once a shareholder exercises his voting right by focusing his votes on one director or several directors while the number of voting rights carried by each of his shares is the same as the number of directors to be elected, he shall have no right to vote on other directors’ candidates;

(6)    In the event that the total number of the votes cast by a shareholder on one or several directors exceeds the voting right represented by total number of shares he holds, the votes cast by such shareholder shall be invalid and he is deemed to abstain from voting; in the event that the total number of the votes cast by a shareholder on one or several directors is less than the voting rights represented by the total number of shares he held, the votes cast by such shareholder shall still be valid and the voting rights attached to the shortfall between the votes actually cast and the votes which such shareholder is entitled to cast shall be deemed to have been waived by him;

(7)    In the event that the number of affirmative votes received by a director candidate exceeds one-half of the total number of shares with voting rights represented by the shareholders attending the shareholders’ general meeting (on the basis of the total number of shares if cumulative voting is not adopted) and the number of affirmative votes exceeds the number of opposing votes, such candidate shall be the elected candidate. In the event that the number of the elected candidates exceeds the number of directors required to be elected in the shareholders’ general meeting, the candidate who wins the largest number of affirmative votes shall be the elected candidate (provided that in cases where elected candidates receiving affirmative votes win the same number of affirmative votes such that the number of candidates elected would exceed the number of directors required to be elected, then such candidates shall be treated as having not been elected); in the event that the number of elected candidates is less than the number of directors required to be elected, a new round of voting shall be held for the remaining vacancies until the election of all the directors required to be elected is completed;

(8)    Where the general meeting holds a new round of election for directors in accordance with the requirements set out in paragraph (7) above, the cumulative votes of the shareholders shall be re-calculated based on the number of directors elected in each round of election.

(9) Independent directors and other members of the board of directors shall be elected separately.

Article 64	In considering the motions in connection with the election of directors or supervisors at a shareholders’ general meeting, voting shall be conducted on each of the candidates for director or supervisor one by one.

Article 65	Resolutions of the shareholders’ general meeting shall be classified as ordinary resolutions and special resolutions.

(1) Ordinary resolutions

1.      An ordinary resolution at a shareholders’ general meeting shall be passed by votes representing the majority of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting.

2. The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

(i) working reports of the board of directors and the supervisory committee;

(ii) plans for profit distribution and plans for making up losses prepared by the board of directors;

(iii)  matters relating to methods of appointment and removal of the members of the board of directors, members of the supervisory committee who are not employee representatives, and the remuneration, payment methods and liability insurance of all directors and supervisors;

(iv) the annual budget, balance sheet, profit and loss statements and other financial statements of the Company;

(v) annual reports of the Company;

(vi) matters other than those required by law, administrative regulations or the Articles of Association and these Rules to be adopted by special resolutions.

(2) Special resolutions

1.      A special resolution at a shareholders’ general meeting shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting.

2. The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(i) an increase of reduction of the share capital of the Company and the issue of any class of shares, warrants and other similar securities;

(ii) issuance of corporate bonds;

(iii) division, merger, dissolution, liquidation or change of the form of the Company;

(iv) amendment to the Articles of Association;

(v)    the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company;

(vi) share incentive schemes; and

(vii) any other matter which is necessary to be adopted by way of a special resolution, as stipulated by laws, administrative regulations or the Articles of Association, or considered at a shareholders’ general meeting by way of an ordinary resolution as having a material impact on the Company.

Article 66	Affected class shareholders shall have the right to vote on matters involving sub-paragraphs (2) to (8) and (11) to (12) of Article 24 hereof, regardless of whether or not they originally have the right to vote at the class meeting for class shareholders; provided that interested shareholders shall not have any right to vote at the class meeting for the class shareholders.

The term “interested shareholders” mentioned in the preceding paragraph shall mean:

(1)    In the event that the Company repurchases its own shares by way of a general offer to all shareholders in proportion to their respective shareholdings or through a public dealing on a stock exchange in accordance with Article 30 of the Articles, “interested shareholders” means such controlling shareholders as defined in Article 57 of the Articles;

(2)    In the event that the Company repurchases its own shares by an off-market agreement in accordance with Article 30 of the Articles, “interested shareholders” means the shareholders to whom such agreement relates;

(3)    Under the proposed restructuring of a Company, “interested shareholders” means the shareholders who assume the liability thereof in a proportion less than that assumed by other holders of the same class of shares or who have a different interest to other holders of the same class of shares.

Article 67	A resolution of the class shareholders at a class meeting shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders attending the class meeting in accordance with the preceding article.

The special procedures for voting by class shareholders shall not apply to the following circumstances: where upon approval by a special resolution at a shareholders’ general meeting, the Company issues, either separately or simultaneously, once every 12 months domestic shares and overseas-listed foreign-invested shares not exceeding 20% of their respective issued and outstanding shares.

Article 68	In the course of considering matters relating to the connected transactions at a shareholders’ general meeting, the connected shareholders shall abstain from voting. The voting rights represented by the number of shares of such shareholders shall be excluded from the total number of valid votes. The voting result of the non-connected shareholders shall be fully disclosed in the announcement of the resolution of the shareholders’ general meeting.

Article 69	Shareholders present at the shareholders’ general meeting shall express one of the following opinions on the motion put forward for voting: “for”, “against”, or “abstention”.

Shareholders shall, as required, carefully complete the ballot papers and put such ballot papers into a ballot box. Any ballot paper which is left blank or is not duly completed or the handwriting thereon is found to be illegible or which is not cast shall deemed to be an abstention of voting by the voter and the votes represented thereon shall not be counted in the total number of valid votes.

Article 70	Before a vote was taken on a motion at the shareholders’ general meeting, two representatives of the shareholders shall be nominated to participate in the counting of votes as well as scrutinizing the counting process. If a shareholder is interested in the matter under consideration, the relevant shareholder and his proxies shall not participate in the counting of votes or scrutinize the counting process.

At the time of a vote was taken on a motion by voting at the shareholders’ general meeting, legal advisers, representatives of shareholders and representatives of supervisors shall jointly be responsible for the counting of votes as well as scrutinizing the counting process. They shall announce the voting results to the meeting. The voting results in connection with the resolution shall be recorded in the minutes.

Shareholders of the Company who vote via a network or other means, or the proxies of such shareholders, shall have the right to check their own voting results through a corresponding voting system.

Where the votes for and against a resolution are equal, the chairman of the meeting shall be entitled to a casting vote.

Article 71	The chairman of the meeting shall be responsible for deciding whether or not a resolution is passed by the shareholders’ general meeting according to the results of the vote counting as confirmed by legal advisers, representatives of shareholders and representatives of supervisors. The chairman’s decision shall be final and shall be announced at the meeting and recorded in the minutes.

Article 72	Minutes of a general meeting of shareholders shall be kept. Minutes of general meetings should set out the following:

(1) the date and venue for convening the meeting, meeting agenda and the name of the convenor;

(2) the name of the chairman of the meeting as well as those of the directors, supervisors and senior officers who attend the meeting as attendees and non-voting attendees;

(3)    the number of shareholders and proxies attending the meeting, the total number of voting shares represented by the shareholders who are entitled to vote; the proportion of the number of voting shares represented by the shareholders who are entitled to vote out of the total number of shares of the Company;

(4) a description of the considerations taken for each motion, the main points put forward by each speaker relating thereto and the voting results thereof;

(5) details of queries and recommendations of the shareholders and the corresponding response or explanation in relation thereto;

(6) the names of the legal advisers and persons responsible for counting the votes and for supervising the counting process;

(7) other contents which should be recorded in the minutes as provided for in the Articles of Association.

The convenor shall ensure that the content of the minutes shall be true, accurate and complete. Minutes shall be signed by attendees of the meeting, including the directors, supervisors, secretary of the board of directors, convenor or its representative and the chairman of the meeting. Minutes shall together with the register relating to shareholders present at the meeting in person and by proxy by way of issuing a proxy form or via internet or other permitted means, be kept by the Company at the Company address for an indefinite period of time.

Article 73	A general meeting of shareholders shall not be declared closed for shareholders who attend in person at a time earlier than for those shareholders who attend via internet or other permitted means. The chairman of the meeting shall announce to the meeting the voting details and results of each motion and shall declare whether or not a motion is adopted on the basis of the relevant voting results.

Prior to announcing the voting results, all those who are involved in the meeting whether in person or via internet or other permitted means, including any companies, persons responsible for counting the votes, persons responsible for supervising the counting process, internet service providers and other relevant parties shall have the obligation to keep matters related to voting confidential.

Article 74	The board of directors of the Company shall retain, according to law, legal advisers to attend the shareholders’ general meeting and to advise the Company on the following issues which shall be incorporated into the shareholders’ resolutions for announcement purposes:

(1) whether the procedures for convening and holding the shareholders’ general meeting comply with the requirements of the laws and regulations, the Articles and these Rules;

(2) whether attendees or the convenor of a general meeting meet the requisite legal requirements;

(3) whether the voting procedures for and the voting results of the general meeting are lawful and valid;

(4) issuance of any legal opinions on other relevant issues at the request of the Company.

For an extraordinary general meeting chaired by the proposing shareholder, such proposing shareholder shall, according to law, retain a lawyer to issue the attested legal opinion as provided in the preceding paragraphs. The procedures for convening the said meeting shall also comply with the relevant requirements of the laws and regulations and these Rules.

Section 6 Adjournment of meeting

Article 75	The board of directors of the Company shall ensure that the shareholders’ general meeting is held continuously within a reasonable office hours until reaching the final resolutions.

Article 76	If, in the course of the meeting, disputes arising out of the identity of any shareholder or the results of the calculation of the votes and so on cannot be resolved on site in such a way that the order of the meeting is affected and the meeting cannot proceed as usual, the chairman shall declare an adjournment of the meeting.

If the foregoing circumstances cease to exist, the chairman of the meeting shall notify the shareholders of the resumption of the meeting as soon as possible.

Article 77	In the event that the shareholders’ general meeting has been adjourned due to an event of force majeure or other special reasons such that the meeting has to be suspended or fails to reach any resolution, the convenor shall take necessary measures to resume the shareholders’ general meeting as soon as possible or directly terminate the shareholders’ general meeting. The convenor shall also make a report to the China Securities Regulatory Commission Shanghai Securities Regulatory Bureau and the stock exchange.

Section 7 Post-meeting issues and announcement

Article 78	The secretary of the board of directors shall be responsible for submitting the relevant materials including minutes and resolutions to the relevant regulatory authorities and making an announcement in the designated media in accordance with the relevant laws and regulations and as required by China Securities Regulatory Commission and the stock exchanges upon which the shares of the Company are listed.

Article 79	The number of shareholders (or their authorized proxies) attending the meeting, the total number of the voting shares held by such shareholders (or represented by such proxies) and the proportion of such shares to the total number of voting shares of the Company, the voting method and the results of the polls for every motion shall be stated clearly in the announcement of the resolutions of the shareholders’ general meeting. For resolutions of a motion proposed by a shareholder, the name and the shareholding of the proposing shareholder together with the contents of the motion shall be specified.

Article 80	In the event that a motion in connection with the meeting has not been adopted or the resolutions of the preceding shareholders’ general meeting have been changed at the current shareholders’ general meeting, the board of directors shall state the same in the announcement of the resolutions of the shareholders’ general meeting.

The announcement of the resolutions of the shareholders’ general meeting shall be published in the designated newspapers and on the Company’s website.

Article 81	The secretary of the board of directors shall be responsible for keeping written materials, including the register of the attendees of the meeting, the proxy forms, statistical information relating to the voting, legal opinion issued by the lawyer, announcement of resolutions and etc.

Article 82	If a motion in respect of the distribution of cash or bonus shares, or in connection with the capital increase by conversion from common reserve funds, is adopted at a general meeting of shareholders, the Company shall implement such distribution within two months of the relevant general meeting.

CHAPTER V SUPPLEMENTARY PROVISIONS

Article 83	These rules shall become effective after being adopted by the shareholders’ general meeting.

Article 84	Any modification to these Rules shall be made by way of amendments proposed by the board of directors and submitted to the shareholders’ general meeting for approval.

Article 85	The board of directors shall be responsible for the interpretation of these Rules.

Article 86	In the event that any matter not covered herein contradicts the requirements of the law, administrative regulations or other relevant regulatory documents as promulgated from time to time, such laws, administrative regulations or other relevant regulatory documents shall prevail.

RULES OF PROCEDURE FOR

BOARD OF DIRECTORS’ MEETINGS

CHAPTER I GENERAL PROVISIONS

Article 1	In order to ensure that the board of directors (hereinafter referred to as the “Board “) of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) fulfils the duties and responsibilities conferred by the shareholders as a whole and is able to carry out discussions efficiently and make resolutions in a scientific, prompt and prudential manner and in order to standardize the operating procedures of the Board, these Rules are formulated in accordance with the laws, rules and regulations governing the listed companies within and outside China, including Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Mandatory Provisions for Articles of Association of Companies Listed Overseas, the Guidelines on the Articles of Association of Listed Companies, the Standards on Corporate Governance for Listed Companies and the Articles of Association of the Company (hereinafter referred to as the “Articles”).

CHAPTER II COMPOSITION OF THE BOARD OF DIRECTORS AND ITS SUBORDINATE OFFICES

Article 2	The Board shall consist of 11-15 directors, including one chairman and one to two vice-chairmen.

The Board shall appoint one or more directors as executive directors. The executive directors committee shall handle the matters as delegated to them by the Board.

Article 3	The Board shall establish audit, nomination, remuneration and appraisal, and other special committees. These special committees shall consider specific matters and give their opinions and proposals for the Board’s reference when the Board makes decisions.

Any of these special committees shall comprise directors only and the majority of their members shall be independent directors. The members of the audit committee shall be selected from non-executive directors and the majority of them shall be independent directors, at least one of which shall be an accounting professional.

Each specialist committee shall have the following basic responsibilities:

(1) Major responsibilities of the audit committee are:

(i) to propose the appointment or replacement of an external audit firm and to oversee the work of the external audit firm;

(ii) to oversee the Company’s internal audit policy and the implementation thereof;

(iii) to be in charge of the communications between the Company’s internal and external auditors;

(iv) to review the Company’s financial reports and the disclosure thereof;

(v) to review the Company’s internal control system and submit to the board an annual self-assessment report on the Company’s internal control;

(vi) to review the major connected transactions;

(vii)    to review the arrangements made by the Company for the concerns raised by employees in confidence about improprieties in financial reporting, internal control or other matters, and to ensure that the Company will conduct a fair and independent investigation of these matters and take appropriate follow-up action; and

(viii) to perform other duties and powers as assigned by the board.

(2) Major responsibilities of the remuneration and appraisal committee are:

(i)     to formulate a remuneration policy and an implementation scheme according to the main terms of reference, duties and significance of the management positions of the directors and officers, as well as on the basis of the pay levels for the relevant positions at other relevant companies;

(ii)    to carry out the remuneration policy and the implementation scheme, which primarily comprise performance appraisal standards and procedures, a main evaluation mechanism, award and penalty regimes and standards, etc.;

(iii) to review and approve the remuneration proposals for the management with reference to the Company’s business goals and objectives set by the board;

(iv) to review the performance of duties by the directors and officers of the Company and to conduct annual performance appraisals thereof;

(v)    to review and approve compensation payable to executive directors and officers of the Company for any loss or termination of office, or compensation arrangements in connection with the dismissal or removal of directors of the Company for misconduct to ensure that such compensation or compensation arrangements are consistent with contractual terms or are otherwise fair and not excessive;

(vi) to ensure that no director or any of his directly interested parties thereof is involved in deciding his own remuneration; and

(vii) to perform other duties and powers as assigned by the board.

(3) Major responsibilities of the nomination committee are:

(i) to examine the criteria, procedures and methods for the selection of directors and officers and to su-b2m5it- the same to the board for consideration;

(ii)    to review the structure, size and composition of the board (including the skills, knowledge and experience) at least annually and to make recommendations on any proposed changes to the board to complement the Company’s corporate strategies;

(4) Major responsibilities of the nomination committee are:

(i) to examine the criteria, procedures and methods for the selection of directors and officers and to submit the same to the board for consideration;

(ii)    to review the structure, size and composition of the board (including the skills, knowledge and experience) at least annually and to make recommendations on any proposed changes to the board to complement the Company’s corporate strategies;

(iii) to identify candidates with appropriate qualifications to act as directors and to select and nominate such candidates;

(iv) to conduct an investigation into the candidates for directorships and the position of general manager and to recommend to the board;

(v) to make recommendations to the board on the appointment or re-appointment of directors and succession planning for directors (especially the chairman and the general manager);

(vi) to assess the independence of independent non-executive directors;

(vii) to conduct fact-finding investigations into the candidates for other management positions as proposed by the general manager and to offer opinions on such investigations to the board;

(viii) to search for candidates available for employment in the domestic and overseas human resources markets and within the Company and to make recommendations to the board;

(ix) to perform other duties as assigned by the board; and

(x) to perform other duties as assigned by the securities regulatory authorities in places where the Company is listed.

Article 4	Each of these special committees under the Board shall formulate its own detailed work rules which shall come into effect upon approval by the Board.

CHAPTER III FUNCTIONS, POWERS AND AUTHORITY OF THE BOARD OF DIRECTORS

Article 5	The Board shall be responsible to the shareholders’ general meeting and exercise the following functions and powers:

(1) to be responsible for convening shareholders’ general meetings and report on its work to the shareholders’ general meetings;

(2) to implement the resolutions passed at the shareholders’ general meetings;

(3) to determine the Company’s business plans and investment plans;

(4) to prepare the Company’s annual preliminary and final financial budgets;

(5) to prepare the Company’s profit distribution and loss recovery plans;

(6)    to prepare the Company’s financial policies, Company’s registered capital increase or decrease plans, and schemes for issue and listing of the Company’s bonds and securities of any kind (including but not limited to the Company’s debentures) or repurchase of the Company’s shares;

(7) to prepare plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company;

(8)    to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the general meeting;

(9) to decide the establishment of the Company’s internal management bodies;

(10)  to appoint or remove the Company’s general manager; appoint or remove the Company’s deputy general managers and chief financial officer according to the nomination by the general manager; appoint or remove the secretary of the Board; and determine their remuneration;

(11)  to appoint or replace the members of the board of directors and the supervisory committee of the Company’s wholly-owned subsidiaries; appoint, replace or recommend shareholder’s proxies, directors (candidates) and supervisors (candidates) of the subsidiaries controlled or participated in by the Company by shareholding;

(12) to determine the establishment of the Company’s branches;

(13) to prepare proposals for any amendment to the Articles;

(14) to formulate the Company’s basic management rules and regulations;

(15) to manage the disclosure of information of the Company;

(16) to propose at the shareholders’ general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

(17) to listen to the work report of the Company’s general manager and inspect the work of the general manager;

(18) to develop and review the Company’s policies and practices on corporate governance;

(19) to review and monitor the training and continuous professional development of directors and senior management of the Company;

(20) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(21) to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors of the Company;

(22)  to make decisions about major matters and administrative affairs other than those which should be decided by the Company’s general meeting in accordance with laws, administrative regulations and the Articles, and executing other important agreements; and

(23) other functions and powers stipulated by laws, administrative regulations or the Articles and granted by the shareholders’ general meeting.

Article 6	Necessary conditions for the performance of duties by the Board:

The general manager shall provide all directors with necessary information and data so that the Board can make its decisions in a scientific, rapid and prudential manner. A proper introduction related to the Company’s affairs shall be given to the newly-appointed directors.

A director may request the general manager or, through the general manager, the relevant department of the Company to provide information and explanations necessary for them to make decisions in a scientific, rapid and prudential manner. The Company shall note in particular that the Company must take steps to answer the questions of non-executive directors, if any, as soon and completely as possible.

Any independent director may engage independent institutions to provide independent opinions as the basis of their decision if they consider necessary. The Company shall arrange the engagement of such independent institutions and bear the expenses incurred therefrom.

Article 7	The board of directors shall examine and resolve on the matters which the board of directors is required by laws, administrative rules and the Articles of Association to submit to the shareholders’ general meeting for determination (including matters proposed by more than half of the independent directors).

Article 8	In order to ensure and improve the soundness and efficiency of the day-to-day operation of the Company, the Board may, pursuant to the provisions of the Articles and the authority conferred by the shareholders’ general meeting, delegate explicitly and with limitations the executive director committee and general manager to exercise their functions and powers to decide investment plans and asset disposal, formulate the Company’s financial strategies and determine the management structure.

Article 9	The powers and authorities of the Board regarding investments shall be as follows:

(1) The Board shall be responsible for examining the Company’s medium- to long-term investment plans and submitting them to the shareholders’ general meeting for approval;

(2)    The Board shall be responsible for examining the Company’s annual investment plans and submitting them to the shareholders’ general meeting for approval. The Board may adjust the capital expenditure amount for the current year within 15% and may delegate the executive directors committee to adjust the capital expenditure amount of the current year within 8%;

(3)    Individual investment projects (including but not limited to projects involving fixed assets and external equity) shall be examined and approved by the Board where the investment amount is not more than 5% of the Company’s latest audited net asset value. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any project with an investment amount less than RMB 50,000,000 and delegate the general manager to examine and approve any project less than RMB 5,000,000;

(4)    In the event that the Company utilizes its own assets to conduct risk investments (including, but not limited to, bonds, futures and shares) in any industry which is not related to the business of the Company, the Board shall examine and approve any such individual investment with an investment amount not more than 2% of the latest audited net assets value of the Company. The Board may, within the scope of its authority, delegate to the executive directors committee the authority to examine and approve any risk investment project less than RMB 50,000,000 and delegate to the authority general manager to examine and approve any risk investment project less than RMB 5,000,000.

Article 10	Power and authorities of the Board in relation to non-connected transactions:

(1)    When entering into any non-connected transaction as referred to in the Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange not requiring the examination and approval of the Company’s shareholders’ general meeting, the Company shall calculate the following five test indicators: (i) total assets ratio: derived from dividing the total value of the assets (the higher of the book value and the appraised valued, if both exist) involved in the transaction by the latest audited total assets value of the Company; (ii) transaction value ratio: derived from dividing the consideration of the transaction (taken into account the indebtedness and expenses borne) by the latest audited total net assets value of the Company; (iii) profit ratio: derived from dividing the absolute value of the profit derived from the transaction by the absolute value of the latest audited net profit of the Company; (iv) ratio of income from principal operations: derived from dividing the absolute value of the income derived from the relevant principal operations which is the subject of the transaction (such as equity) for the latest financial year by the absolute value of the income from principal operations of the Company for the latest financial year; (v) ratio of net profit derived from the subject of the transaction: derived from dividing the absolute value of the net profit for the latest financial year relating to the subject of the transaction by the absolute value of the audited net profit of the Company;

(2)    The Board shall examine and approve any transaction of which the total assets ratio as set forth in (i) of paragraph (1) above is less than 50% but not less than 10%, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 1%, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than 1%.

(3)    The Board shall examine and approve any transaction of which the transaction value ratio as set forth in (ii) of paragraph (1) above is less than 50% and the absolute amount does not exceed RMB 50 million but not less than 10% and the absolute value of the transaction amount is not less than RMB 10 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the transaction amount is less than RMB 10 million and not less than RMB 5 million, and shall authorize the general manager to examine and approve any transaction falling below the above-mentioned level which requires the executive director committee to conduct an examination and approval.

(4)    The Board shall examine and approve any transaction of which the ratio of profit derived from the transaction as set forth in (iii) of item (1) above is less than 50% and the absolute amount does not exceed RMB 5 million but not less than 10% and the absolute value of the profit derived from the transaction is not less than RMB 1 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the profit derived from the transaction is less than RMB 1 million and not less than RMB 0.5 million, and shall authorize the general manager to examine and approve any transaction falling below the above-mentioned level which requires the executive director committee to conduct an examination and approval.

(5)    The Board shall examine and approve any transaction of which the ratio of income from principal operations as set forth in (iv) of item (1) above is less than 50% and the absolute amount does not exceed RMB 50 million but not less than 10% and the absolute value of the transaction amount is not less than RMB 10 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the income from principal operations for the latest financial year of the subject of the transaction is less than RMB 10 million and not less than RMB 5 million, and shall authorize the general manager to examine and approve any transaction falling below the above-mentioned level which requires the executive director committee to conduct an examination and approval.

(6)    The Board shall examine and approve any transaction of which the ratio of net profit derived from the subject of the transaction as set forth in (v) of item (1) above is less than 50% and the absolute amount does not exceed RMB 5 million but not less than 10% and the absolute value of the net profit from the subject of the transaction is not less than RMB 1 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the net profit derived from the subject of the transaction is less than RMB 1 million and not less than RMB 0.5 million, and shall authorize the general manager to examine and approve any transaction falling below the above-mentioned level which requires the executive director committee to conduct an examination and approval.

Article 11	Limits on the power and authorities for decisions in relation to assets transactions:

In the course of carrying out a fixed assets transaction, if the sum of the estimated value of the fixed assets proposed to be transacted and the value derived from the fixed assets which have been transacted within four months prior to such proposed transactions does not exceed 33% of the value of the fixed assets as shown in such balance sheet as being considered at the most recent shareholders’ general meeting, the Board shall be entitled to make the relevant decisions.

The board of directors shall be authorized to consider and approve any acquisition or disposal of assets conducted by the Company within the period of one year with a value below 30% of the latest audited total assets of the Company.

Article 12	Power and authorities in relation to connected transactions:

(1)    With respect to any connected transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange” being entered into with connected legal persons not requiring to be voted upon and passed at the shareholders’ general meeting, the Company’s board of directors shall approve any transaction with an amount of more than RMB 3 million and accounting for more than 0.5% of the absolute value of the latest audited net assets of the Company, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than the limit on the power of the Board.

(2)    With respect to any connected transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange” being entered into with connected natural persons not requiring to be voted upon and passed at the Shareholders’ General Meeting, the Company’s board of directors shall approve any transaction with an amount of more than RMB 0.3 million, and shall authorize the executive director committee to examine and approve any transaction with an amount less than RMB 0.3 million.

Article 13	For guarantees provided by the Company to a third party which are not required by the Articles or the Rules of Procedure for Board of Directors’ Meetings to seek approval by shareholders at general meetings, the board of directors shall be authorized to consider and approve these guarantees. The giving of guarantee by the Company to a third party shall be examined and approved by more than two-thirds of all members of the Board.

Article 14	Power and authority of the Board in relation to debts:

(1)    According to the annual investment plan approved by the shareholder’s general meeting, the Board shall consider the amount of long-term loans for the current year and may authorize the executive directors committee to adjust the amount of long-term loans for the year approved by the Board within 10%.

(2)    Within the total amount of the loans for working capital for the current year approved by the Board, the Board may authorize the executive directors committee to examine and approve any short-term loan contract for working capital with an amount of individual loan more than RMB 50,000,000 and may authorize the general manager to examine and approve any short-term loan contract for working capital with an amount of individual loan less than RMB 50,000,000.

Article 15	If different standards of approval mentioned above are applicable to the above investment, asset disposal, loan matters, external guarantees and involve more than two or more approval bodies, approval applications shall be submitted to the highest approval body.

If the above investment, asset disposal and loan matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

Article 16	Power and authority of the Board in relation to management structures and personnel:

The Board shall authorize the executive directors committee to make decisions about the establishment of the Company’s internal management structure of the Company, establishment of branch entities, appointment and replacement of the members of the board of directors and supervisory committee of the Company’s wholly-owned subsidiaries, and appointment, replacement or nomination of shareholders’ representatives, director candidates and supervisor candidates of subsidiaries controlled or invested in by the Company.

CHAPTER IV SECRETARY OF THE BOARD OF DIRECTORS

Article 17	The Company shall have one secretary of the board of directors. The main duty of the secretary of the board of directors is to promote and improve the Company’s corporate governance standards and properly deal with the matters regarding disclosure of information.

Article 18	The main duties of the secretary of the Board include:

(1)    organizing and arranging for the meetings of the Board and shareholders’ general meetings, preparing meeting materials, handling relevant meeting affairs, responsible for keeping minutes of the meetings and ensuring their accuracy and completeness, keeping meeting documents and minutes and taking initiative to keep abreast of the implementation of relevant resolutions. Any important issues occurring during the implementation shall be reported and relevant proposals shall be put forward to the Board.

(2)    ensuring the material matters decided by the Board of the Company to be carried out strictly in accordance with the procedures as stipulated; at request of the Board, participating in the organization of consultation on and analysis of the matters to be decided by the Board and raise relevant opinions and suggestions; handling the day-to-day affairs of the Board and its committees as authorized.

(3)    as the contact person of the Company with the securities regulatory authorities, responsible for organizing preparation and prompt submission of the documents required by the regulatory authorities, responsible for accepting tasks assigned by the regulatory authorities and organizing their implementation, and ensuring the Company to prepare and submit the reports and documents required by the competent authorities in accordance with the law.

(4)    responsible for co-ordinating and organizing the Company’s disclosure of information, establishing and perfecting the information disclosure system, participating in all of the Company’s meetings involving the disclosure of information, and being aware of the Company’s material operation decisions and related information in a timely manner.

(5)    responsible for keeping the Company’s price-sensitive information confidential and working out effectual and practical confidentiality system and measures; where there is any disclosure of the Company’s price-sensitive information due to any reason, necessary remedial measures shall be taken, timely explanation and clarification shall be made, and relevant reports shall be submitted to the regulatory authorities in places where the shares of the Company are listed, and to the China Securities Regulatory Commission (hereinafter referred to as the “CSRC”).

(6)    responsible for co-ordinating and organizing market promotion, co-ordinating reception of visitors, handling the investor relations, keeping in touch with investors, intermediaries and news media, responsible for co-ordinating replies to inquiries from the public, and ensuring investors to obtain the information disclosed by the Company in a timely manner; organizing the preparation of the Company’s onshore and offshore marketing and promotion activities, preparing summary reports on marketing and important visits, and organizing work in relation to the reports to the CSRC; establishing effectual communication channels between the Company and its shareholders (including assigning dedicated persons and/or departments), responsible for maintaining full and necessary contact with shareholders, and passing all feedback of shareholders, including their opinions and proposals, to the Board and management of the Company in a timely manner.

(7)    ensuring the proper maintenance of the register of shareholders, responsible for handling and keeping the materials concerning register of shareholders, directors’ register, quantity of shares held by major shareholders and records of shares held by directors, as well as the name lists of the beneficiaries of the outstanding debentures of the Company.

(8)    assisting directors and the president to conscientiously implement domestic and foreign laws, regulations, the Articles and other provisions and providing them with the relevant information (including but not limited to provision to the newly-appointed directors of the latest information on company governance issued by the Stock Exchange of Hong Kong Limited). Upon becoming aware that the Company has passed or may pass resolutions which may breach the relevant regulations, has a duty to immediately warn the Board, and is entitled to report the facts of the related matters to CSRC and other regulatory authorities.

(9)    co-ordinating the provision of relevant information necessary for the Company’s supervisory committee and other audit authorities to discharge their duties; assisting in carrying out investigation on the performance by the chief financial officer, directors and the president of the Company of their fiduciary duties.

(10)  ensuring that the complete constitutive documents and records of the Company are kept properly and the persons who have the rights of access to the relevant documents and records of the Company obtain those documents and records in a timely manner.

(11)  exercising other functions and powers as conferred by the Board, as well as other functions and powers as required by the listing rules of the stock exchanges on which the Company’s shares are listed.

Article 19	The Board shall have a secretarial office, which shall be the daily working body assisting the secretary of the Board in performing his duties.

Article 20	The Company shall formulate the “Detailed Working Rules for the Secretary of the Board”, which shall set out detailed provisions in respect of the duties and responsibilities, roles and the daily working body of the secretary of the Board. Those Rules shall come into effect upon the submission to, and the approval by, the Board.

CHAPTER V SYSTEM FOR BOARD OF DIRECTORS’ MEETINGS

Article 21	The board of directors’ meetings shall be divided into regular meetings of the board of directors and interim meetings of the board of directors according to the regularity of such meetings.

Article 22	Regular meetings shall include the following:

(1) Board meetings approving financial reports of the Company:

(i) Annual results meetings

Annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company’s annual reports and deal with other relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations and the Articles of Association, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of accounting year of the Company.

(ii) Interim results meetings

The interim results meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company’s interim reports and deal with other relevant matters at such meetings.

(iii) Quarterly results meetings

The quarterly results meeting shall be held in the first month of each of the second and fourth quarter of the Gregorian calendar year. The directors shall approve the Company’s quarterly reports for the preceding quarters at such meetings.

(2) Year-end review meetings

The year-end review meetings shall be convened in December of each year. The directors shall listen to and approve the general manager’s report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

Article 23	The chairman of the board of directors shall convene an extraordinary board of directors’ meeting within ten working days after receiving the relevant proposal in any one of the following events:

(1) shareholders representing not less than one-tenth of the voting rights requisition a meeting;

(4) not less than one-third of the directors together requisition a meeting;

(3) not less than one-half of the independent directors together requisition a meeting;

(4) the supervisory committee requisitions a meeting.

Article 24	The board of directors’ meetings shall be divided into meetings at which the directors may authorize other directors to attend on their behalf, according to whether the directors are physically present at the meetings.

The meetings at which all directors must be physically present shall be held at least once every six months, and such meetings shall not be held by way of written resolutions or video telephone meetings.

The chairman of the board of directors should at least annually hold meetings with the non-executive directors (including independent non-executive directors) without the executive directors present.

Article 25	The board of directors’ meetings shall be divided into on-site meetings, video-telephone meetings and meetings by way of written resolutions.

All the meetings of the board of directors may be held by way of on-site meetings.

The board of directors’ meetings may be held by way of video-telephone meetings, provided that the attending directors are able to hear clearly the director who speaks at the meeting and communicate amongst themselves. The meetings convened by this method shall be recorded and videotaped. In the event that the attending directors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable. The verbal voting by a director shall have the same effect as signing in the voting sheet, provided that there is no discrepancy between the opinions expressed by such director in completing signing procedure and the opinions orally expressed by him during the meeting.

In urgent cases (limited to cases where an on-site meeting or a video-telephone meeting is impractical), where the matters to be examined are comparatively procedural and unique such that a discussion of the motions proves to be unnecessary, the board of directors’ meeting may be held by written resolutions, in which case the motions shall be passed by way of circulating the motions for directors’ review. Unless otherwise expressed by the directors, signing on the written resolutions by the directors shall be sufficient evidence that they have agreed to the resolutions.

CHAPTER VI PROCEEDINGS OF BOARD OF DIRECTORS’ MEETINGS

Article 26	Putting forward Motions

The motions of the board of directors’ meetings shall be put forward in the following circumstances:

(1) matters proposed by the directors;

(2) matters proposed by the supervisory committee;

(3) motions from the special committees of the board of directors;

(4) matters proposed by the general manager.

Article 27	Collecting Motions

The secretary of the board of directors shall be responsible for collecting the draft motions in respect of the matters to be considered at the meeting. Each person who puts forward the relevant motion(s) shall submit the motions and relevant explanatory materials before the date of the meeting. Motions concerning material connected transactions which must be approved by the board of directors or the shareholders’ general meeting (which are determined according to the standards set from time to time by the relevant regulatory bodies) shall first be approved by the independent directors. The relevant materials shall be submitted to the chairman of the board of directors after being reviewed by the secretary of the board of directors, who shall also set out the time, place and agenda of the meeting in the materials submitted.

Article 28	Convening Meetings

A board of directors’ meeting shall be convened by the chairman of the board of directors, who shall also sign and issue the notice convening the meeting, and the vice chairman shall assist the chairman in his work. If the chairman of the board of directors, without reason, does not convene the meeting, or is unable to convene the meeting due to special reasons, the meeting shall be convened by the vice chairman (If the Company has two or more vice chairmen, the meeting shall be convened by the vice chairman who is jointly elected by more than half of the directors.). If the vice chairman is unable to or does not convene the meeting, the meeting shall be convened by the director who is jointly elected by more than half of the directors. The convenor of the meeting shall be responsible for signing and the issuing the notice of the meeting.

Article 29	Notice of Meetings

(1)    The notice of a board of directors’ meeting shall be delivered to all directors, supervisors or other personnel attending the meeting before the date of the meeting. The notice of the meeting shall generally set out the following:

(i) the time and place of the meeting;

(ii) the duration of the meeting;

(iii) the agenda, subject matter, resolutions and relevant board papers and materials;

(iv) the date of the issue of the notice.

(2) Board of directors’ meetings shall be notified according to the following requirements and form:

(i) Where the board of directors have set the time and place of regular board of directors’ meetings, there is no need for notice of the meeting to be delivered.

(ii)    Where the board of directors have not set the time and place of the board of directors’ meetings, the board of directors shall serve notice of the time and place of the meeting on the directors by electronic means, telegraph, facsimile, courier or registered post or personal service, at least fourteen (14) days before the meeting.

(iii) The notice shall be written in Chinese and an English version can be attached if necessary and shall include the agenda of the meeting.

(iv) Any director may waive the right to receive notice of board meetings.

Notice of a meeting shall be deemed to have been given to any director who attends the meeting without objecting to any lack of notice before the meeting or at its commencement.

Article 30	Communication before Meetings

After the issue of the notice of a meeting and before the date of the meeting, the secretary of the board of the directors shall be responsible for, and shall communicate and liaise with all directors, in particular external directors, to seek their opinions or suggestions in respect of the motions of the meeting, and shall pass on these opinions or suggestions to the persons who put forward the motions, so as to enable necessary amendments to be made to them. The secretary of the board of directors shall also, in a timely manner, arrange for the provision of the supplemental materials which are required for the directors to make decisions on the motions of the meeting, including the background information relating to the subject of the meeting and other information which will assist the directors in making scientific, rapid and prudent decisions.

Where more than one-fourth of the directors or two external directors are of the opinion that the materials provided are insufficient or unclear, they may jointly make a proposal concerning the postponement of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal. Unless such a proposal is put forward during the meeting, the secretary of the board of directors shall serve a notice on the directors, supervisors and other personnel attending the meeting upon receiving a written request concerning the postponement of holding of the meeting or the postponement of discussions on part of the issues put forward by the board of directors.

Article 31	Attendance at Meetings

Meetings of the board shall be held only if more than half of the directors are present.

Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend the meeting in person, he shall appoint another independent director to attend the meeting on his behalf). The power of attorney shall set out the name of the attorney, the particulars of items entrusted and the scope of authorization, duration of the validity of such authorization, and shall be signed or sealed by the principal.

In the event that an independent director does not attend three consecutive board of directors’ meetings in person or if the other directors do not attend two consecutive board of directors’ meetings in person and do not appoint another director to attend on their behalf, this will be regarded as a dereliction of duty, and the board of directors should recommend to the shareholders’ general meeting to have such directors removed.

The board of directors’ meeting shall be chaired by the chairman of the board of directors. The vice chairman shall assist the chairman in his work. If the chairman of the board of directors, without reason, does not chair the meeting, or is unable to chair the meeting due to special reasons, the meeting shall be chaired by the vice chairman (If the Company has two or more vice chairmen, the meeting shall be chaired by the vice chairman who is jointly elected by more than half of the directors). If the vice chairman is unable to or does not chair the meeting, the meeting shall be chaired by a director who is jointly elected by more than half of the directors.

Article 32	Considering the Motions

The chairman of the meeting shall declare the commencement of the meeting as scheduled. The directors present shall reach an agreement on the agenda of the meeting thereafter. Where more than one-fourth of the directors or more than two external directors are of the opinion that the materials for the meeting are insufficient or unclear, they may jointly make a proposal concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal.

When an agreement is reached in respect of the agenda of the meeting by the directors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one. Persons who put forward the motions or their proxies shall first report to the board of directors their work or make statements in respect of the motions.

In reviewing the relevant proposals, motions and reports, in order to understand the main points and the background information of the motions in detail, the board of directors’ meeting may require the heads of the departments which are responsible for handling the motions to attend the meeting to listen to and make inquiries of the relevant statements made at the meeting, so that proper decisions can be made at the meeting. If, in the course of the meeting, any motions examined are found to be unclear or infeasible, the board of directors shall require the departments which are responsible for handling the motions to give a statement at the meeting, and the motions may be returned to such departments for re-handling and their examination and approval shall be postponed.

The independent directors shall give their independent opinions to the board of directors on the following matters:

(1) the nomination, appointment and dismissal of senior officers;

(2) the appointment and dismissal of senior officers;

(3) the remuneration of the directors and senior officers of the Company;

(4)    existing or new loans made by the Company to its shareholders, the person in effective control of the Company or the associated enterprises of the Company or other transfer of funds between them, the amounts of which are equivalent to or exceed the relevant thresholds of the Company’s material connected transactions which must be approved by the board of directors and shareholders’ general meeting (which shall be determined in accordance with the standard promulgated from time to time by the authorized regulatory bodies) which must be examined by the board of directors or shareholders’ general meeting according to law, and whether the Company has taken effective measures to recover such debts;

(5) any matters which the independent directors consider to be material to the interests of minority shareholders.

An independent director shall give his opinion on the above-mentioned matters in the following manner:

(1) agree;

(2) opinion reserved and reasons therefor;

(3) oppose and reasons therefor;

(4) no opinion can be expressed and the obstacles.

Article 33	Voting on Motions

In reviewing the motions submitted to the board of directors’ meeting, all attending directors shall express their opinions in respect of approval or objection to such motions or abstention from voting.

The directors who are acting as proxies of others shall exercise the voting rights within the scope of such authorization.

Where a director is not present at a board of directors’ meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

Regarding the resolutions to be passed by the board of directors, except for the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, other matters shall be passed with the consent of more than one-half of the directors (provided that, where any guarantee is to be provided to any external party, the resolution shall be passed by the consent of more than two-thirds of the directors):

(1)    plans for formulating the financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of securities of any kind (including, without limitation, debentures of the Company) and their listing, and any repurchase of the shares of the Company;

(2) plans for formulating significant acquisition or disposal, and plans for merger, division, dissolution or change of the form of the Company;

(3) plans for formulating amendments to the Company’s Articles of Association.

Vote on resolutions of the board of directors may be taken on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to a casting vote.

A director shall not be entitled to vote, whether for himself or on behalf of another director, on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his Associates has any material interest can be convened where not less than half of the unaffiliated directors of the Company attend the meeting and any such resolutions shall be passed by at least half of the unaffiliated directors of the Company. If the number of unaffiliated directors present is less than 3, the matters shall be submitted to the shareholders’ general meeting for consideration.

If a director is affiliated to a matter to be resolved on at a board of directors’ meeting, such director shall not exercise its voting right on the resolution, nor shall such director exercise the voting right of any other director as the latter’s proxy. The board of directors’ meeting may be held if more than half of the unaffiliated directors are present, and the resolution adopted at the board of directors’ meeting shall be passed only with the consent of more than half of the unaffiliated directors who are present. If the number of unaffiliated directors present at the board of directors’ meeting is less than three, the matter shall be submitted to the shareholders’ general meeting for discussion and approval.

Article 34	Responsibilities of directors for board resolutions

A written resolution of the board of directors shall not be legally effect as a resolution of the board of directors if it has not been formulated in accordance with the stipulated procedures, notwithstanding that all the directors have already expressed their opinions in different ways. The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director who participates in a resolution which contravenes the laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meeting thus causing serious damage to the Company shall be directly liable (including compensation of damages) for all losses incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability. A director who abstains, or who fails to attend the meeting and fails to appoint a proxy to act on his behalf, cannot avoid liability. A director who explicitly expresses his objection in the course of discussion but fails to cast an objection vote in the voting cannot avoid liability.

Article 35	Resolutions of the Meeting

The board of directors’ meeting should normally resolve on all the matters examined at the meeting.

A resolution on the Company’s connected transactions shall not be valid until it has the consent of all independent directors.

The independent directors’ opinions shall be set out in the resolutions of the board of directors’ meetings.

Article 36	Minutes of the Meetings

Minutes of the board of directors’ meeting are proof of the resolutions on the matters examined at the meeting. Detailed and complete minutes in respect of the matters examined at the meeting shall be recorded. The minutes of the board of directors’ meeting shall state the following:

(1) the date, place, names of the convenors and chairman of the meeting;

(2) the names of the attending directors and the names of those persons present, the names of appointing directors and their attorneys;

(3) the agenda of the meeting;

(4) the essential points of the directors’ presentations (for a meeting by written resolution, the version containing the directors’ feedback in writing shall prevail);

(5) the voting methods and outcome for each proposal (the outcome of the voting shall set out the respective number of assenting or dissenting votes or abstentions);

(6) the directors’ signatures.

The secretary of the board of directors shall take initiative to arrange for the matters examined at the meeting to be recorded. The minutes of the board meeting shall be given to all directors as soon as practicable. Directors who wish to amend or supplement the minutes shall submit a written report setting out his comments to the chairman of the board within one week of this receipt of the draft minutes circulated. Once the board minutes have been finalised, the attending directors, the secretary of the board of directors and the minute-taking officer shall sign the minutes of the board meeting. The minutes of the board meeting, being an important Company record, shall be properly kept at the business address of the Company.

CHAPTER VII DISCLOSURE OF INFORMATION RELATING TO THE BOARD OF DIRECTORS’ MEETING

Article 37	The board of directors of the Company shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company’s shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at the board of directors’ meeting which are discloseable are disclosed accurately and in a timely manner. Information relating to significant matters of the Company must be reported to the stock exchanges on which the Company’s shares are listed at the earliest opportunity, and shall be submitted to relevant regulatory authorities for filing.

Article 38	Where a matter which requires the independent opinions of the independent directors is discloseable, the Company shall disclose such opinions in the relevant announcement. If the independent directors are of the divergent views and cannot reach any consensus, the board of directors shall disclose the respective opinions of each of the independent directors.

Article 39	Where matters considered at the board of directors meeting are confidential, the attendees of the meeting must keep such information confidential. Liability shall be imposed on those who are in breach of this duty.

CHAPTER VIII IMPLEMENTATION OF THE RESOLUTIONS OF THE BOARD OF DIRECTORS’ MEETING AND FEEDBACKS

Article 40	The following matters shall not be implemented until they are examined and preliminarily approved by the board of directors and submitted to the shareholders’ general meeting for approval thereafter:

(1) formulation of the Company’s annual preliminary and final budgets;

(2) formulation of Company’s profit distribution plans and plans for making up losses;

(3) increase or reduction of the registered capital of the Company and issue of debentures or other securities of the Company and their listing, and any repurchase of the shares of the Company;

(4) formulation of plans for merger, division, dissolution or change of the form of the Company;

(5) formulation of plans for any amendment to the Articles of Associations; and

(6) any proposal to be submitted to the shareholders’ general meeting for the appointment or replacement of an accounting firm auditing the accounts of the Company.

Article 41	After resolutions are passed at a board of directors’ meeting, the general manager shall implement the resolutions which fall within the scope of the authority of the general manager, or which the board of directors authorizes the general manager to handle, and shall report the status of implementation to the board of directors.

Article 42	The chairman of the board shall have the power to, or authorize the vice-chairman or the directors to, urge, examine and supervise the implementation of the resolutions of the meeting.

Article 43	At each board of directors’ meeting, the chairman or other executive director authorized by him shall report on matters relating to resolutions of the executive directors’ committee (if any) and the general manager shall deliver a report to the meeting in relation to the status of implementation of the matters which, according to the resolutions of the previous meeting, must be implemented.

Article 44	Under the direction of the board of directors and the chairman, the secretary of the board of directors shall take the initiative to obtain information in respect of the progress on the implementation of the resolutions, and shall, in a timely manner, report to and submit proposals to the board of directors and the chairman in relation to the important issues to be implemented.

CHAPTER IX SUPPLEMENTAL PROVISIONS

Article 45	Where these Rules fail to comply with relevant laws, regulations, other regulatory documents as promulgated from time to time, the provisions of the Company Law of any resolutions of the shareholders’ general meeting, then such laws, regulations and other regulatory documents, the Company Articles or shareholders’ resolutions shall prevail.

Article 46	These Rules shall come into effect upon being passed by the shareholders’ general meeting. Any amendments to these Rules shall be proposed by the board of directors and submitted to the shareholders’ general meeting for approval.

Article 47	The right to interpret these Rules shall vest with the board of directors.

RULES OF PROCEDURE FOR

SUPERVISORY COMMITTEE MEETINGS

CHAPTER I GENERAL PRINCIPLES

Article 1	In order to safeguard the interests of the shareholders and employees of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) and improve the Company’s internal supervision and control mechanisms, these Rules governing the work of the Supervisory Committee of this Company are hereby formulated in accordance with the laws and regulations governing the listed companies within and outside China, including the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), the Securities Law of the People’s Republic of China, the Provisional Regulations on Supervisory Committees of State Enterprises, the Mandatory Provisions in the Articles of Association of Companies Listed Overseas, the Guidelines on the Articles of Association of Listed Companies and Standards on Corporate Governance for Listed Companies, and with the reference to the Opinions on Further Promoting Standardised Operation of Reform of Companies Listed Overseas stipulated by the State Economic and Trade Commission and China Securities Regulatory Commission and the Articles of the Association of the Company (the “Articles of Association”).

Article 2	The Supervisory Committee is the supervisory organisation set up in accordance with law, and is accountable and reports to the shareholders’ general meeting.

The Supervisory Committee focuses its work on financial supervision, and supervises the Company’s financial activities and the operation and management activities of the Company’s directors and senior officers in accordance with the relevant national laws, administrative regulations, financial auditing regulations and resolutions of the shareholders’ general meeting, so as to ensure that the assets of the Company and the interests of shareholders are not jeopardised.

CHAPTER II COMPOSITION OF THE SUPERVISORY COMMITTEE

Article 3	The Supervisory Committee of this Company shall be composed of seven (7) members, one half of whom shall be external supervisors and at least one third of whom shall be employee representatives.

Article 4	The supervisors who are not employee representatives shall be elected and removed at a shareholders’ meeting. The supervisors who are employee representatives in the Supervisory Committee shall be democratically elected and removed at the employee representative meeting.

The Supervisory Committee shall have a Chairman. The Chairman shall be elected by at least two thirds of the members of the Supervisory Committee. The Chairman shall carry out the duty of the Supervisory Committee. When a Chairman cannot or does not carry out his duty, another supervisor shall be nominated by at least half of the members of the Supervisory Committee to convene and chair meetings of the Supervisory Committee.

Article 5	Qualifications for supervisors

(1) A supervisor should be familiar with and able to perform and implement the relevant national laws, administrative regulations and rules and systems;

(2) A supervisor should have professional knowledge of financial, accounting, auditing or macro economic matters, and have an proper understanding of the Company’s operations and management;

(3) A supervisor should comply with the law, uphold principles, be honest and self-disciplined, loyal to his duties, impartial, and be able to maintain confidentiality;

(4) A supervisor should have a relatively strong ability of comprehensive analysis and judgement, and be capable of working independently;

(5) A supervisor should be able to protect the interests of investors, with a strong sense of responsibility to preserve and increase the value of the Company’s assets.

Article 6	Directors, managers, persons in charge of financial affairs, and secretary of the board of the Company and government functionaries shall not act as a supervisor of the Company concurrently.

A person shall be disqualified from being a supervisor of the Company if any of the circumstances stipulated in Article 176 of the Articles of Association applies.

Article 7	The term of office for a supervisor shall be three years. In general, a supervisor shall not be removed during the term of office. Upon expiration of the term, a supervisor may be re-elected to a successive term.

Article 8	The Supervisory Committee shall establish an Office of Supervisory Committee, which shall be the working body of the Supervisory Committee and shall handle relevant specific matters under the leadership of the Supervisory Committee and its Chairman.

CHAPTER III POWERS, RESPONSIBILITIES AND OBLIGATIONS OF THE SUPERVISORY COMMITTEE

Article 9	The Supervisory Committee shall exercise the following powers in accordance with the law:

(1)    to supervise the performance and implementation of the relevant State laws and administrative regulations as well as implementation of the resolutions of the shareholders’ general meeting by the Company, and exercise supervision over decision-making procedures for important matters.

(2)    to examine the Company’s financial affairs, review the Company’s financial and accounting information and other information relating to the Company’s operation and management activities, verify authenticity and legitimacy of the Company’s financial statements, and review periodic reports of the Company prepared by the board of directors and to furnish written review opinions. When necessary, it may require any executive directors, managers and functionary departments to report on the relevant business matters;

(3)    to stress the supervision and control of economic activities and asset quality relating to finance, investment, provision of guarantees, security, transfer, acquisition and merger involving large amounts of funds which are the subject of decision-making by the Board.

(4)    to supervise directors and other senior officers of the Company in relation to their performance of duties as to whether they are involved in any of the following activities in violation of laws, regulations or the Articles of Association of the Company and to propose removal of a director or a senior officer who is in violation of laws, administrative regulations, the Articles of Association or resolutions passed at a general meeting of shareholders:

(i) by taking advantage of his office power, taking bribes or other illegal income or illegally taking possession of the assets of the Company;

(ii) misappropriating the funds of the Company, or lending the funds of the Company to other persons;

(iii) depositing the assets of the Company in an account under an individual’s name or in any other names;

(iv) using the assets of the Company to provide guarantees for a shareholder of the Company or for any other individual’s debts;

(v) engaging in any activity which may jeopardise the interests of the Company on his own account or for any other person; or

(vi) divulging commercial secrets of the Company.

(5) to request directors or senior officers to make rectification when their acts harm the interests of the Company;

(6) to attend the meetings of the Board of Directors as observers, and to designate any supervisor to attend the general manager’s executive meeting as an observer when necessary.

(7)    to propose the convening of extraordinary general meetings, and to convene and preside over the shareholders’ general meetings when the board of directors does not perform its duties in accordance with the provisions of the Company Law to convene or preside over the shareholders’ general meetings;

(8) to propose motions to the shareholders’ general meeting;

(9) to propose the convening of extraordinary board of directors’ meetings;

(10) on behalf of the Company, to negotiate with the directors or senior officers or litigate against the directors or senior officers;

(11)  To carry out investigation when any abnormality is found in the operation of the Company, and, where necessary, engage a professional institution, such as an accounting firm or a law firm, to assist in the work at the expense of the Company;

(12) to exercise other powers conferred by the Articles of Association or the shareholders’ general meeting.

Article 10	The Chairman of the Supervisory Committee shall exercise the following powers in accordance with the law:

(1) to convene and preside over the meetings of the Supervisory Committee;

(2) to inspect the implementation of resolutions of the Supervisory Committee;

(3) to examine and sign the reports of the Supervisory Committee and other important documents;

(4) on behalf of the Supervisory Committee, to report to the shareholders general meeting on its work; and

(5) other powers which shall be performed by the Chairman of the Supervisory Committee.

Article 11	During the performance of its duties of supervision, the Supervisory Committee may adopt the following measures against issues discovered therein:

(1) to issue a written notice demanding correction;

(2) to ask the audit and surveillance departments to verify;

(3) to appoint qualified external accountants firm, audit firm, law firm or other professional institutions to verify and collect evidence;

(4) to propose to convene any extraordinary shareholders general meeting;

(5) to make a report or explanation to the relevant State regulatory institutions or judicial authorities; or

(6) to initiate proceedings against the directors and senior officers in accordance with section 152 of the Company Law.

Article 12	In addition to conscientious performance of the obligations under the Articles of Association of the Company, a supervisor shall perform the following obligations:

(1) comply with the Articles of Association and to carry out those resolutions approved at the meetings of the Supervisory Committee;

(2)    faithfully perform the supervisory duty and safeguard the interests of the Company, and not seek personal interests for himself or for any other person by taking advantage of his position and office power in the Company, nor take bribes or any other illegal incomes or illegally take possession of assets of the Company;

(3) except in accordance with the law or as approved by the shareholders general meeting, may not disclose the Company’s secrets;

(4) be responsible for the authenticity and legitimacy of the contents of the report to the shareholders’ general meeting or the supervisory documents; and

(5) strengthen the study of the laws, regulations, policies and business, pay attention to investigation and research, and improve their professional ability.

CHAPTER IV METHODS AND PROCEDURES FOR THE OPERATION OF THE SUPERVISORY COMMITTEE

Article 13	The Supervisory Committee operates mainly through regular meetings and extraordinary meetings, telephone meetings and meetings carried out via other means of communication.

Article 14	The Supervisory Committee shall hold four regular meetings each year. In general, the agenda of the meeting shall include:

(1)    to review the annual, interim and quarterly financial statements of the Company, and present the Supervisory Committee’s analysis and recommendation from the points of view of enterprise operation risks, standardised operation, effective management and asset loss, etc.;

(2)    to focus on the assessment of the performance of the Company’s budget, operation of the assets, implementation of material investment decisions, asset quality of the Company and preservation of and increase in the value of the Company’s assets, etc.; and

(3) to discuss the work report of the Supervisory Committee, amendment to important systems, work plan and summaries of its work.

Article 15	Upon the proposal of the Chairman of the Supervisory Committee or two thirds or more of its members, or at the request of the Board or the General Manager, the Supervisory Committee may hold an extraordinary meeting in any of the following circumstances:

(1) where the Company has suffered or is suffering material asset flight, causing damages to the interests of the shareholders, but the Board fails to take measures in a timely manner;

(2)    where any director or senior officer of the Company violates laws, administrative regulations or the Articles of Association of the Company, causing material damage to the interests of the Company;

(3) where it is necessary to conduct investigation of any specific matter of the Company, or it is necessary to invite the Board and management to provide relevant reports or explanations;

(4) where the Supervisory Committee considers it necessary to appoint any external accountant or law firm to issue professional opinions in respect of certain material matters subject to supervision;

(5) where the Supervisory Committee considers it necessary to convene an interim meeting.

Article 16	Notice of the time and place of a Supervisory Committee meeting and major items recommended for discussion should be given to supervisors ten days prior to the date of meeting, either by telegraph, electronic transmission, facsimile, courier or registered post. When convening an extraordinary meeting, oral or written notice may be given three days prior to the meeting.

Should all supervisors be able to fully express their personal opinion and communicate with all other supervisors, Supervisory Committee Meetings can be held by means of telephone conference or other means of communication, and all supervisors are deemed to be present at the Supervisory Committee Meetings.

Article 17	A notice of the supervisory committee shall include the following:

(1) the date, venue and duration of the meeting;

(2) the cause for convening the meeting and its agenda;

(3) the date of the notice.

Article 18	Meetings of the Supervisory Committee should be attended by at least two-thirds (inclusive) of the supervisors. Meetings shall be chaired by the Chairman of the Supervisory Committee. If for some reason the Chairman is unable to attend, he should appoint another supervisor to chair the meeting.

Article 19	Supervisors shall attend meetings as scheduled, and fully express their opinions on the resolutions and matters for discussion, and indicate their own attitude. If for some reason a supervisor is unable to attend a meeting, he may authorize another supervisor to act as a proxy and exercise his powers on his behalf. Such written authorization shall state the name of the proxy, the matters in respect of which he is authorized, the authority of the proxy and the period of validity, and shall be signed or bear the seal of the person appointing the proxy. This will be deemed to be an attendance at that meeting by the supervisor so represented. The Supervisory Committee shall propose at a shareholders’ meeting or trade union representatives’ meeting for the removal of a Supervisor who, without reasons, fails to attend in person two consecutive Supervisory Committee meetings and fails to nominate another supervisor to act on his behalf.

Article 20	In considering or discussing a resolution or report, the Supervisory Committee may invite related experts, members of the board of directors, senior officers, or internal and external audit personnel to attend the meeting as non-voting attendees to make such explanation on related matters as necessary and to answer questions put up by the Supervisory Committee.

Non-voting attendees at the meeting have the right to express their opinion in respect of certain matters, but have no right to vote.

Article 21	Resolutions of the Supervisory Committee shall be voted by ballot, either by poll or on a show of hands. Each supervisor shall be entitled to one vote. All resolutions shall be passed by more than two-thirds of the supervisors to be effective.

Article 22	When the Supervisory Committee makes a resolution, where the matter falls within the scope of responsibility of the general manager, the general manager shall be responsible for implementation and shall report on such implementation in a timely manner to the Supervisory Committee. When the Supervisory Committee is not in session, he may report to the Chairman of the Supervisory Committee. Matters that do not fall within the scope of responsibility of the general manager, the Supervisory Committee shall organise implementation by the relevant department and receive their reports.

The Office of the Supervisory Committee is responsible for delivering written materials on the resolutions of the Supervisory Committee and their implementation to the directors, supervisors and general manager.

Article 23	Minutes shall be recorded of meetings of the Supervisory Committee, and shall be signed by the supervisors attending the meeting and the officer recording the minutes. Supervisors have the right to record explanations regarding their speeches at the meetings.

Article 24	After a meeting of the Supervisory Committee has been held, a summary of the meeting must be prepared, and retained for six years together with the minutes and resolutions as records of the Supervisory Committee.

Article 25	When the Supervisory Committee is exercising its supervising powers, it may not act on behalf of the board of directors or general manager, and may not carry on any business activities on behalf of the Company.

CHAPTER V INCENTIVES AND SANCTIONS

Article 26	A Supervisor shall be held liable for any contravention of the laws, rules and regulation if the Supervisor knows of such contravention but did nothing to stop it.

Article 27	If the Company suffers from losses as a result of a Supervisor breaching the laws, rules and regulation or the Articles of Association, the Supervisor shall be liable for the losses.

If the interest of an investor, the Company or the Company’s staff is negatively affected as a result of a decision of the Supervisory Committee, the Supervisor(s) who approved the decision shall be held liable. Supervisor(s) whose disapprovals are recorded in minutes shall be free from any obligations.

Article 28	If the achievements of members of the Supervisory Committee in carrying out their work are outstanding, and make a significant contribution to the rights and interests of the Company and the shareholders, the shareholders’ general meeting may grant them a bonus.

Article 29	In any of the following cases, based on the severity of the particular circumstances, the Supervisory Committee shall propose at a shareholders’ meeting or trade union democratic management authority for the removal of a Supervisor in accordance with the law, rules and regulations and the Articles of Association. Where this constitutes criminal behaviour, criminal liability will be pursued by judicial organs in accordance with the law:

(1) concealing major breaches of the law or regulation by the Company, or gross dereliction of duty in relation thereto;

(2) preparing a false report in relation to the Company’s financial situation;

(3) behaviour in breach of Article 12 of these Rules (except for Article 12(5) of these Rules).

CHAPTER VI SUPPLEMENTARY PROVISIONS

Article 30	The Supervisory Committee of the Company has guiding responsibility for the work of the supervisory committees of the Company’s subsidiaries (including controlled companies). When necessary it may organise a financial investigation group of the Supervisory Committee Office to carry out an investigation of the financial situation of subsidiaries.

Article 31	The Company shall provide the necessary working conditions for the Supervisory Committee, shall bear all expenses arising from the work of the Supervisory Committee.

Article 32	These Rules shall come into effect upon being passed by the shareholders’ general meeting.

Any amendments to these Rules shall be proposed by the Supervisory Committee and submitted to the shareholders’ general meeting for approval. The right to interpret these Rules shall vest with the Supervisory Committee.